SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓                        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of the 2013 annual report of China Petroleum & Chemical Corporation (the “Registrant”) filed with the Hong Kong Stock Exchange.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Statement
11	Business Review and Prospects
19	Management’s Discussion and Analysis
29	Significant Events
37	Connected Transactions
41	Corporate Governance
49	Report of the Board of Directors
54	Report of the Board of Supervisors
56	Directors, Supervisors, Senior Management and Employees
69	Principal Wholly-owned and Controlled Subsidiaries
70	Financial Statements
192	Corporate Information
193	Documents for Inspection
194	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 21 March 2014 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. ALL DIRECTORS OF SINOPEC CORP. ATTENDED THE 15TH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP. MR. FU CHENGYU, CHAIRMAN OF THE BOARD OF DIRECTORS, MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINANCIAL DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2013.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED BY THE 15TH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP. (THE “BOARD”), THE BOARD RECOMMENDED A FINAL CASH DIVIDEND OF RMB 0.15 (TAX INCLUSIVE) PER SHARE FOR 2013, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.09 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2013 WILL BE RMB 0.24 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2013 (THE “ANNUAL GENERAL MEETING”).

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Adhering to its corporate mission of “promoting enterprise development, contributions to the country, creation of shareholder value, social responsibility and employee wellbeing”, Sinopec Corp. implements strategies for resources, markets, integration, internationalisation, differentiation and green, low-carbon development with a view to realising its vision of building a first-class, global energy and petrochemical company.

DEFINITIONS:

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:
“Sinopec Corp.”: China Petroleum & Chemical Corporation;
“Company”: Sinopec Corp. and its subsidiaries;
“China Petrochemical Corporation”: our controlling shareholder, China Petrochemical Corporation;
RMC: Oil and Natural Gas Reserves Management Committee of the Company;
Sinopec CB: RMB23 billion A share convertible bond issued by Sinopec Corp. in 2011;
CSRC: China Securities Regulatory Commission.

Conversion of crude oil, natural gas and refinery throughput
For domestic production of crude oil, 1 tonne = 7.1 barrels, for overseas production of crude oil. 1 tonne = 7.28 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

	(1)	Principal financial data

	For the years ended 31 December
	2013	2012	Change	2011
Items	RMB millions	RMB millions	%	RMB millions

Operating income	2,880,311	2,786,045	3.4	2,505,683
Operating profit	96,453	87,926	9.7	100,966
Profit before taxation	96,982	90,107	7.6	102,638
Net profit attributable to equity shareholders of the Company	67,179	63,496	5.8	71,697
Net profit attributable to equity shareholders of the Company excluding extraordinary gain and loss	66,658	61,922	7.6	70,453
Net cash flow from operating activities	151,893	143,462	5.9	151,181

	At 31 December
	2013	2012	Change	2011
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,382,916	1,238,522	11.7	1,122,703
Total liabilities	759,656	687,921	10.4	613,178
Total equity attributable to equity shareholders of the Company	570,346	513,374	11.1	474,399
Total shares (1,000 shares)	116,565,314	86,820,287	34.3	86,702,562

(2)	Principal financial indicators

	For the years ended 31 December
	2013	2012	Change	2011
Items	RMB	RMB	%	RMB

Basic earnings per share	0.579	0.562	3.0	0.636
Diluted earnings per share	0.543	0.542	0.2	0.612
Basic earnings per share based on latest total shares (note)	0.578	—	—	—
Basic earnings per share (excluding extraordinary gain and loss)	0.574	0.548	4.7	0.625
Weighted average return on net assets (%)	12.24	12.80	(0.56) percentage points	15.93
Weighted average return (excluding extraordinary gain and loss) on net assets (%)	12.15	12.48	(0.33) percentage points	15.66
Net cash flow from operating activities per share	1.308	1.272	2.8	1.342

Note:	1. Calculated based on the total shares on 14 March 2014.
2. Earnings per share for 2011 and 2012 were pro forma data, adjusted in line with the change in the number of total shares.

	At 31 December
	2013	2012	Change	2011
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	4.912	4.548	8.0	4.209
Liabilities to assets ratio (%)	54.93	55.54	(0.61)	54.62
			percentage
			points

(3)	Extraordinary items and corresponding amounts

	For the year ended 31 December (Income)/expenses
	2013	2012	2011
Items	RMB millions	RMB millions	RMB millions

Gain on disposal of fixed assets	826	(133)	(754)
Donations	245	231	90
Government grants	(2,368)	(2,814)	(1,400)
Gain on holding and disposal of various investments	(210)	(69)	(48)
Other non-operating expenses, net	771	553	385
Subtotal	(736)	(2,232)	(1,727)
Tax effect	184	558	432
Total	(552)	(1,674)	(1,295)
Equity shareholders of the Company	(521)	(1,574)	(1,244)
Minority interests	(31)	(100)	(51)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2013	2012	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	15,101	10,864	4,237	39.0	Mainly due to the increase in the year end cash balance
Bills receivable	28,771	20,045	8,726	43.5	Mainly due to enlarged business scale.
Other receivables	13,165	8,807	4,358	49.5	Mainly due to increase of derivative financial instruments
Other current assets	21,385	1,008	20,377	2,021.5	Mainly due to reclassification of excess value-added tax paid to other current assets
Long-term equity investments	77,078	52,061	25,017	48.1	Please refer to Note 11 to the financial statements prepared in accordance with ASBE
Fixed assets	669,595	588,969	80,626	13.7	Mainly due to impact of depreciation and transfer construction in progress to property plant and equipment
Deferred tax assets	4,141	6,381	(2,240)	(35.1)	Mainly due to impact of reversion of deferred tax assets of some Subsidiaries
Other non-current assets	19,983	11,046	8,937	80.9	Please refer to Note 18 to the financial statements prepared in accordance with ASBE
Short-term loans	108,121	70,228	37,893	54.0	Mainly due to increase of US dollar borrowings of the Company
Bills payable	4,526	6,656	(2,130)	(32.0)	Mainly due to the regular maturity and settlement of the bills payable
Taxes payable	35,888	21,985	13,903	63.2	Please refer to Note 25 to the financial statements prepared in accordance with ASBE
Other payables	82,917	61,721	21,196	34.3	Mainly due to deferred payment of investments
Short-term debentures payable	10,000	30,000	(20,000)	(66.7)	Mainly due to repayment of short-term bonds at maturity
Non-current liabilities due within one year	45,749	15,754	29,995	190.4	Mainly accounts for bonds due within one year
Other non-current liabilities	8,187	3,811	4,376	114.8	Mainly due to increase of borrowings from Sinopec Group
Share capital	116,565	86,820	29,745	34.3	Mainly due to H shares placing, bonus issue and transfer from capital reserve to share capital, as well as the holders of A share convertible bonds exercise their conversion rights
Specific reserve	1,556	3,550	(1,994)	(56.2)	Please refer to Note 33 to the financial statements prepared in accordance with ASBE
Minority interest	52,914	37,227	15,687	42.1
Mainly due to the increase in minority interest as a result of the Company’s acquisition of three overseas oil and gas projects from China Petrochemical Corporation and the issuance of common shares to minority shareholders of Sinopec Kantons Holdings Limited

Financial expenses	6,274	9,819	(3,545)	(36.1)	Mainly due to impact of foreign exchange gains and reduction of overall financing cost through optimise the debt structure
Impairment losses	4,044	7,906	(3,862)	(48.9)	Please refer to Note 39 to the financial statements prepared in accordance with ASBE
Gain from changes in fair value	2,167	206	1,961	951.9	Mainly due to fair value changes of derivatives embedded in convertible bonds of the Company caused by stock price fluctuation of A and H shares of the Company
Investment income	2,510	1,540	970	63.0	Please refer to Note 41 to the financial statements prepared in accordance with ASBE

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB millions

	For the years ended 31 December
Items	2013	2012	2011	2010	2009

Turnover, other operating revenues and other income	2,880,311	2,786,045	2,505,683	1,913,182	1,345,052
Operating profit	96,785	98,662	105,530	104,974	90,669
Profit before taxation	95,052	90,642	104,565	103,663	86,574
Profit attributable to equity shareholders of the Company	66,132	63,879	73,225	71,782	63,129
Basic earnings per share (RMB)	0.570	0.566	0.650	0.637	0.560
Diluted earnings per share (RMB)	0.534	0.545	0.625	0.631	0.556
Return on capital employed (%)	8.02	9.09	11.49	12.95	11.67
Return on net assets (%)	11.63	12.50	15.50	17.11	16.63
Net cash generated from operating activities per share (RMB)	1.308	1.262	1.336	1.512	1.468

Unit: RMB millions

	As at 31 December
Items	2013	2012	2011	2010	2009

Non-current assets	1,009,906	892,929	794,423	727,642	692,930
Net current liabilities	198,812	148,358	101,485	76,177	114,442
Non-current liabilities	189,468	196,535	185,594	200,429	172,982
Minority interests	52,823	37,122	35,016	31,432	25,991
Total equity attributable to equity shareholders of the Company	568,803	510,914	472,328	419,604	379,515
Net assets per share (RMB)	4.880	4.527	4.191	3.723	3.367
Adjusted net assets per share (RMB)	4.841	4.476	4.172	3.722	3.347

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 188 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL

Unit: Share

	Before change		Increase/(decrease)					After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)

RMB ordinary shares	70,039,798,886	80.67	—	14,007,974,817	7,003,987,408	114,076Note	21,012,076,301	91,051,875,187	78.11
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488,000	19.33	2,845,234,000	3,925,144,400	1,962,572,200	—	8,732,950,600	25,513,438,600	21.89
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,820,286,886	100	2,845,234,000	17,933,119,217	8,966,559,608	114,076	29,745,026,901	116,565,280,654	100

Note: During the reporting period, a total number of 7,250 Sinopec CB had been converted into A shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS

As at 31 December 2013, the total number of shareholders of Sinopec Corp. was 687,875 including 681,359 holders of domestic A shares and 6,516 holders of overseas H shares. As at 17 March 2014, the total number of shareholders of Sinopec Corp. was 671,364. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the reporting period to 28 February 2014, a total of 155,773,017 A shares were converted from the Sinopec CB.

	(1)	Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as at 31 December 2013 are listed as below:

Unit: Share

					Number of
Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	73.49	85,662,948,858	19,865,821,166	0
HKSCC Nominees Limited 2	H share	21.77	25,372,181,059	8,694,936,587	Unknown
Guotai Junan Securities Co., Ltd. 3	A share	0.29	338,378,335	76,670,200	0
China Securities Finance Co., Ltd. 4	A share	0.25	290,856,807	290,856,807	0
Qatar Holding Limited Liability Company – Self-owned Funds	A share	0.08	89,996,185	89,996,185	0
National Social Security Fund – Combination 106	A share	0.07	86,008,148	56,112,259	0
CSOP Asset Management Limited - FTSE China A50ETF	A share	0.05	61,895,108	29,530,496	0
Industrial and Commercial Bank of China – southern select fund	A share	0.05	60,297,141	21,516,533	0
Industrial and Commercial Bank of China – e 50 index securities investment funds	A share	0.05	53,199,823	19,061,408	0
China Pacific Life Insurance Co., Ltd. – traditional – general insurance products	A share	0.04	48,503,201	8,115,661	0

Note 1	As compared with the number of shares as at 31 December 2012.

Note 2
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.47% of the total share capital of Sinopec Corp. which is included in the total number of the shares held by HKSCC Nominees Limited.

Note 3
At the end of the reporting period, Guotai Jun’an Securities Co., Ltd holds shares of Sinopec Corp. through self-run security account, security lending special account and refinancing guarantee account.

Note 4	At the end of the reporting period, China Securities Finance Co., Ltd. holds shares of Sinopec Corp. through self-run security account.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders, except that CSOP Asset Management Limited - FTSE China A50ETF and Industrial and Commercial Bank of China – Southern select fund are managed by China Southern Asset Management Co., Ltd.

(2)	Information disclosed by the shareholders of H shares according to the Securities and Futures Ordinance (“SFO”)

				Approximate
Name of shareholders	Status of shareholders	Number of shares interested Note		percentage of Sinopec Corp.’s issued share capital (H Share) (%)

JPMorgan Chase & Co.	Beneficial owner	436,218,553	(L)	1.71	(L)
		196,371,913	(S)	0.77	(S)
	Investment manager	722,853,223	(L)	2.83	(L)
	Custodian corporation/approved	1,647,437,726	(L)	6.46	(L)
	lending agent
BlackRock, Inc.	Interest of corporation controlled by	2,041,530,296	(L)	8.00	(L)
	the substantial shareholder	48,611,000	(S)	0.19	(S)
Schroders Plc	Investment manager	1,314,671,322	(L)	5.15	(L)

Note:(L): Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

	(1)	Issuance of securities in last three years

Types of shares and derivative securities	Issuing date	Issuing price	Issuing amount	Listing date	Approved amount for listing

Sinopec CB	23 February 2011	RMB100/bond	RMB23,000,000,000	7 March 2011	RMB 23,000,000,000
New H shares	14 February 2013	HKD8.45/share	2,845,234,000 shares	14 February 2013	2,845,234,000 shares
Bonus A shares	20 June 2013	—	14,007,974,817 shares	20 June 2013	14,007,974,817 shares
Bonus H shares	25 June 2013	—	3,925,144,400 shares	26 June 2013	3,925,144,400 shares

	(2)	Changes in total number of shares and equity structure and the consequent changes in asset-liabilities structure

As of 31 December 2013, a total of 8,580,860 units of Sinopec CB had been converted into A shares of Sinopec Corp., and a total of 117,873,188 A shares has been converted from Sinopec CB. As at the end of the reporting period, there were 221,419,140 units of Sinopec CB which had not been converted into shares yet, accounting for 96.27% of the total number of issued Sinopec CB. On 14 February 2013, Sinopec Corp. has issued 2,845,234,000 new H shares. The final cash dividend was RMB 2.00 for every 10 shares for 2012, which, combining with the distribution of 2 bonus shares from retained earnings plus 1 bonus shares from capital reserve for every 10 existing shares, therefore Sinopec Corp.’s total number of shares increased by 26,899,678,825 shares. The abovementioned changes in total number of shares had no material impact on the asset-liabilities structure of the Company.

	(3)	Existing employee shares
As at the end of the reporting period, there were no employee shares.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholders and the de facto controller of Sinopec Corp. during the reporting period.

	(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 231,620,585,000, and the legal representative is Mr. Fu Chengyu. The organisation code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage

China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%
People’s Daily Online	2,003,367	0.72%
Sinopec Engineering (Group) Co. Ltd	2,967,200,000	67.01%

(2)	Other than HKSCC Nominees Limited, there was no other legal person or shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
73.96%Note
Sinopec Corp.

Note:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S STATEMENT

Mr. Fu Chengyu, Chairman

Dear shareholders,

2013 was an extraordinary year for Sinopec Corp. With the help of your trust and support, Sinopec Corp. made significant progress with its corporate reforms and achieved sound operational results. On behalf of the Board, I would like to express to you our sincerest gratitude.

Yet our journey in the past year was not a smooth one. The lessons learned from the Qingdao pipeline accident on 22 November 2013, were both painful and indelible. We have since designated 22 November as our annual Safety Awareness Day so that we might transform our deep condolences for those who suffered loss and our respect for life into a lasting drive to strengthen our management and achieve safety in all of our operations.

Despite the slow recovery of the global economy in 2013, China’s economy and domestic demand for petroleum and petrochemical products grew steadily over the past year. Giving full play to our integrated business model, we focused on the quality and efficiency of growth and development. We made steady progress on multiple fronts by deepening reform, restructuring our business model, promoting innovation in our work streams, increasing revenue and controlling costs. Oil and gas production volume showed steady growth as we achieved breakthroughs of strategic significance in the exploration of shale gas in Fuling, which demonstrate how China can accelerate the pace of shale gas development. Overseas upstream assets increased, strengthening the Company’s resource base. The refining segment seized the opportunity provided by the modified oil products pricing mechanism. The Company made major advances in this segment by optimising and adjusting the product mix, accelerating quality upgrading of refined oil products and supplying more clean products to the market, which have become new growth drivers for the Company. The marketing and distribution segment improved its operational quality and efficiency by optimising its existing network. In the chemicals segment, the Company focused on adjusting its feedstock and product mix and successfully mitigated the impact of difficult market conditions. We regard technological innovations to be the key driver of future restructuring and transformation of our business growth model.

In 2013, the Company’s total revenues and other operating income increased by 3.4% from the previous year to RMB 2,880.3 billion. Profits attributable to shareholders of the Company under International Financial Reporting Standards rose by 3.5% to RMB 66.1 billion. Taking into account the Company’s sound operating performance, the Board is more than happy to share with our shareholders the fruits of our work by proposing a final dividend of RMB 0.15 per share, which, combining with the interim dividend of RMB 0.09 per share, brings our total annual dividend to RMB 0.24 per share.

In 2013, Sinopec Corp. continued to improve its corporate governance, strengthen its management of enterprise value and promote specialised and market-oriented business operations. The Board of Directors operated in compliance with all regulations as well as with the amendments to its articles of association, which improved the Company’s internal control system and its execution to protect shareholders’ rights and enhanced communications with investors. With the support of investors, the Company successfully completed a number of low-cost financing initiatives, which strongly supported the Company’s development and growth along with the capital markets.

The Company put more emphasis on investment quality and efficiency in 2013 and continued to adjust and optimise investments according to market conditions. We allocated RMB 168.6 billion to capital expenditures last year, a decrease of 7% from the amount budgeted at the beginning of the year. Expenditures in the upstream segment accounted for 53% of the total, helping us achieve a surplus in our domestic crude oil reserve balances and breakthroughs in shale gas exploration and development in Fuling. Expenditures in refining accounted for 14% of the total, mainly for upgrading the quality of oil products and revamping refining facilities to improve adaptability; 17% of the total went to the marketing and distribution segment for construction of service stations and the logistics network; and 11% went to the chemicals segment for major projects and structural adjustment programs. In addition, the Company successfully completed the acquisition of overseas upstream assets from China Petrochemical Corporation, which added up to our total capital expenditures for the year to RMB 185.1 billion.

In 2013, the Company engaged in numerous activities promoting corporate social responsibility (“CSR”). We established and improved the Regulations and Guidelines on Corporate Social Responsibility, and we fully incorporated CSR management into our daily operations and business. We launched the Clear Water, Blue Sky environmental protection scheme and actively participated in carbon-trading pilot programs to help advance green and low-carbon development. We enhanced talent development and career development channels in line with our people-oriented goals. The Company placed great emphasis on actions that benefited society, promoted the public welfare and fulfilled its social responsibilities, and it supported the joint development of local economies and communities in places where Sinopec Corp. operates. As the leading company in the United Nations Global Compact and a signatory of the Caring for Climate initiative, Sinopec Corp. encouraged Chinese companies to act together and sponsored the signatories of a Proposal to Address Climate Change.

Looking ahead to 2014, we expect the global economy to continue its recovery. China has embarked on a new journey to comprehensively deepen reform in areas including politics, economy, culture, society and ecological civilization. China’s economy will become all the more vibrant, as economic reforms allow markets to play a more decisive role in resource allocation. The continuous pursuit of industrialisation and urbanisation will support steady growth in demand for oil and petrochemical products, offering Sinopec Corp. room to grow in these markets. Sinopec Corp. has a strong asset base and competitive capabilities. Our development goals and strategies are very closely aligned with the direction, goals and path of China’s reforms. Given such unprecedented opportunity at a time of deepening national reform, the Board looks forward with great confidence to Sinopec Corp.’s future.

In 2014, the Company expects to make significant advances in its development by fully embracing reform, leading to corporate transformation, organisational vigor and stronger corporate values. We have already launched the restructuring of our marketing segment to introduce social and private capital, diversify operational methods, unlock intrinsic values and stimulate corporate vitality to help advance Sinopec Corp.’s development and maximise its value. We will continue to promote transformation and upgrades with a focus on improving development quality and efficiency. We will establish a return-oriented investment management mechanism attuned to both market conditions and the firm’s overall development goals. Our planned capital expenditures for 2014 are RMB 161.6 billion. We will strengthen our exploration effort in shale gas resources in Fuling to achieve significant development of China’s shale gas industry. We will use our advantages in technology and integration to provide high-quality refined oil and petrochemical products, doing our utmost to create social benefits. The Company will also enhance its refined oil sales network by accelerating the development of non-fuel business. We will optimise our resources by adjusting our feedstock and product structure.

Dear shareholders, it is the mission and responsibility of all Board members to see that Sinopec Corp. makes great strides in its development. With the support of our shareholders and the dedication of our employees, Sinopec Corp. will enhance its progress on all fronts through deepening reform. We hope to move forward in partnership with you, so that together we may realise our efforts to create a brilliant future for Sinopec Corp.

Fu Chengyu
Chairman

Beijing, China
21 March 2014

BUSINESS REVIEW AND PROSPECTS

Mr. Li Chunguang, Board Director and President

BUSINESS REVIEW
In 2013, the global economy continued to recover slowly. China’s economy was stable, but the growth rate decelerated, with GDP up by 7.7%. In response to market changes and the macroeconomic environment, we accelerated structural adjustments, deepened our reforms, expanded our resource base, built out our markets, reinforced our management and reduced costs and expenses, achieving sound results on all fronts.

1	Market Review

	(1)	Crude oil and natural gas

In 2013, international crude oil prices fluctuated in a wide range, hitting a high before falling in the first quarter, rebounding slightly in the second and third quarters due to tight supplies in some regions, and remaining high in the fourth quarter. The spot price of Platts Brent for the year was USD 108.66 per barrel, down 2.62% from the previous year. In 2013, China’s natural gas demand increased significantly, and a natural gas price reform plan was introduced, gradually linking the domestic gas price to the price of alternative energy.

	(2)	Oil products market

In 2013, the Chinese government further optimised the oil product pricing mechanism. It introduced a premium pricing policy for oil products with high quality in the second half of the year, which improved the market environment for the refining sector.

Along with steady economic growth and economic structural adjustment, domestic demand for gasoline maintained a rapid growth rate, while demand growth for diesel experienced a slowdown. According to the statistics of Nation Development and Reform Committee, domestic apparent consumption for oil products (including gasoline, diesel and kerosene) were 264 million tonnes, an increase by 5.1% over the previous year.

	(3)	Chemicals market

In 2013, domestic demand for chemicals continued to grow. Consumption of synthetic resin, synthetic fibre and synthetic rubber increased by 7.2%, 6.6% and 6.3%, respectively, over the previous year, and consumption of ethylene equivalent grew by 6.3%. However, the increase in both the domestic production capacity and imports of low-priced chemicals posed great challenges to domestic producers, especially in the first half of the year, when prices of chemicals dropped significantly. In the second half, the prices of some chemicals picked up.

2	Operations Review

	(1)	Exploration and production

In 2013, with increased exploration and development activities in five key areas of China, we achieved stable growth in oil and gas production and reserves. In exploration, we achieved significant strategic breakthroughs in the Fuling marine-facies shale gas exploration project, laying a solid foundation for shale gas development of the Company. In 2013, we added 3.13 million barrels to domestic proved oil reserves, achieving an oil reserve replacement ratio of more than 100%. We also acquired overseas upstream assets from China Petrochemical Corporation, significantly increasing our overseas oil and gas assets. In oil production, we enhanced the recovery rate in mature fields and effectively curbed the growth in lifting costs. We intensified exploration in the natural gas market, increasing sales volumes to meet consumption demand. In 2013, our oil and gas production was 442.82 million barrels of oil equivalent, up 3.48% from the previous year, of which crude oil was 332.54 million barrels, representing a year-on-year increase of 1.30%, and natural gas was 660.18 billion cubic feet, representing a year-on-year increase of 10.4%.

Summary of Operations for the Exploration and Production Segment

				Change from
	2013	2012	2011	2012 to 2013 (%)

Oil and gas production (mmboe)	442.84	427.95	407.91	3.48
Crude oil production (mmbbls)	332.54	328.28	321.73	1.30
China	310.84	306.60	303.37	1.38
Overseas	21.70	21.68	18.36	0.09
Natural gas production (bcf)	660.18	598.01	517.07	10.40

Summary of Proved Reserves of Crude Oil and Natural Gas

	Reserves of Crude Oil (mmbbls)
	31 December 2013	31 December 2012

Proved Reserves	3,130	2,843
Proved Developed Reserves	2,821	2,577
Shengli	1,944	1,974
Others	557	539
China	2,501	2,513
Overseas	320	64
Proved Undeveloped Reserves	309	266
Shengli	110	84
Others	162	174
China	272	258
Overseas	37	8

	Reserves of Natural Gas (bcf)
	31 December 2013	31 December 2012

Proved Reserves	6,520	6,730
Proved Developed Reserves	5,805	5,439
Puguang	2,939	3,605
Others	2,842	1,834
China	5,781	5,439
Overseas	24	—
Proved Undeveloped Reserves	715	1,291
Puguang	—	—
Others	712	1,291
China	712	1,291
Overseas	3	—

Exploration & Production Activities

	As of 31 December
	2013		2012
Wells drilling	gross	net	gross	net

China	267	267	285	285
Shengli	93	93	86	86
Others	174	174	199	199
Overseas	2	0	4	1
Total	269	267	289	286

				China		Oversea
							Equity Method
Completed Wells			Total	Shengli	Others	Group	Investments
For the year ended 31 December 2013
Development	–	Productive	350	112	238	—	—
Exploratory	–	Dry	352	96	256	—	—
Development	–	Productive	4,513	2,490	2,016	5	2
	–	Dry	83	39	44	—	—
For the year ended 31 December 2012
Exploratory	–	Productive	329	101	228	—	—
	–	Dry	682	89	593	—	—
	–	Productive	3,583	2,047	1,532	4	—
	–	Dry	35	6	29	—	—

Unit: Square Kilometers

	As of 31 December
	2013	2013

Acreage with exploration license	983,680	913,800
China	983,680	913,800
Acreage with development license	26,665	20,743
China	22,563	20,420
Overseas	4,102	323

Note:
At the end of 2013, the acquisition of part of the equity interests of CIR, Taihu and Mansarovar by the Company from China Petrochemical Corporation was completed. Production, reserve and exploration activities of these three companies were included on equity accounting basis.

(2)	Refining

In 2013, seizing the opportunity presented by improvements in the oil product pricing mechanism, we optimised our product mix according to market conditions, increasing production of high-value-added products which were in strong demand, such as high-octane gasoline and jet fuel. We accelerated the quality upgrading of our oil products to supply cleaner products to our customers. In 2013, we were the first to complete the gasoline upgrading to the GB IV standard. We also optimised our crude oil allocation and reduced crude oil procurement costs. In 2013, we processed 232 million tonnes of crude oil, up by 4.81% from the previous year, and produced 140 million tonnes of oil products, up by 5.59% from the previous year. Sales of lubricants, LPG and asphalt grew at a fast growth rate.

Summary of Operations for the Refining Segment Unit: million tonnes

				Change from
	2013	2012	2011	2012 to 2013 (%)

Refinery throughput	231.95	221.31	217.37	4.81
Gasoline, diesel and kerosene production	140.40	132.96	128.00	5.59
Gasoline	45.56	40.55	37.10	12.36
Diesel	77.40	77.39	77.17	0.02
Kerosene	17.43	15.01	13.73	16.15
Light chemical feedstock	37.97	36.33	37.38	4.52
Light products yield (%)	76.19	76.75	76.08	(0.56) percentage points
Refinery yield (%)	94.82	95.15	95.09	(0.33) percentage points

Note:	Includes 100% of production of joint ventures.

(3)	Marketing and distribution

In 2013, in light of structural changes in the demand for oil products, we adjusted our marketing strategies which focused on high-octane gasoline and jet fuel sales and introduced premium products to the market ahead of other suppliers. We increased total sales volume by using our advantages in our network and brand to expand retail volumes. Through optimised oil products allocation and logistics, we lowered our transportation costs. In 2013, the total sales volume of oil products reached 180 million tonnes, of which domestic sales were 165 million tonnes, up 4.04% from the previous year. The retail volume increased by 5.45% as compared with that in the previous year. Meanwhile, we actively provide our one-stop services and signature products to our customers and the revenue from non-fuel business reached RMB 13.35 billion, representing a year-on-year increase of 21.36%.

Summary of Operations, Marketing and Distribution Segment

				Change from
	2013	2012	2011	2012 to 2013(%)

Total sales volume of oil products (million tonnes)	179.99	173.15	162.32	3.95
Total domestic sales volume of oil products (million tonnes)	165.42	158.99	151.16	4.04
Retail sales (million tonnes)	113.73	107.85	100.24	5.45
Direct sales (million tonnes)	33.49	33.25	33.22	0.71
Wholesale (million tonnes)	18.20	17.89	17.70	1.73
Annual average throughput per station (tonne/station)	3,707	3,498	3,330	5.97

				Change from
	31 December 2013	31 December 2012	31 December 2011	the end of the previous year to the end of the reporting period (%)

Total number of service stations under Sinopec brand	30,536	30,836	30,121	(0.97)
Number of company-operated stations	30,523	30,823	30,106	(0.97)

(4)	Chemicals

In 2013, facing severe market conditions, we adjusted our facilities utilisation rate and production plan, prioritised the restructuring of our feedstock and product mix, implemented regional optimisation and effectively reduced our raw material costs. We strengthened the integration of production, marketing and research, and we reached record highs in production of new polyolefin products, specialty and high-value-added rubber products, and differential synthetic fibres. Through our market-oriented approach, we optimised the marking strategies, improved inventory management, implemented differentiated marketing strategies and achieved superior results. In 2013, ethylene production reached 9.98 million tonnes, up 5.58% from the previous year, and chemical sales volume was 58.23 million tonnes, up by 7.14% from the previous year, and effectively sold what we produced.

Summary of Operations, Chemicals Segment Unit: thousand tonnes

				Change from
	2013	2012	2011	2012 to 2013 (%)

Ethylene	9,980	9,452	9,894	5.58
Synthetic resin	13,726	13,343	13,652	2.87
Synthetic rubber	960	936	990	2.59
Synthetic fibre monomer and polymer	9,227	8,950	9,380	3.10
Synthetic fibre	1,392	1,339	1,388	3.99

Note: Includes 100% of ethylene production of joint ventures.

(5)	Research and development

In 2013, we actively implemented an innovation-driven development strategy, consistently strengthened technology research and achieved outstanding results. In E&P, we achieved breakthrough in shale gas technology in Fuling, and primarily set up our key technology for efficient development of Dawan high-sulfur-content gas field with horizontal wells. In refining, we continued to reinforce development of production technologies for clean products, such as the successful commissioning of our countercurrent moving bed continuous reforming facility and the successful application of liquid phase recycling diesel hydrogenation technology in several facilities. In chemicals, we put into operation our self-designed and self-built 800,000-tonne-per-year ethylene facility and our 600,000-tonne-per-year PX facility, drawing on proprietary technologies. We successfully commercialised the looping process for PP production and technology for rare-earth isoprene rubber. We actively promoted transformational development as well. With the successful trial of self-developed bio jet fuel in commercial flights, we received the first license to produce bio jet fuel in China. In 2013, we applied for 4,442 patents at home and abroad, of which 2,388 were granted. We won two National Awards for Technology Invention, two National Awards for Technology Advancement and six Chinese Patent Awards of Excellence.

(6)	Health, safety and environment

In 2013, to implement our green and low-carbon strategy, we initiated our Clean Water and Blue Sky scheme, participated in the pilot test of carbon trading and promoted energy performance contracting. In 2013, our energy intensity dropped by 2.01%, industrial water consumption declined by 1.19%, COD in wastewater discharge fell by 3.85% and SO2 emission fell by 4.71%. We also fully ensured proper handling of hazardous chemicals and waste.

We properly managed the response to the Qingdao pipeline accident of 22 November 2013, implemented safety inspections throughout the Company to identify potential risks and further improved our safety accountability system. Please refer to our sustainable development report for more details.

(7)	Capital expenditures

In 2013, our capital expenditures were RMB 168.597 billion, a decrease by 7% against the budget made at the beginning of the year. The exploration and production segment accounted for expenditures of RMB 88.782 billion, mainly for development of tight oil in North China, shallow heavy oil in the western Shengli oil field, new blocks of the Tahe oil field, Yuanba in Southwest China and the Daniudi gas field in North China, construction of Block 18 in Angola and pipelines for LNG and natural gas. In 2013, we added 5.8 million tonnes of crude oil production capacity and 2.44 billion cubic meters of natural gas capacity. The refining segment had capital expenditures of RMB 26.064 billion, mainly for completion of revamping projects in Wuhan, Anqing and Maoming for quality upgrading of oil products. The marketing and distribution segment had expenditures of RMB 29.486 billion, mainly for building and revamping service stations and for construction of oil product pipelines and depots. We also added 808 new service stations in 2013. The chemicals segment had expenditures of RMB 19.189 billion, mainly for the Wuhan ethylene project, the Hainan aromatics project and the Maoming polypropylene project. The corporate and others had expenditures of RMB 5.076 billion, mainly for R&D facilities and IT projects.

In addition, Sinopec International Petroleum Exploration and Production Corporation, a subsidiary of Sinopec Corp. acquired part of the equity interests of Taihu project, Mansarovar project and CIR project from China Petrochemical Corporation in this year, and thus resulted in a capital expenditure of RMB 16.529 billion.

(8)	Oil & gas reserve appraisal principles

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our subsidiaries has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the subsidiaries level.

Our RMC is chaired by Mr. Wang Zhigang, one of our Senior Vice Presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at subsidiary level. A majority of our RMC members hold either doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at subsidiary level. Exploration and development divisions jointly prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then hold peer review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. At headquartes level, the RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and reporting of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

BUSINESS PROSPECTS

(1)	Market analysis

In 2014, we anticipate that the recovery of the global economy will continue and that China’s economy will maintain its steady growth, with reforms deepening. Domestic demand for oil products and chemicals will increase steadily, with further changes to the structure of consumption. Quality upgrades of oil products will continue, and domestic demand for chemical products is expected to grow steadily. In 2014, crude oil supply is expected to be in glut. Geopolitical tensions are likely to ease, and the tapering of the U.S. quantitative easing program is likely to continue. We expect international oil prices to show some weakness while fluctuating within a high price range.

(2)	Production and operations

In 2014, we will actively respond to market changes and intensify improvements in product quality, focus on efficiency and profitability on the basis of safe and reliable operations. We will implement well-planned strategies, deepen our reforms, adjust our development patterns and reinforce our management. We will undertake initiatives in the following key areas:

Exploration and production segment: We will promote efficient and effective exploration and based on five campaigns, improve our exploration success rate in a bid to achieve strategic breakthroughs. We will make further efforts to promote efficient development, reinforce our focus on cost and profitability, strengthen secondary and tertiary development of mature fields and enhance utilisation of reserves. To achieve significant growth in shale gas, we will comprehensively organise capacity building in the Fuling shale gas project and improve our performance in shale development. We will maintain the sound management of our natural gas business and carefully plan the strategic deployment of our resources, markets and pipeline network. We will also optimise resource allocation to develop a best performing value chain and increase our market share. In 2014, we plan to produce 363.76 million barrels of crude oil, and 706.2 billion cubic meters of natural gas.

Refining segment: We will continue to explore the market for new products and optimise procurement and allocation of crude oil to reduce costs. We will fully use our advantage in scaled production and expand our total processed volume to control unit costs. We will also continue to upgrade oil product quality and supply clean fuels to the market. We will also reinforce coordination between production and marketing, adjust our product slate and utilisation rate, and increase output of products with high-value-added and good market potential. In addition, we will improve our sales network, optimise marketing of lubricants, LPG and asphalt by using our strengths in specialisation, and maintain safe and reliable operations and high utilisation rates of major refining facilities. In 2014, we plan to process 244 million tonnes of crude oil and produce 150 million tonnes of oil products.

Marketing and distribution segment: To ensure maximum profits in this segment and expand our retail business, we will improve our market analysis, operate with low inventories to mitigate risks and optimise marketing structure, expand sales volume, as well as enhance the quality of our service stations and the sales volume per station. We will accelerate the planning and construction of our oil product pipeline, take full advantage of our existing network and make further improvements through professional management. We will focus on differentiated marketing and increase customer loyalty by providing tailor-made services. We will work to open up the market for vehicle-use natural gas and promote professional and market-oriented development of our non-fuel business to increase both scale and profits. In 2014, we plan to sell 169 million tonnes of oil products in domestic market.

Chemicals segment: We will further adjust our feedstock structure, optimise regional production, increase the proportion of light feedstock to lower costs, and advance the adjustment of feedstock for ethylene. We will strengthen the integration of production, marketing and research, boost R&D, increase production and promotion of new products, and expedite our coal to chemical business, with coal-to-gas as the main focus. We will also improve our marketing strategies and customer service, strengthen the management of the supply chain and continue to operate with low levels of inventory. In 2014, we plan to produce 10.58 million tonnes of ethylene.

Technology research and development: We will continue to implement our innovation-driven strategy and promote independent and wide-ranging innovation to accelerate technology breakthroughs in the following areas: shale oil and gas, clean and efficient utilisation of coal, bio-fuel and bio-chemicals, high-performance chemicals, CO2 capture and utilisation, and low-carbon technology, to accelerate the pace of structural adjustment and provide support to realise a transformed development mode. We will enhance our core and proprietary technologies to support the growth of our core business, such as improving exploration and development, increasing oil recovery rate, the processing of heavy and challenging crude oil, and the producing of clean oil products and high-performance synthetic materials, as well as developing energy-saving and environmentally friendly technologies. We will focus on long-term, forward-looking and basic research to improve our capabilities in indigenous innovation and drive the company’s growth.

Capital expenditures: In 2014, we will continue to focus on the improvement of quality and efficiency, primarily for organic growth, and accelerate our structural adjustment by optimising company-wide and regional resources. Capital expenditure for the year is budgeted at RMB 161.6 billion, of which the exploration and production segment will account for RMB 87.9 billion, mainly for the Fuling shale gas and South Yanchuan coal bed methane demonstration projects, for development projects including Shengli, Northwest Tahe, Yuanba, the Daniudi gas field, the West Sichuan, overseas blocks and for construction of LNG and natural gas pipelines. Refining segment will account for expenditures of RMB 25.5 billion, mainly for oil product quality upgrade projects and revamping projects including those in Shijiazhuang, Yangzi and Jiujiang. Marketing and distribution segment will account for expenditures of RMB 24.1 billion, mainly for revamping of service stations, construction of the oil product pipeline network, optimising the distribution of oil tanks and improving facilities for natural gas and our non-fuel business. Capital expenditures for Chemicals segment will be RMB 17.6 billion, mainly for commissioning the East Ningxia integrated coal to chemical project and the Fujian ethylene revamping project and for construction of the Jinling propylene oxide and Qilu acrylonitrile projects. Corporate and others will account for expenditures of RMB 6.5 billion, mainly for R&D and IT projects.

In 2014, we will continue to deepen reform, focus on the quality and profitability of development, sharpen our competitive edge, improve sustainability and strive to achieve better results in production and operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2013, the Company’s turnover and other operating revenues were RMB 2,880.3 billion, an increase of 3.4% compared with that of 2012. The operating profit was RMB 96.8 billion, representing a year on year decrease of 1.9%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2013	2012	Change
	(RMB millions)	(RMB millions)	(%)

Turnover and other operating revenues	2,880,311	2,786,045	3.4
Turnover	2,833,247	2,733,618	3.6
Other operating revenues	47,064	52,427	(10.2)
Operating expenses	(2,783,526)	(2,687,383)	3.6
Purchased crude oil, products, and operating supplies and expenses	(2,371,858)	(2,301,199)	3.1
Selling, general and administrative expenses	(69,928)	(61,174)	14.3
Depreciation, depletion and amortisation	(81,265)	(70,456)	15.3
Exploration expenses (including dry holes)	(12,573)	(15,533)	(19.1)
Personnel expenses	(55,353)	(51,767)	6.9
Taxes other than income tax	(190,672)	(188,483)	1.2
Other operating (expenses) /income (net)	(1,877)	1,229	—
Operating profit	96,785	98,662	(1.9)
Net finance costs	(4,246)	(9,881)	(57.0)
Investment income and share of profits less losses from associates and jointly controlled entities	2,513	1,861	35.0
Profit before taxation	95,052	90,642	4.9
Tax expense	(24,763)	(23,846)	3.8
Profit for the year	70,289	66,796	5.2
Attributable to:
Equity shareholders of the Company	66,132	63,879	3.5
Non-controlling interests	4,157	2,917	42.5

(1)	Turnover and other operating revenues

In 2013, the Company’s turnover was RMB 2,833.2 billion, representing an increase of 3.6% over 2012. This was mainly attributable to the Company actively exploring the market, expanding sales and increasing trade income.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2013 and 2012:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change (%)	Years ended 31 December		Change (%)
	2013	2012		2013	2012

Crude oil	7,604	6,221	22.2	4,253	4,579	(7.1)
Domestic	7,582	6,221	21.9	4,252	4,579	(7.1)
Oversea	22	—	—	4,678	—	—
Natural gas (million cubic meters)	15,907	14,431	10.2	1,336	1,281	4.3
Gasoline	59,482	53,488	11.2	8,498	8,615	(1.4)
Diesel	99,855	99,864	0.0	7,050	7,219	(2.3)
Kerosene	20,162	18,760	7.5	6,116	6,416	(4.7)
Basic chemical feedstock	25,838	23,387	10.5	6,870	6,740	1.9
Monomer and polymer for synthetic fibre	6,856	6,943	(1.3)	8,167	8,238	(0.9)
Synthetic resin	10,696	10,503	1.8	9,631	9,181	4.9
Synthetic fibre	1,488	1,458	2.1	10,356	10,790	(4.0)
Synthetic rubber	1,346	1,287	4.6	12,214	17,564	(30.5)
Chemical fertiliser	1,129	1,193	(5.4)	1,698	2,052	(17.3)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2013, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 60.8 billion, an increase of 13.2% over 2012. The change was mainly due to the increase in sales volume of crude oil and increase in sales volume and prices of natural gas in 2013.

In 2013, the Refining segment and Marketing and Distribution segment of the Company sold petroleum products (mainly consisting of oil products and other refined petroleum products), and achieved external sales revenue of RMB 1,680.5 billion. This represented an increase of 2.0% over 2012, and accounted for 59.3% of the Company’s turnover. This was mainly due to the increase in sales volume and prices of petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 1,332.8 billion, representing an increase of 2.4% over 2012, and accounting for 79.3% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 347.7 billion, representing an increase of 0.8% compared with 2012, accounting for 20.7% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 374.1 billion, representing an increase of 5.0% over 2012, accounting for 13.2% of its turnover. This was mainly due to the increase in sales volume of chemical products.

	(2)	Operating expenses
In 2013, the Company’s operating expenses were RMB 2,783.5 billion, representing a growth of 3.6%. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,371.9 billion, representing an increase of 3.1% over the same period of 2012, accounting for 85.2% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 874.3 billion, representing a decrease of 0.7% over the same period of 2012. Throughput of crude oil purchased externally in 2013 was 178.43 million tonnes (excluding the volume processed for third parties), representing an increase of 5.8% over the same period of 2012. The average cost of crude oil purchased externally was RMB 4,900 per tonne, representing a drop of 6.2% against the same period of 2012.

The Company’s other purchasing expenses were RMB 1,497.6 billion, representing an increase of 5.4% over the same period of 2012. This was mainly due to the scale expansion of the crude oil and refined oil products trading business.

Selling, general and administrative expenses of the Company totaled RMB 69.9 billion, representing an increase of 14.3% over the same period of 2012. This was mainly attributed to an increase of RMB 6.7 billion in land rent, community service and other expenses over the same period of 2012.

Depreciation, depletion and amortisation expenses of the Company were RMB 81.3 billion, representing an increase of 15.3% as compared with 2012. This was mainly due to the increased investment in fixed assets.

Exploration expenses were RMB 12.6 billion, representing a decrease of 19.1% compared with 2012, mainly due to the Company’s optimisation of exploration investment, improvement in exploration success rate as well as effective reduction in exploration expenses.

Personnel expenses were RMB 55.4 billion, an increase of RMB 3.6 billion, representing an increase of 6.9% over 2012.

Taxes other than income tax were RMB 190.7 billion, representing an increase of 1.2% compared with 2012. This was mainly due to the increase of RMB 4.3 billion in consumption tax as a result of increased sales volume of gasoline as compared with 2012, as well as the RMB 1.5 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 3.8 billion as a result of decreased oil price.

Other operating expenses (net amount) were RMB 1.9 billion.

	(3)	Operating profit was RMB 96.8 billion, representing a decrease of 1.9 % compared with the same period of 2012.

(4)
Net finance costs were RMB 4.2 billion, representing a decrease of 57.0% over 2012. Of which: the net interest expense of the Company was RMB 9 billion, representing a drop of RMB 0.9 billion over 2012; gains from foreign exchange increased by RMB 2.6 billion as compared with 2012; for the convertible bonds issued by the Company, gain from fair value change at the end of the period increased by RMB 2.1 billion over the same period of 2012.

	(5)	Profit before taxation was RMB 95.1 billion, representing an increase of 4.9% as compared with the same period of 2012.

	(6)	Tax expense was RMB 24.8 billion, representing an increase of RMB 0.9 billion as compared with the same period of 2012.

	(7)	Profit attributable to non-controlling interests of the Company was RMB 4.2 billion, representing an increase of RMB 1.2 billion comparing with the same period of 2012.

	(8)	Profit attributable to equity shareholders of Sinopec Corp. was RMB 66.1 billion, representing an increase of 3.5% compared with the same period of 2012.

2	RESULTS OF SEGMENT OPERATIONS

The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2013	2012	2013	2012	2013	2012
	RMB millions		(%)	(%)	(%)	(%)

Exploration and Production Segment
External sales (note)	83,489	82,614	1.7	1.7	2.9	3.0
Inter-segment sales	158,618	174,571	3.3	3.7
Operating revenues	242,107	257,185	5.0	5.4
Refining Segment
External sales (note)	200,265	199,525	4.1	4.2	7.0	7.2
Inter-segment sales	1,111,004	1,071,387	22.9	22.7
Operating revenues	1,311,269	1,270,912	27.0	26.9
Marketing and Distribution Segment
External sales (note)	1,496,084	1,462,244	30.8	31.0	51.9	52.5
Inter-segment sales	6,330	9,638	0.1	0.2
Operating revenues	1,502,414	1,471,882	30.9	31.2
Chemicals Segment
External sales (note)	381,588	363,738	7.9	7.7	13.2	13.1
Inter-segment sales	55,999	48,226	1.2	1.0
Operating revenues	437,587	411,964	9.1	8.7
Corporate and Others
External sales (note)	718,885	677,924	14.8	14.4	25.0	24.2
Inter-segment sales	640,224	635,046	13.2	13.4
Operating revenues	1,359,109	1,312,970	28.0	27.8
Operating revenue before elimination of inter-segment sales	4,852,486	4,724,913	100.0	100.0
Elimination of inter-segment sales	(1,972,175)	(1,938,868)
Consolidated operating revenues	2,880,311	2,786,045			100.0	100.0

Note:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2013 compared to 2012.

	Year ended 31 December
	2013	2012	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	242,107	257,185	(5.9)
Operating expenses	187,314	187,131	0.1
Operating profit	54,793	70,054	(21.8)
Refining Segment
Operating revenues	1,311,269	1,270,912	3.2
Operating expenses	1,302,670	1,282,356	1.6
Operating profit/(loss)	8,599	(11,444)	—
Marketing and Distribution Segment
Operating revenues	1,502,414	1,471,882	2.1
Operating expenses	1,467,271	1,429,230	2.7
Operating profit	35,143	42,652	(17.6)
Chemicals Segment
Operating revenues	437,587	411,964	6.2
Operating expenses	436,719	410,786	6.3
Operating profit	868	1,178	(26.3)
Corporate and others
Operating revenues	1,359,109	1,312,970	3.5
Operating expenses	1,362,521	1,315,413	3.6
Operating loss	(3,412)	(2,443)	39.7
Elimination of inter-segment profits/(losses)	794	(1,335)	—

(1)	Exploration and Production Segment

Almost all of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2013, the operating revenues of this segment were RMB 242.1 billion, representing a decrease of 5.9% over the same period of 2012. This was mainly attributable to the decreased price of crude oil.

In 2013, this segment sold 44.24 million tonnes of crude oil and 17 billion cubic meters of natural gas, representing an increase of 0.4% and 12.6% respectively compared with the same period of 2012. The average realised price of crude oil was RMB 4,195 per tonne, which was 6.6% lower than the price during the same period of 2012. The average realised price of natural gas was RMB 1,359 per thousand cubic meters, which was 5.2% higher than the price during the same period of 2012.

In 2013, the operating expenses of this segment were RMB 187.3 billion, representing an increase of 0.1% over the same period of 2012. The increase was mainly due to the following:

‧ Land rent as well as community service fees increased by RMB 4 billion as compared with the same period of 2012;

‧ Depreciation, depletion and amortisation increased by RMB 4.8 billion as compared with the same period of 2012;

‧ Exploration cost decreased by RMB 3 billion as compared with the same period of 2012 as a result of optimised exploration investment,;

‧ Special oil income levy, resources tax and other taxes dropped by RMB 4.4 billion as compared with the same period of 2012.

In 2013, lifting cost was RMB 800 per tonne, representing an increase of 1.8% over 2012. This is mainly attributed to the increased cost of fuels, power and labor.

In 2013, the operating profit of the exploration and production segment were RMB 54.8 billion, representing a decrease of 21.8% as compared with 2012 which is mainly attributable to the 6.6% decrease in crude oil price.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties, the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers.

In 2013, the operating revenues of this segment totaled RMB 1,311.3 billion, representing an increase of 3.2% over the same period of 2012. This was mainly attributable to the increased sales volumes.

The following table sets forth the sales volumes, average realised prices and the respective percentage change of the Company’s major refined oil products of the segment in 2013 and 2012.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2013	2012	(%)	2013	2012	(%)

Gasoline	42,759	38,473	11.1	7,879	7,957	(1.0)
Diesel	72,402	72,883	(0.7)	6,571	6,682	(1.7)
Kerosene	11,944	10,262	16.4	6,116	6,379	(4.1)
Chemical feedstock	36,353	34,431	5.6	5,722	5,983	(4.4)
Other refined petroleum products	51,207	46,932	9.1	4,136	4,267	(3.1)

In 2013, the sales revenues of gasoline were RMB 336.9 billion, representing an increase of 10.0% over the same period of 2012.

The sales revenues of diesel were RMB 475.7 billion, representing a decrease of 2.3% over the same period of 2012.

The sales revenues of kerosene were RMB 73.1 billion, representing an increase of 11.6% over the same period of 2012.

The sales revenues of chemical feedstock were RMB 208 billion, representing an increase of 1.0% compared with the same period of 2012.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 211.8 billion, representing an increase of 5.8% over the same period of 2012.

In 2013, this segment’s operating expenses were RMB 1,302.7 billion, representing an increase of 1.6% over the same period of 2012, mainly attributable to the increase in costs related to upgrading oil products and increase in consumption tax as a result of increased oil product sales volume.

In 2013, the average processing cost for crude oil was RMB 4,856 per tonne, representing a decrease of 5.6 % over 2012. Total crude oil processed was 223.24 million tonnes (excluding volume processed for third parties), representing an increase of 5.3 % over 2012.

The total cost of crude oil processed was RMB 1,084 billion, representing a decrease of 0.7% over 2012.

In 2013, refining margin was RMB 261.1 per tonne, representing an increase of RMB 104.6 per tonne compared with 2012. This was mainly attributable to the improvement of the oil products pricing mechanism and the implementation of the policy which allows higher price for higher quality oil products.

In 2013, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 168.5 per tonne, representing an increase of RMB 11.0 per tonne over 2012. This was mainly attributed to the increase in land rent as well as increase in the cost related to externally purchased auxiliary materials, power and fuels related to the upgrading of oil product quality.

In 2013, the operating profit of the segment totaled RMB 8.6 billion, representing an increase of RMB 20 billion as compared with the same period of 2012.

(3)	Marketing and Distribution Segment

The business of the marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2013, the operating revenues of this segment were RMB 1,502.4 billion, an increase of 2.1% over 2012. Of which: the sales revenues of gasoline totaled RMB 505.8 billion, which increased by 9.7% compared with the same period of 2012; the sales revenues of diesel were RMB 708.3 billion, a decrease of 2.6% over 2012, and the sales revenues of kerosene were RMB 123.7 billion , an increase of 2.9% over 2012.

The following table sets forth the sales volumes, average realised prices, and respective percentage change of the four product categories in 2013 and 2012, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2013	2012	(%)	2013	2012	(%)

Gasoline	59,523	53,535	11.2	8,498	8,614	(1.4)
Retail	49,733	45,477	9.4	8,690	8,744	(0.6)
Direct sales	4,955	3,577	38.5	7,123	7,505	(5.1)
Wholesale	4,836	4,481	7.9	7,934	8,182	(3.0)
Diesel	100,477	100,790	(0.3)	7,049	7,213	(2.3)
Retail	58,148	57,382	1.3	7,325	7,454	(1.7)
Direct sales	31,687	32,355	(2.1)	6,649	6,882	(3.4)
Wholesale	10,641	11,053	(3.7)	6,735	6,932	(2.8)
Kerosene	20,232	18,741	8.0	6,116	6,416	(4.7)
Fuel oil	33,100	29,690	11.5	4,333	4,622	(6.3)

In 2013, the operating expenses of the segment were RMB 1,467.3 billion, representing an increase of RMB 38 billion or 2.7% as compared with that in 2012. This was mainly due to increased procurement costs resulting from the increase in sales volume of oil products.

In 2013, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) were RMB 196.1 per tonne, representing an increase of 5.3% compared with that of 2012, which was mainly due to the increase in land rent as well as cost of labor. .

In 2013, the operating profit of this segment was RMB 35.1 billion, representing a decrease of 17.6% compared with 2012.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2013, the operating revenues of the chemicals segment were RMB 437.6 billion, representing an increase of 6.2% as compared with that of 2012. The price of chemicals dropped by 1.1% and sales volume of chemical products grew by 7.6% over 2012.

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertiliser) totaled approximately RMB 416 billion, representing an increase of 5.6% as compared with the same period of 2012, and accounting for 95.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective percentage change of each of the segment’s six categories of chemical products in 2013 and 2012.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2013	2012	(%)	2013	2012	(%)

Basic organic chemicals	32,971	29,873	10.4	6,764	6,667	1.5
Synthetic fibre monomer and polymer	6,883	6,972	(1.3)	8,161	8,231	(0.9)
Synthetic resin	10,700	10,507	1.8	9,631	9,182	4.9
Synthetic fibre	1,488	1,458	2.1	10,356	10,790	(4.0)
Synthetic rubber	1,349	1,289	4.7	12,203	17,553	(30.5)
Chemical fertiliser	1,129	1,232	(8.4)	1,698	2,044	(16.9)

In 2013, the operating expenses of the chemicals segment were RMB 436.7 billion, representing an increase of 6.3% over 2012. This was mainly attributable to the increase in sales volume, and as a result, the raw material costs increased by RMB 25.1 billion or 7.4% over 2012.

In 2013, the operating profit of this segment was RMB 0.9 billion, representing a decrease of RMB 0.3 billion or 26.3% compared with 2012. This was mainly due to the drop in prices of chemical products other than basic chemical products and synthetic resin as compared to that of 2012.

	(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of headquarters.

In 2013, the operating revenues generated from corporate and others were RMB 1,359.1 billion, representing an increase of 3.5% over the same period of 2012. This mainly resulted from the increased trade volume of crude oil and refined oil products. Among total operating revenues, RMB 1,354.9 billion was contributed by specialised companies such as trading companies.

In 2013, the operating expense of corporate and others was RMB 1,362.5 billion, representing an increase of 3.6% over the same period of 2012, among which, RMB 1,353.6 billion was from specialised companies such as trading companies.

In 2013, the operating loss from corporate and others was RMB 3.4 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

	(1)	Assets, liabilities and equity

Unit: RMB millions
	At 31 December	At 31 December	Amount of
	2013	2012	Change

Total assets	1,382,916	1,257,944	124,972
Current assets	373,010	365,015	7,995
Non-current assets	1,009,906	892,929	116,977
Total liabilities	761,290	709,908	51,382
Current liabilities	571,822	513,373	58,449
Non-current liabilities	189,468	196,535	(7,067)
Total equity attributable to equity shareholders of the Company	568,803	510,914	57,889
Share capital	116,565	86,820	29,745
Reserves	452,238	424,094	28,144
Non-controlling interests	52,823	37,122	15,701
Total equity	621,626	548,036	73,590

As at 31 December 2013, the Company’s total assets were RMB 1,382.9 billion, representing an increase of RMB 125 billion compared with that at the end of last year, of which:

Current assets were RMB 373 billion, representing an increase of RMB 8 billion compared with that at the end of 2012. This was mainly attributable to the increase in the expansion of operation scale which resulted in RMB 8.7 billion increase in bills receivable.

Non-current assets were RMB 1,009.9 billion, representing an increase of RMB 117 billion as compared with that at the end of 2012. This was mainly due to the implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 80.6 billion, and the Company’s interests in associates and jointly controlled entities increased by RMB 25.5 billion.

The Company’s total liabilities were RMB 761.3 billion, representing an increase of RMB 51.4 billion compared with that at the end of 2012, of which:

Current liabilities were RMB 571.8 billion, representing an increase of RMB 58.4 billion as compared with that at the end of 2012. This was mainly because short-term loans increased by RMB 36.7 billion as well as other accounts payable increased by RMB 28.5 billion.

Non-current liabilities were RBM 189.5 billion, representing a decrease of RMB 7.1 billion compared with that at the end of 2012. This was mainly because of the repayment of RMB 17.3 billion in long-term debts, as well as accrued expenses for oil and gas assets disposal in the future, which resulted in RMB 4.5 billion increase in provision.

Total equity attributable to equity shareholders of Sinopec Corp. was RMB 568.8 billion, representing an increase of RMB 57.9 billion compared with that at the end of 2012, which was mainly due to the increase in equity and reserves of RMB 29.7 billion and 28.1 billion respectively.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2013 and 2012.

Unit: RMB millions

Major items of cash flows	Year ended 31 December
	2013	2012

Net cash generated from operating activities	151,893	142,380
Net cash used in investing activities	(178,740)	(162,197)
Net cash generated from/(used in) financing activities	31,519	5,628
Increase/(decrease) of cash and cash equivalents	4,672	(14,189)

In 2013, the net cash generated from operating activities of the company was RMB151.9 billion, representing an increase of RMB 9.5 billion as compared with 2012. This was mainly attributable to the increase in pre-tax profit, depreciation, depletion and amortisation as compared with the same period of 2012.

In 2013, the net cash used in investing activities was RMB 178.7 billion, representing an increase of RMB 16.5 billion over 2012, which was mainly due to the acquisition of three overseas upstream projects from China Petrochemical Corporation.

In 2013, the net cash inflow generated from the Company’s financing activities was RMB 31.5 billion, representing an increase of RMB 25.9 billion over the same period of 2012. This was mainly due to: a) the inflow of cash from financing activities increased by RMB 19.4 billion as a result of the H share placement; b) the inflow of cash from financing activities increased by RMB 11.2 billion as a result of non-controlling shareholder’s investments, among which Sinopec International Petroleum Exploration and Development Co., LTD., and Sinopec Kantons Holdings Co., receive RMB 9.2 billion and RMB 2.1 billion respectively; c) net inflow of cash from interest bearing debt financing decreased by RMB 4.3 billion as compared with 2012.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development expenses and expenditures on environmental protection
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2013, the expenditure for research & development was RMB 6.34 billion.

Environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, exclusive of capitalisation expenses on pollution discharge equipment. In 2013, the Company’s environmental protection expenditures were RMB 5.15 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company established and completed a decision-making mechanism, business procedure and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values	Unit: RMB millions

Items	Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Decrement of withdrawal of the current year	End of the year

Financial assets
1. Derivative financial assets	187	30	—	—	87
2. Available-for-sale financial assets	83	—	1,747	—	1,964
3. Cash flow hedging	1,006	—	—	—	4,577
Subtotal of financial assets	1,276	30	1,747	—	6,628
Financial liabilities	(3,684)	2,028	724	—	(3,172)
Totals	(2,408)	2,058	2,471	—	3,456

Information concerning financial assets and liabilities held in foreign currencies;	Unit: RMB millions

Items	Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	End of the year

Financial assets
1. Derivative financial assets	187	30	—	—	87
2. Loans and receivables	50,022	—	—	—	53,362
3. Available-for-sale financial assets	70	—	14	—	82
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedging	1,006	—	—	—	4,577
Subtotal of financial assets	51,285	30	14	—	58,108
Financial liabilities	(201,745)	114	724	—	(211,817)

Note:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 188 of this report.

(1) Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2013	2012
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	242,107	257,185
Refining Segment	1,311,269	1,270,912
Marketing and Distribution Segment	1,502,414	1,471,882
Chemicals Segment	437,587	411,964
Corporate and Others	1,359,109	1,312,970
Elimination of inter-segment sales	(1,927,175)	(1,938,868)
Consolidated operating income	2,880,311	2,786,045
Operating profit/(loss)
Exploration and Production Segment	54,476	69,466
Refining Segment	9,745	(11,947)
Marketing and Distribution Segment	35,633	41,950
Chemicals Segment	631	367
Corporate and Others	(3,686)	(2,502)
Elimination of inter-segment sales	1,251	(1,335)
Financial expenses, gain/(loss) from changes in fair value and investment income	(1,597)	(8,073)
Consolidated operating profit	96,453	87,926
Net profit attributable to equity shareholders of the Company	67,179	63,496

Operating profit: In 2013, the operating profit of the Company was RMB 96.5 billion, representing an increase of RMB 8.5 billion as compared with 2012. This was mainly because the refining segment realised a reversal from loss to profit making, along with the implementation of improved domestic oil products pricing mechanism.

Net profit: In 2013, the net profit attributable to the equity shareholders of the Company was RMB 67.2 billion, representing an increase of RMB 3.7 billion or 5.8% comparing with the same period of 2012.

(2)	Financial data prepared under ASBE

	As at 31	As at 31
	December of 2013	December of 2012	Change
	RMB millions	RMB millions

Total assets	1,382,916	1,238,522	144,394
Long-term liabilities	187,834	194,812	(6,978)
Shareholders’ equity	623,260	550,601	72,659

Analysis of changes:

Total assets: at the end of 2013, the Company’s total assets were RMB 1,382.9 billion, representing an increase of RMB 144.4 billion compared with that at the end of 2012. This was mainly due to: a) inventory increased by RMB 3.6 billion because of the increase in the price and volume of crude oil as well as increased volume of inventory of refined products; b) bills receivable increased by RMB 8.7 billion resulting from the expansion of operation scale; c) as a result of the implementation of planned investment, fixed assets increased by RMB 80.6 billion, long term equity investment increased by RMB 25 billion and intangible assets increased by RMB 10.4 billion as a result of newly added land rights and service station operation rights.

Long-term liabilities: at the end of 2013, the Company’s long-term liabilities were RMB 187.8 billion, representing a decrease of RMB 7 billion compared with that at the end of 2012. This was mainly attributable to: a) the repayment of RMB 17.3 billion in long-term debts; b) accrued expenses for oil and gas assets disposal in the future, which resulted in a RMB 4.5 billion increase in provision.

Shareholders’ equity: at the end of 2013, the shareholders’ equity of Sinopec Corp. was RMB 623.3 billion, representing an increase of RMB 72.7 billion as compared with that at the end of 2012. This was mainly attributable to the fact that: a) equity increased by RMB 29.7 billion; b) capital reserves increased by RMB 8.8 billion; c) undistributed profit increased by RMB 15.1 billion; d) minority shareholder interest increased by RMB 15.7 billion.

(3)	The results of the principal operations by segments

Segment	Operation income (RMB millions)	Operation cost (RMB millions)	Gross profit margin (%) (Note)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	242,107	115,697	37.6	(5.9)	0.5	(2.1)
Refining	1,311,269	1,129,484	2.3	3.2	1.5	1.3
Marketing and Distribution	1,502,414	1,413,714	5.7	2.1	2.4	(0.3)
Chemicals	437,587	418,435	4.2	6.2	6.2	0.1
Corporate and Others	1,359,109	1,353,135	0.4	3.5	3.6	(0.1)
Elimination of inter-segment sales	(1,972,175)	(1,973,424)	N/A	N/A	N/A	N/A
Total	2,880,311	2,457,041	8.1	3.4	3.6	(0.0)

Note:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

	(1)	Wuhan Ethylene Project

The project mainly consists of an 800 thousand tonnes per annum (“tpa”) ethylene units and downstream auxiliary utility units. It was commissioned on 13 August 2013 and put into commercial operation on 1 January 2014.

	(2)	Shandong Liquefied Natural Gas (LNG) Project
Shandong LNG project mainly consists of a LNG jetty and a terminal with a capacity of 3 million tpa, as well as natural gas pipelines. It is expected to be put into operation in 2014.

	(3)	Pilot Natural Gas Project (1.7 billion cubic meters per annum), Yuanba Gas Field

A purification plant and its auxiliary facilities will be built. The production capacity of the newly-built natural gas purification plant will be 1.7 billion cubic meters per annum. The construction is expected to be completed in 2014.

	(4)	Guangdong Integrated Refining and Petrochemical Project
The project mainly consists of a 15 million tpa refinery, an 800 thousand tpa ethylene unit, and a jetty of 300 thousand tonnes. It is expected to be put into operation in 2017.

	(5)	Fuling Shale Gas Project

Based on the significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal, the Company has set an overall production capacity target of 10 billion cubic meters for Fuling shale gas field, and a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance of overall deployment and step-by-step development, the first project of the first phase, which is the North Block development project, is scheduled for 2014. This project mainly consists of drilling 91 new wells and constructing shale gas collecting and transmission facilities. The production capacity of this project will be 1.8 billion cubic meters per annum.

	(6)	Guangxi LNG Terminal Project
The project mainly consists of a LNG jetty and a terminal with a receiving capacity of 3 million tpa, together with relevant natural gas pipelines. It is expected to be put into operation in 2015.

2	ISSUANCE OF CONVERTIBLE BONDS

The credit ratings of China Petrochemical Corporation, the guarantor of the Sinopec CB, by Moody and Standard & Poors were Aa3 and A+ respectively. There is no material change in its profitability, asset and credit rating conditions.

At the end of the reporting period, the liability to asset ratio of Sinopec Corp. was 55.05% pursuant to the financial statements prepared under the IFRS, representing a year on year decrease of 1.38 percentage points. There was no material change in the debt structure. The credit ratings of Sinopec Corp. by Moody and Standard & Poors were Aa3 and A+ respectively in 2013. The domestic long-term credit rating of Sinopec Crop. remained as AAA. Sinopec Corp. has strong capability of financing and making repayment, additionally it has been granted sufficient credit limits by domestic commercial banks. Sinopec Corp. plans to primarily use its own funds to repay the principal due and accrued interests primarily from its own funds. In the event of any shortfalls, Sinopec Corp. will seek to finance the repayment of the principal and interests of the bonds on schedule through new bank loans or direct financing in the capital markets.

	(1)	ISSURANCE OF SINOPEC CB

A share convertible bonds of RMB 23 billion were issued by Sinopec Corp. on 23 February 2011 (bond code : 110015). The par value and issuance price of Sinopec CB are both RMB 100/unit. Sinopec CB was issued with a term of six years with annual interest rate of 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%, respectively. The initial conversion price was RMB 9.73 per share. It was listed on the Shanghai Stock Exchange on 7 March 2011. For further details, please refer to the “Announcement of Issuance of A Share Convertible Bonds by Sinopec Corp.” and the “Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp.” published on the websites of the Shanghai Stock Exchange and Sinopec Corp. The proceeds were used in the following projects: Wuhan Ethylene project, Anqing Refinery Revamping Project, Shijiazhuang Refinery Revamping Project, Yulin-Jinan Natural Gas Pipeline Project and Rizhao-Yizheng Crude Oil Pipeline Project. On 28 February 2014, Sinopec Corp. repaid in full the accrued interests of Sinopec CB for the third interest payment year.

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB 9.60 per share and RMB 9.50 per share respectively due to the then-dividend declaration and distribution. Sinopec Corp. held the second extraordinary general meeting for the year 2011 on 15 December 2011 at which the proposal of a downward adjustment to the conversion price of Sinopec CB was approved. The conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share effective from 27 December 2011. On 28 May 2012 and 17 September 2012, the conversion price of Sinopec CB was adjusted to RMB 7.08 per share and RMB 6.98 per share respectively due to the then-dividend declaration and distribution. On 19 June 2013, the conversion price of Sinopec CB was adjusted to RMB 5.22 per share due to the declaration of cash dividend, bonus issue of shares, and share capitalisation. On 12 September 2013, the conversion price of Sinopec CB was adjusted to RMB 5.13 per share due to the then-dividend declaration and distribution. As of 31 December 2013, a total of 117,873,188 A shares had been converted from Sinopec CB and the outstanding balance of Sinopec CB is RMB 22,141,914,000.

Top ten holders of Sinopec CB and number of Sinopec CB held

Name of bond holders	Number of bonds held (unit)

Clearing Participant’s Special Account for Collateral Bond Repurchase (China Construction Bank)	1,611,725,000
Clearing Participant’s Special Account for Collateral Bond Repurchase (Agricultural Bank of China)	1,129,805,000
Clearing Participant’s Special Account for Collateral Bond Repurchase (Industrial and Commercial Bank of China)	1,080,452,000
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of China)	974,815,000
MERRILL LYNCH INTERNATIONAL	666,550,000
China Life Insurance Company Ltd. -Dividend-individual dividend-005L-FH002 Shanghai)	635,118,000
UBS AG	606,237,000
Clearing Participant’s Special Account for Collateral Bond Repurchase (Guotai Junan Securities Co. Ltd.,)	580,062,000
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of Communications)	562,873,000
International Finance-Charter-GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	473,684,000

Use of proceeds	Unit: RMB millions

Total proceeds	22,962.381	Total proceeds used during this reporting period	359.02
		Total cumulative proceeds used	22,962.38

Projects committed	Planned investment		Any changes in projects	Actual proceeds used		Returns	On schedule or not	In line with expected return or not

Wuhan 800,000 tpa ethylene project	11,289.38		No	11,289.38		N/A	Yes	N/A
Anqing Refinery Revamping project	3,000		No	3,000		N/A	Yes	N/A
Shijiazhuang Refinery Revamping project	3,272	2	No	3,273	2	—	No	N/A
Yulin-Jinan natural gas pipeline project	3,300		No	3,300		N/A	Yes	N/A
Rizhao-Yizheng crude oil pipeline projects	2,100		No	2,100		N/A	Yes	N/A
Total	22,962.38		—	22,962.38		—	—	—

Statements on the failure to achieve planned schedule	Shijiazhuang Refinery Revamping project was originally expected to be put into operation by the end of 2013. Due to the delay in detailed design, it’s expected to be put into operation in 2014.
Statements on the reasons and procedures of changes	—

Note 1:
The total proceeds was the total issue amount of RMB 23 billion less issuing cost of RMB 110.62 million (including underwriters commissions and other intermediary fees) plus RMB 73 million for partly interest accrued by the dedicated accounts of proceeds. The amount of the proceeds excluded the final balance of the proceeds of RMB 51.70 million and is without deducting the RMB 4.03 million used in payment of fees such as environmental impact assessment fees.

Note 2:
The investment committed amount for Shijiazhuang Refinery Revamping project before the fund raising was RMB 3.2 billion. When the Company allocated the proceeds in 2013, the interest of the proceeds in the dedicated accounts of RMB 73 million, all of which was invested in this project. The investment amount from the proceeds for this project was adjusted to RMB 3.273 billion accordingly.

Note 3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The life of Wuhan 800,000 tpa ethylene project and Anqing Refinery Revamping project projects are both 15 years. Both projects have been put into operation since the beginning of 2013, and the operating period is too short to determine whether these projects achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project.

Note 4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The life of Yulin-Jinan natural gas pipeline and Rizhao-Yizheng crude oil pipeline and the supporting projects are all 20 years. The projects have been put into operation at the first half of 2012 and the end of 2011 respectively. The operating period is too short to determine whether these projects achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project.

Continuous Supervision by Financial Advisor
Goldman Sachs Gao Hua Securities Company Limited
Suite 1807-1819, 18th Floor, Winland International Center, 7 Finance Street, Xicheng District, Beijing
Sponsor representatives: JIN Lei, ZHANG Yi
Please refer to the” 2013 Annual Continuous Supervision Report on China Petroleum & Chemical Corporation” for the details of the opinion issued by the sponsor.

(2)	The Expiration of the Approval of the Pubic Issuance of Convertible Bonds

On 1 July 2013, CSRC issued an Approval of Public Issuance of Convertible Bonds by Sinopec Corp. (Securities Regulatory License No. [2013]852, referred to as “Convertible Bond Approval”), which allowed Sinopec Corp. to issue A share convertible bonds of RMB 30 billion to the public. The approval is valid within 6 months from its issuance date (i.e., the expiration date is 31 December 2013). After obtaining the Convertible Bond Approval, Sinopec Corp did not issue such convertible bonds, considering both the capital market conditions and the interests of investors. The Convertible Bond Approval has expired automatically on 1 January 2014.

(3)	HOLDERS OF HKD 11.7 BILLION H SHARE CONVERTIBLE BONDS ISSUED BY SINOPEC CORP. AND NUMBER OF BONDS HELD

As at
Name of holder	31 December 2013 Number of bonds held

Euroclear	7,189,140
Clearstream	4,472,340

3	PLACING OF H SHARES

An aggregate of 2,845,234,000 new H shares were allotted and issued by Sinopec Corp. on 14 February 2013 at the placing price of HKD8.45 per share to not more than ten placees. The aggregate net proceeds amounted to approximately HKD 23,970,100,618. For further details, please refer to the announcement of Sinopec Corp. dated 14 February 2013 published on the websites of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”); and the relevant announcement dated 18 February 2013 published in China Securities Journal, Shanghai Securities News and Securities Times.

4	ISSUANCE OF US DOLLAR SENIOR NOTES

On 18 April 2013, Sinopec Capital Limited (2013), a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities—3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013.

5	ACQUISITION OF OVERSEAS OIL AND GAS ASSETS FROM CHINA PETROCHEMICAL CORPORATION

On 22 March 2013, SHI, a wholly-owned subsidiary of Sinopec Corp., and Tiptop HK, a wholly-owned subsidiary of China Petrochemical Corporation, entered into a framework agreement, pursuant to which SHI and Tiptop HK agreed (1) to establish a joint venture in Hong Kong, namely Sinopec International Petroleum E&P Hongkong Overseas Limited. SHI and Tiptop HK shall respectively hold 50% of the issued share capital of the joint venture, and SHI shall enjoy actual control over the joint venture through contractual arrangements with Tiptop HK. The joint venture shall hence become a non-wholly owned subsidiary of Sinopec Corp. through actual control; and (2) following the establishment of the joint venture, the joint venture (as the purchaser), to enter into the purchase agreements with the relevant vendors for the acquisition of the CIR Sale Shares, the Mansarovar Transaction Assets and the Taihu Transaction Assets. On 28 March 2013, the joint venture entered into the purchase agreements with the relevant vendors. For further details, please refer to relevant announcements of Sinopec Corp. published on the websites of Hong Kong Stock Exchange on 24 March 2013 and 28 March 2013 respectively; and announcements published in China Securities Journal, Shanghai Securities News and Securities Times dated 25 March 2013 and 29 March 2013 respectively. The acquisitions were completed at the end of 2013.

6	THE DONGHUANG II PIPELINE ACCIDENT

Early in the morning on 22 November 2013, Sinopec Corp.’s Donghuang II Pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage and some crude oil entered into the covered municipal drainage trench. On the same day at 10:25 a.m., explosion occurred inside the municipal drainage trench, resulting in a major accident causing casualties and injuries to surrounding pedestrians, residents and rescue team (the “Accident”). The Accident caused 62 deaths and 136 injuries. Sinopec Corp. expressed its sincere condolences to the victims of the Accident and extended its deepest sympathy to the injured persons and their families. Sinopec Corp. has designated the 22nd day of each November as its Safe Awareness Day as a way to commemorate the deceased and remind the living of the importance of safety.

After the Accident, Sinopec Corp. promptly organised rescue, search, and clean-up work, dealt with the aftermath and actively cooperated with the investigation team of the State Council (the “Investigation Team”) to look into the Accident. At the same time, Sinopec Corp. made appropriate adjustments to its production to minimize the impact of the Accident on its production and operations.

According to the Investigation Team, the Accident has caused a direct economic loss of RMB 751.72 million. Sinopec Corp. will pay its share of the compensation with funds mainly from the SPI Fund (the Safe Production Insurance Fund maintained by China Petrochemical Corporation with the approval of relevant government authority for the purpose of providing insurance coverage to the enterprises and institutions owned by Sinopec Corp.) that it accumulated in the past years, as well as claims under the Business Catastrophe Insurance Policy that Sinopec Corp. maintains with a commercial insurance company.

For further details, please refer to the announcements of Sinopec Corp. published on the websites of Hong Kong Stock Exchange on 24 November 2013 and 12 January 2014, respectively; and announcements dated 25 November 2013 and 13 January 2014, published in China Securities Journal, Shanghai Securities News and Securities Times.

7	CORPORATE BONDS ISSUED & INTEREST PAYMENTS

On 24 February 2004, Sinopec Corp. issued domestic corporate bonds of RMB 3.5 billion with a term of 10 years. The credit rating of the bonds was AAA with fixed annual interest rate at 4.61%. On 28 September 2004, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, Securities Times, and in Hong Kong, namely South China Morning Post, Hong Kong Economic Times on 24 February 2004 and 28 September 2004 respectively. On 24 February 2014, Sinopec Corp. had paid in full the principal and the interest accrued for the tenth interest payment year.

On 20 February 2008, Sinopec Corp. issued domestic bonds with warrants of RMB 30 billion. The term of bonds is six years with fixed annual interest rate at 0.8%. On 4 March 2008, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times on 18 February 2008. The proceeds had been fully used in the projects in accordance with the prospectus. On 20 February 2014, Sinopec Corp. had paid in full the principal and the interest accrued for the sixth interest payment year.

On 21 May 2010, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed annual interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. By 23 May 2013, Sinopec Corp. had paid in full the interest accrued for the third interest payment year.

On 1 June 2012, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 13 billion and RMB 7 billion with a fixed annual interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012. By 3 June 2013, Sinopec Corp. had paid in full the interest for the first interest payment year.

8	THE INCREASED SHAREHOLDINGS OF SINOPEC CORP.’S A SHARE BY CHINA PETROCHEMICAL CORPORATION

On 5 November 2013, China Petrochemical Corporation informed Sinopec Corp. that starting from 5 November 2013, China Petrochemical Corporation would increase its shareholding of Sinopec Corp. on secondary markets in its own name or through other concerting parties in the next 12 months (the “Increase Period”). The aggregate of such acquisition(s) would not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued shares of Sinopec Corp. (the “Shareholding Increase”). From 5 November 2013 to 22 January 2014, China Petrochemical Corporation had increased its shareholding in Sinopec Corp. by way of acquiring a total of 184,405,101 A shares on the secondary markets through trading system at the Shanghai Stock Exchange representing approximately 0.158% of the total issued share capital of Sinopec Corp. during the Increase Period. Before the Shareholding Increase, China Petrochemical Corporation directly and indirectly held 86,089,416,000 shares of Sinopec Corp., representing approximately 73.855% of the total issued share of Sinopec Corp. On 22 January 2014, China Petrochemical Corporation directly and indirectly held 86,273,821,101 shares of Sinopec Corp., representing approximately 74.013% of the total issued share of Sinopec Corp. China Petrochemical Corporation undertook not to reduce its shareholding in Sinopec Corp. during the Increase Period and statutory period.

9	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION, WHICH HOLDS OVER 5% EQUITY INTERESTS OF SINOPEC CORP.

	(1)	By the end of the reporting period, the major undertakings made by China Petrochemical Corporation include:

		i	Compliance with the connected transaction agreements;

		ii	Solving the issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;

		iii	Implementation of the Re-organisation Agreement (for definition, please refer to prospectus in relation to the offering of H shares);

		iv	Granting licenses for intellectual property rights;

		v	Avoiding the competition with the Company;

		vi	Abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned undertakings were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001;

vii
On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

viii
On 15 March 2012, Sinopec Corp. disclosed in an announcement, that: China Petrochemical Corporation undertakes to take Sinopec Corp. as the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products. China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. in this respect. Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of oil and natural gas overseas, after a thorough analysis from political and economic perspectives, Sinopec Corp. may propose to acquire the overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned undertakings by the aforesaid shareholder.

(2)
As at the date of this annual report, Sinopec Corp. has no undertakings with regard to the profits, assets injection or assets restructuring which have not been fulfilled yet, nor did Sinopec Corp. make any profit forecasts for such assets or projects.

10	SHAREHOLDINGS AND SECURITIES INVESTMENTS OF SINOPEC CORP. IN OTHER LISTED COMPANIES, COMMERCIAL BANKS, SECURITIES COMPANIES, INSURANCE COMPANIES, TRUST COMPANIES AND FUTURES COMPANIES, ETC.

	(1)	Direct shareholding in other listed companies

Stock Code	Abbreviation	Initial investment (RMB)	Number of shares held at the end of period (10,000 shares)	Shareholding %	Source of shares	Book value at the end of period (RMB)	Gain/loss during the reporting period (RMB)	Change in shareholders’ interests during the reporting period	Accounting item

00384	China Gas Holding	136,426,500	21,000	4.21	Investment	1,882,234,620	20,621,017.2	1,745,808,120	Available for sale-Finacial asset
000564	Xi’an Minsheng	25,100	1.716	0.004	Investment	25,100			Long-term equity investment

(2)	Direct shareholding in non-listed financial institutions and companies contemplated to be listed

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	Change of shareholders’ interests during the reporting period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	—	14.29%	20,000	3,000	—	Long-term equity investment	Investment
2	Bank of Zhengzhou Co. Ltd.	1,000	1,000	0.25%	1,000	—	—	Long-term equity investment	Shares converted from debts
Total		21,000	—	—	21,000	3,000	—	—	—

11	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCES
UNIT: RMB MILLIONS

Major external guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected persons (yes or no)Note 1

Sinopec Corp.	The Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	204	10 December 2003	10 December 2003 – 10 December 2017	joint obligations	No	No	—	No	No
Sinopec Yangzi Petrochemical Co., Ltd.	Wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical Acetyl Co.,Ltd	235			joint obligations	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Limited/Sonangol E.P.	5,425			joint obligations	No	No	—	Yes	No
Total amount of guarantees provided during the reporting period 2	None
Total amount of guarantees outstanding at the end of the reporting period 2 (A)	3,423
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	21,339
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	21,339

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	24,762
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	4.34%
Guarantees provided for shareholders, de facto controller and connected persons (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,089
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,089
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status

Note 1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Significant guarantees outstanding

Sinopec Corp. approved the provision of guarantee to its overseas subsidiary for the issuance of bonds in U.S. dollars on the sixth meeting of the fifth session of the Board. By the end of 2013, the total amount of guarantee was equivalent to RMB 21.339 billion.

Specific statements and independent opinions from independent non-executive directors regarding external guarantees provided by Sinopec Corp. during and by the end of 2013:

We, as independent non-executive directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by Sinopec Corp. accumulated up to and during 2013 in accordance with the requirements of the domestic regulatory authorities:

In order to reduce finance cost, and seize the opportunity of issuing USD bonds, Sinopec Corp. provided guarantee to its oversea subsidiary for the purpose of issuing USD 3.5 billion bonds in 2013. The external guarantees prior to 2013 had been disclosed in the 2012 annual report of Sinopec Corp. The aggregated balance of external guarantees provided by Sinopec Corp. as to the year of 2013 were RMB 24.762 billion, accounting for approximately 4.34% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management, actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

12	GENERAL MEETINGS OF SHAREHOLDERS

During the reporting period, Sinopec Corp. held 4 general meetings of shareholders in strict compliance with the procedures of notification, convening and holding of general meetings of shareholders as stipulated by relevant laws regulations and the Articles of Association of Sinopec Corp.(“Articles of Association”), namely (i) the 2012 annual general meeting, the first A share shareholders class meeting for the year 2013, the first H share shareholders class meeting for the year 2013 and (ii) the first extraordinary general meeting for the year 2013 held in Beijing on 29 May 2013 and 26 November 2013,respectively. Please refer to the announcements of the poll results published in China Securities Journal, Shanghai Securities News, Securities Times on the next working day of the relevant general meetings and on the website of Hong Kong Stock Exchange.

13	ASSETS TRANSACTIONS
Please refer to item 5 of “Significant Events”.

14	MATERIAL LITIGATIONS AND ARBITRATIONS
During the reporting period, the Company was not involved in any material litigations or arbitrations.

15	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

16	OTHER MATERIAL CONTRACTS
Sinopec Corp. did not have any material contacts entered during the reporting period which has not been disclosed as required.

17	TRUSTEESHIP, CONTRACTING AND LEASE

During the reporting period, Sinopec Corp. was not involved in any events regarding significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which are subject to disclosure obligations.

18	ENTRUSTED ASSET MANAGEMENT AND ENTRUSTMENT LOAN

Loan to	Amount	Term		Annual interest
	(RMB100 million)	Starting from	to	rate

Ningbo Gaotou Petroleum Development Ltd	3	18 April 2012	18 April 2016	6.4%
Ningbo Gaotou Petroleum Development Ltd	2	25 December 2012	25 December 2017	6.4%

19	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.

In order to regulate connected transactions between Sinopec Corp. and Sinopec Finance Co. Ltd. (hereinafter referred to as the “Finance Company”, Sinopec Corp.’s domestic settlement center) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the “Risk Control System on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co. Ltd” which covers risk control system and risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that, in case of an emergency where the Finance Company has difficulty in the payment, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of solving the difficulty in payment.

In order to regulate connected transactions between Sinopec Corp. and Sinopec Century Bright Capital Investment Limited (hereinafter referred to as “Century Bright Company”, Sinopec Corp.’s overseas settlement center), Century Bright Company ensures the safety of the deposits of Sinopec Corp. in Century Bright Company by strengthening the internal risk control and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has developed a number of internal rules, including the “Rules for the Internal Control System”, “Rules for Implementation of Overseas Capital management Methods”, “Provisional Methods on Overseas Fund Platform Management”, etc., to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company also established “Rules for the Implementation of Internal Control System”, which ensures the standardization and safety of corporate deposits business. At the same time, as the sole shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep well agreement with Century Bright Company in 2013, in which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty in payment, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of Sinopec Corp. in the Finance Company and Century Bright Company during the reporting period did not exceed the annual caps as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the Finance Company and Century Bright Company can be fully withdrawn for the Company’s use.

20	ASSETS MORTGAGE
None.

21	THE APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS AFFILIATED PARTIES
Not applicable

22	THE DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

23	WHETHER THE COMPANY IS INCLUDED IN THE LIST OF ENTERPRISES CAUSING SERIOUS POLLUTION ANNOUNCED BY ENVIRONMENTAL PROTECTION AUTHORITY
No

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION

Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

	(1)	Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”);

	(2)	China Petrochemical Corporation provides trademarks, patents and computer softwares to the Company for use free of charge;

	(3)	China Petrochemical Corporation provides cultural and educational, hygienic and community services to the Company (Cultural and Educational Hygienic and Community Services Agreement);

	(4)	China Petrochemical Corporation provides leasing service of lands and certain properties to the Company;

	(5)	China Petrochemical Corporation provides comprehensive insurance to the Company;

	(6)	China Petrochemical Corporation provides shareholders’ loans to the Company; and

	(7)	The Company provides franchise licenses for service stations to China Petrochemical Corporation.

On 24 August 2012, Sinopec Corp. and China Petrochemical Corporation entered into the supplementary agreement of connected transactions, whereby the terms of Mutual Supply Agreement and Cultural and Educational, Hygienic and Community Services Agreement were extended to 1 January 2013 to 31 December 2015. The resolution relating to continuing connected transactions for the three years from 2013 to 2015 was approved at the first extraordinary general meeting for 2012 held on 16 October 2012. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2012 in China Securities Journal, Shanghai Securities News and Securities Times, and on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange (dated 24 August 2012) (http://www.hkex.com.hk).

2
DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION COMPLY WITH THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE AND SHANGHAI STOCK EXCHANGES

Pursuant to the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (“Shanghai Listing Rules”), the continuing connected transactions between the Company and China Petrochemical Corporation are generally subject to full disclosure in accordance with their nature and the value of the transactions, and are also subject to approvals from independent non-executive directors and/or independent shareholders. The Shanghai Stock Exchange exempted Sinopec Corp. from full compliance with the Shanghai Listing Rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There is no substantial change to the above agreements on continuing connected transactions during the reporting period. The aggregated amount of the connected transactions for the year 2013 of Sinopec Corp. is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR

The aggregate amount of the connected transactions of the Company during the year was RMB 547.043 billion, of which, expenses amounted to RMB 228.677 billion, (including RMB 209.004 billion for purchases of goods and services, RMB 6.755 billion for auxiliary and community services, RMB 11.116 billion of operating lease fee, RMB 1.802 billion for interest expenses). Among the expenses, purchases from China Petrochemical Corporation amounted to RMB 163.648 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 144.095 billion, representing 5.18% of the Company’s operating expenses for the year 2013). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 6.755 billion, representing 0.24% of the operating expenses of the Company for 2013. In 2013, the housing rent paid by the Company was RMB 491 million, the rent for use of land was RMB 10.373 billion, and the expenses for other leases were RMB 250 million. The interest expenses were RMB 1.684 billion. In 2013, the revenue amounted to RMB 318.366 billion (including RMB 318.092 billion for sales of products and services, RMB 89 million of interest income, RMB 185 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 93.825 billion, including RMB 93.684 billion for sales of products and services, representing 3.25% of operating revenues, RMB 84 million for interest income, and RMB 57 million for agency commission receivable.

In 2013, the net amount of the loans provided by the Company to its joint controlled companies and the subsidiaries of China Petrochemical Corporation were RMB 2,616 million and RMB 3,986 million, respectively.

The amount of the above continuing connected transactions between the Company and its controlling shareholder did not exceeds cap for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Purchases/receiving services	Unit: RMB millions

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Purchases of goods and services from connected persons	161,964	5.82	132,204	4.92
Other related parties	Purchases of goods and services from related parties	64,911	2.33	70,585	2.63
Total		226,875	8.15	202,789	7.55

Sales/provision of services	Unit: RMB millions

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected persons	93,741	3.25	84,019	3.02
Other related parties	Sales of goods and provision of services to related parties	224,536	7.80	230,054	8.26
Total		318,277	11.05	314,073	11.28

Notes	Principle of pricing for connected transactions	:	(a)	government-prescribed price;
			(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;
			(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or
(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

	Other related parties	:	as defined under ASBE and IFRS, but neither under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai Listing Rules.

Decision-making procedures: The major continuing connected transaction agreements were entered into in the Company’s ordinary course of business and in accordance with normal commercial terms which are fair and reasonable to Sinopec Corp. and its shareholders as a whole. The Company, according to the internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and upon the approval of the Board and independent shareholders publishes the announcements and brings them into force. For the other connected transactions, the Company, in a strict compliance with domestic and overseas regulatory rules, publishes the announcement and brings them into force only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration according to internal control procedures.

Please refer to Note 37 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

The abovementioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2013 have been approved at the 15th meeting of the fifth session of the Board and have complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

A auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. A copy of the auditor’s letter has been submitted by Sinopec Corp. to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed that:

	(a)	The transactions have been conducted in the Company’s ordinary course of business;

	(b)	The transactions have been entered into based on either of the following terms:

		i	on normal commercial terms;

		ii	on terms not less favorable than those available from/to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms; and

	(c)	The transactions were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED DURING THIS YEAR
Please refer to item 5 of the “Significant Events”.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB millions
	Fund to related parties		Fund from related parties
	Amount		Amount
Related Parties	incurred	Balance	incurred	Balance

China Petrochemical Corporation	6,930	9,866	13,180	23,296
Other related parties	966	2,319	57	57
Total	7,896	12,185	13,237	23,353

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD

During the reporting period, Sinopec Corp., in compliance with the Company Law of the People’s Republic of China (“PRC”) and other domestic and overseas laws and regulations on securities, continuously enhanced its corporate governance.

To strengthen corporate governance of Sinopec Corp. and avoid potential conflicts of interests, Mr. Wang Tianpu, Vice President of the Board and President of Sinopec Corp., tendered his resignation as President of Sinopec Corp. to the Board on 28 May 2013 due to his position as the President of China Petrochemical Corporation. According to the Articles of Association, the Board appointed Mr. Li Chunguang as President of Sinopec Corp. on 29 May 2013. The Strategy Committee, the Remuneration and Appraisal Committee and the Social Responsibility Management Committee have adjusted their compositions accordingly. The Board has finalised the appointments of and conducted the orientation training for the senior management.

Sinopec Corp. has amended its Articles of Association based on its actual situation; improved its internal control system and strengthened internal control enforcement. It implemented the “Inside Information Possessor Registration System”, guidelines on the protection of confidentiality of inside information (such as periodic report) and insider registration.

Sinopec Corp. further enhanced its trainings and corporate responsibility guidelines for all directors, supervisors and senior management and provided directors with information on business performance, financial situation of the Company, and securities regulations in a timely manner to support the directors in making well-informed decisions. Sinopec Corp. continued to remind the directors, supervisors and senior management of not dealing in its securities during the blackout period of the periodic financial report. It continued to emphasise on the information disclosure and investor relationships, strengthened communications with investors and conveyed opinions of investors to the management on a timely basis. Sinopec Corp. continuously enhanced its transparency and received positive feedbacks from the capital markets. As a leading member of the United Nations Global Compact, a signatory of the Caring for Climate Initiative, and the unit holding the rotating presidency of the Global Compact Network China, the Company has urged the corporate community to support sustainable development, and we ourselves launched initiatives at all levels to achieve sustainable green, low-carbon development. (Please refer to the 2013 Sustainable Development Progress Report of Sinopec Corp.)

During the reporting period, Sinopec Corp.’s corporate governance complied with the PRC Company Law and all regulations on securities of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or punished administratively or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

As of 31 December 2013, apart from 13,000 A shares of Sinopec Corp. held by Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, in the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the SFO) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of the SFO or which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company.

3	CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE

As required by the Hong Kong Stock Exchange, with regard to the independence of its independent non-executive directors, Sinopec Corp. confirms that it has received and accepted the annual confirmation letters from all independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that all independent non-executive directors are independent.

During the reporting period, the independent non-executive directors of Sinopec Corp. strictly implemented the working rules for independent non-executive directors, fulfilled their duties, acted honestly, diligently and in good faith as required by laws and regulations and the Articles of Association, and kept close watch on the change of the industry environment, corporate governance, production, operations and development of the Company. They reviewed the relevant documents with due care; actively attended the general meeting of shareholders, meetings of the Board and meetings of the Board committees (please refer to the “Report of the Board of Directors” in this annual report for details of their attendance at meetings). They gave their independent opinions on matters such as connected transactions, guarantees, dividend distributions and appointments of senior management, and maintained good communications with the Chairman of the Board, management, external auditors and the internal auditing department. The independent non-executive directors independently and objectively protected the legitimate interests of the shareholders, especially the minority shareholders, when performing their duties. They gave constructive advice and suggestions about the return on investment, Health, Safety, and the Environment, the placing of H shares, dividend distributions, and acquisition of assets, all of which were accepted by Sinopec Corp.

4	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDERS

The Company is independent from its controlling shareholders in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

5	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

Overall scheme of internal control
Thoroughly implementing the “Comprehensive Risk Management Guidance for Central Enterprises” and the “Basic Standards for Enterprise Internal Control” and its related guidelines, the Company revised and improved its internal control system in a comprehensive and systematic manner and established total-factor internal control. First, the Company identified the various internal and external risk factors that it faces. After further risk recognition and evaluation, the Company extended the list and subdivided these risks into second-class and third-class risks categorized under five types of first-class risk: strategic risk, financial risk, market risk, operational risk and compliance risk. Moreover, after the Company compiled the risk lists, it established corresponding relationships between listed risks and internal controls. Second, the Company continued to supplement and improve its internal control at the corporate level, including the internal environment, risk assessment, information and communication and internal supervision, to satisfy the relevant requirements for corporate internal governance and social responsibility. In addition, the Company subdivided internal control procedures and control points to enhance controls at the operational level and to establish a dynamic and complete internal control system. Third, in accordance with the management principals of institutionalized management, standardized and process-oriented systems and informed processes, the Company researched, developed, promoted and applied the information system for internal control management to fulfill its internal control responsibilities, improve the efficiency and effectiveness of internal control and establish a permanent mechanism for internal control.

Working plans for establishment and improvement of the internal control system and their implementation
Every year, the Company sets goals and makes working plans for internal control, dynamically modifies its internal control system, widely disseminates information about internal control, conducts information control training, enhances daily supervision, management, inspection and assessment of internal control, and promotes the thorough implementation of the internal control system. All the branches and subsidiaries of the Company, under the unified direction of Company headquarters, revised and improved their detailed rules for the implementation of internal control. They also implemented further internal controls by integrating them with routine business activities. In order to form a self-supervision and evaluation mechanism for internal control, the Company established three lines of defense: regular testing of responsible departments and units, daily management of the internal control department, and comprehensive monitoring and assessment for audits.

Set-up of the department of internal control examination and supervision
The Business Reform Administration Department, which administers the supervision of internal controls in the Company, is responsible for daily supervision of internal controls, special inspections, comprehensive evaluation and assessment of internal controls and other relevant functions. The Audit Department is in charge of carrying out independent inspection and evaluation of the effectiveness of internal control design and its execution in the Company.

Implementation of self-evaluation relating to internal supervision and internal control
The Company has established a two-level internal control inspection and evaluation system corresponding to headquarters and branches (including subsidiaries). The Audit Department conducts comprehensive inspection and evaluation related to internal control while the branches and subsidiaries conduct self-inspection and evaluation for internal control every year. This year, the Company carried out an overall inspection and evaluation of the effectiveness of internal control design and operation, and took effective measures to rectify the various problems that it discovered. For details, please refer to the “Company’s Assessment Report on Internal Control for 2013”.

Arrangements for internal control by the Board
The Board reviews the amended Internal Control Manual and the Annual Report on Internal Control Self-Evaluation submitted by the management team, takes charge of the communication, supervision and inspection of internal and external auditors through Audit Committee, and inspects and supervises the effective execution and self-evaluation of internal control on a yearly basis.

Improvement of the internal control system related to financial statements
The Internal Control Manual covers all of the internal control requirements related to the financial statements and the professional management system. Fund and asset management, cost and expense accounting and management, invoice management, financial analysis and budgeting, associated transactions and the preparation of financial statements are implemented through the relevant processes, control procedures and control points. In addition, the Company has established a planning matrix for financial statements to relate items and activities in the accounting statements with control measures so that it can reasonably ensure through its internal controls that the financial statements disclosed are authentic and reliable.

Defects in the internal control system and their correction
There was no significant defect in the internal control system this year. For common faults discovered during internal control inspections, the management team made the relevant correction plan and communicated with external auditors. After follow-up checks, the internal control defects relating to financial statements were corrected by 31 December 2013. For other management deficiencies, the Company either rectified the problems or prepared relevant corrective measures. All corrective activities satisfied the appropriate requirements.

6	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES

Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, its incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive schemes, including the “Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers”, the “Measures of Sinopec Corp. for the Management of Annual Performance Evaluations” and the “Measures of the Leadership of Companies Directly under Sinopec Corp. and the Headquarters Department for the Management of Performance Evaluation”.

7	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

	(1)	Compliance with the Corporate Governance Code

Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited to its operations; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. In addition, due to other business duties, the chairman and the members of the Audit Committee did not attend the annual general meeting of shareholders for the year 2012 as required under section E.1.2 of the Corporate Governance Code. None of the shareholders raised questions to the Audit Committee at the meeting.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code.

	A	Board of Directors
		A.1	Board of Directors

a.
The Board is the decision-making body of Sinopec Corp., and all decisions made by the Board are implemented by the management of Sinopec Corp. The Board abides by good corporate governance practices and procedures.

b.
The Board meets at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before the scheduled meeting time. The relevant documents and materials for Board meetings are usually sent to each director 10 days in advance. In 2013, Sinopec Corp. held eight Board meetings. For details about the attendance of each director, please refer to the “Report of the Board of Directors” in this annual report.

			c.	Each director of the Board may submit proposals to be included in the agenda of Board meetings, and each director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2013 and is of the view that the Board composition is appropriate and balanced; that the Board made decisions in compliance with domestic and overseas laws and regulations and the Company’s internal rules; that the Board listened to the report of the Board of Supervisors carefully; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders. The directors and senior management carefully fulfilled their responsibilities and actively took part in trainings and continuing professional development, which led to improvements in the corporate governance of Sinopec Corp.

e.
The Secretary to the Board assists the directors in handling the daily work of the Board, continuously informs the directors of any regulations, policies or other requirements of domestic or overseas regulatory bodies in relation to corporate governance and ensures that the directors comply with domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all directors to minimise risks arising from the performance of their duties.

		A.2	Chairman and President

a.
Mr. Fu Chengyu serves as Chairman of the Board and Mr. Li Chunguang serves as President of Sinopec Corp. The Chairman of the Board is elected by a majority vote of all directors, and the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities is set out in the Articles of Association.

b.
The Chairman of the Board places great emphasis on communication with the independent non-executive directors. The Chairman holds meetings with the independent non-executive directors at least once every year at which no executive director is presented.

			c.	The Chairman encourages open and active discussions. Directors may speak freely at the Board meetings and actively participate in the discussions of the proposals in the Board meetings. .

A.3	Board composition

a.
The Board consists of 15 members with extensive professional and corporate governance experience, one of whom is female. (Please refer to the “Directors, Supervisors, Other Senior Management and Employees” in this annual report for detailed information). Of the 15 members, five are executive directors, five are non-executive directors and five are independent non-executive directors. The independent non-executive directors represent one-third of the Board. The executive directors and non-executive directors of Sinopec Corp. have extensive management experience in large-scale enterprises, petrochemical companies and international capital market investment. The independent non-executive directors have working backgrounds as leaders of large-scale enterprises, well-known financiers and financial experts, and have rich experience in international capital management and investment. The composition of the Board is balanced and diversified.

b.
Sinopec Corp. has received from each of the independent non-executive directors a letter of confirmation for 2013 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4	Appointment, re-election and dismissal

a.
The term of each session of the directors (including non-executive directors) of Sinopec Corp. is three years, and the consecutive term of office of an independent non-executive director cannot exceed six years.

	b.	All directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly appointed directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, obligations and responsibilities as directors.

A.5	Nomination Committee

a.
Considering that the Board did not establish a Nomination Committee, the Board will perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. The nomination of directors has been prescribed clearly in the Articles of Association and “Rules of Procedure for the Shareholders’ Meeting”. Nomination of directors may be proposed by shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. (1% for the nomination of independent non-executive directors), by the Board or by the Board of Supervisors for approval at the general meeting of shareholders. When the Board nominates a candidate for director, independent non-executive directors should give their independent opinions on the nomination in advance. Fifteen directors of the Board were elected at the annual general meeting of shareholders for the year 2011.

A.6	Responsibility of directors

a.
All non-executive directors have the same duties and powers as the executive directors. In addition, the non-executive directors, especially the independent non-executive directors, are entitled to certain specific powers. The Articles of Association and the “Rules of Procedure for Meetings of Boards of Directors” clearly prescribe the duties and powers of directors, non-executive directors including independent non-executive directors. The above duties and powers are published on the Sinopec Corp.’s website at http://www.sinopec.com.

	b.	In 2013, each of the directors was able to devote sufficient time and effort to handling the matters of Sinopec Corp.

c.
Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec employees.

d.
Sinopec Corp. arranged training sessions for directors and paid the related fees. The directors actively participated in the continuing professional development program. Sinopec Corp. has received a record of trainings from directors. (Please refer to the “Report of the Board of Directors” in this annual report for details.)

A.7	Provision for and access to information

a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each director sufficient time to review the materials so that directors can discuss the proposals comprehensively at meetings. Each director can obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The secretary to the Board is responsible for organizing and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure thorough understanding of the directors. Management is responsible for providing the directors with necessary information and materials. The director may ask the President, or ask, via the President, relevant departments to provide necessary information about Sinopec Corp. and related matters.

B	Remuneration of directors and senior management
a.
The Board has established a Remuneration and Appraisal Committee (the “Remuneration Committee”) and formulated relevant terms of reference. The Remuneration Committee consists of independent non-executive director Mr. Chen Xiaojin, who serves as the chairman, and non-executive director Mr.Wang Tianpu and independent non-executive director Ms. Bao Guoming, who serve as the members of the Remuneration Committee. The terms of reference of the Remuneration Committee are available on the websites of Sinopec Corp. and the Hong Kong Stock Exchange. When the Board is due to be succeeded by a new session, the Remuneration Committee is responsible for proposing to the Board the remuneration plans for directors, supervisors and other senior management and submitting the proposal to the general meeting of shareholders for approval after the proposal passed at the Board meeting.

b.
The Remuneration Committee always consults the Chairman and the President about proposed remuneration for other executive directors. After the Remuneration Committee’s review, it is of the view that the executive directors of Sinopec Corp. fulfilled their duties in 2013 and executed all duty clauses stated in the service contracts of the directors with honesty and diligence and in good faith.

c.
The members of the Remuneration Committee may engage independent professionals. Costs arising from or in connection with such consultations are borne by Sinopec Corp. The Remuneration Committee has also appointed consultants to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. In addition, according to the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

C	Accountability and auditing

	C.1	Financial reporting

a.
Directors are responsible for supervising preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, its performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2013 and warranted that the annual report contained false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and integrity of the content.

b.
Sinopec Corp. provides directors with information about the financial condition, its production and operating status of the Company every month to ensure that the directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

		d.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial report. .

	C.2	Internal control

a.
In 2003, according to the relevant regulatory requirements for internal control of the listing places, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organizations of the Treadway Commission Report (COSO). Based upon the Articles of Association and all management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated the “Internal Control Manual”, which established controls at both the corporate and business levels, thereby ensuring all-round internal control. The Board reviewed the self-evaluation report on internal control and self-assessment together with the annual report every year since 2006.

b.
The management of Sinopec Corp. has implemented the measures for internal control. With sufficient resources in accounting and financial reporting, Sinopec Corp. has well-qualified and experienced employees in this function and a sufficient budget for the training of relevant employees.

For detailed information about the internal control system during the reporting period, please refer to the self-evaluation report on internal control and self-assessment prepared by Sinopec Corp.

		c.	Sinopec Corp. has established its internal audit department, staffed by well-qualified professional personnel, to ensure that the internal auditing functions of Sinopec Corp. are sound.

	C.3	Audit Committee

a.
The Audit Committee consists of independent non-executive director Ms. Bao Guoming, who serves as the chairman, and independent non-executive director Mr. Jiang Xiaoming and independent non-executive director Mr. Andrew Y. Yan, who serve as members. As verified, none of them has served as a partner or former partner in our current auditing firm.

		b.	Sinopec Corp. has published the terms of reference of the Audit Committee. The terms of reference are available for inspection on the websites of Sinopec Corp. and the Hong Kong Stock Exchange.

c.
During the reporting period, the Audit Committee held five meetings. (For details, please refer to the section “meetings held by the special committees of the Board” under the “ Report of the Board of Directors “ in this annual report.) The review opinions were presented at the meetings and submitted to the Board after signed by the members of the Audit Committee. During the reporting period, the Board and the Audit Committee had no divergent opinions.

d.
Audit Committee members may engage independent professionals. Reasonable costs arising from or in connection with such consultations are borne by Sinopec Corp. The Audit Committee also appoints consultants to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Audit Committee.

e.
In the absence of Sinopec Corp.’s management, the Audit Committee held two meetings with auditors to discuss the auditing of financial reports and the auditing fee for the year. The Audit Committee has considered the adequacy of the resources for accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the related budget. Sinopec Corp. established a reporting and complaint system, providing online reporting, letter reporting, receipt of appeals and a complaint mailbox to employees to report behavior that violates the internal control system. The Audit Committee has reviewed and approved the system.

D	Delegation of power by the Board
a.
The Board, the management and each Board committee have clear terms of reference. The Articles of Association and the “Rules of Procedure for the General Meetings of Shareholders” and the “Rules of Procedure for Meetings of Boards of Directors” clearly set forth the scope of duties, powers and delegation of power of the Board and management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.
In addition to the Audit Committee and the Remuneration Committee, the Board established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee consists of 10 directors, including Chairman of the Board Mr. Fu Chengyu, who serves as chairman, Vice Chairman of the Board Mr. Wang Tianpu, director and Vice President Mr. Li Chunguang and independent non-executive director Mr. Ma Weihua, who serve as vice chairmen, as well as four executive directors and two independent non-executive directors, who serve as members. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The Social Responsibility Management Committee consists of five directors, including Chairman of the Board Mr. Fu Chengyu, who serves as chairman, Vice Chairman of the Board Mr. Wang Tianpu, director and President Mr. Li Chunguang and two independent non-executive directors, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of Sinopec Corp.

	c.	Each Board committee has clear terms of reference. According to each terms of reference of the Board committees, the committees are required to report their decisions and recommendations to the Board.

E	Communication with shareholders
a.
Sinopec Corp. pays close attention to investor relations. The Chairman, President and Chief Financial Officer conduct a road show for investors every year to answer questions on subjects of concern to investors, such as development strategies and the production and business performance of the Company. Sinopec Corp. established a department to be responsible for communicating with investors, and in compliance with regulatory provisions. Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, inviting investors on site visits and setting up an investor hotline, among other measures.

b.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meeting. All resolutions were voted by poll to safeguard the interests of all shareholders. Notices of the general meeting of shareholders were delivered to shareholders 45 days in advance.

c.
The Chairman of the Board hosted the general meeting as chairman of the meeting, and arranged the members of the Board and senior management to attend the meeting and answer questions raised by shareholders.

		d.	During the reporting period, Sinopec Corp. amended its Articles of Association, including Sinopec Corp.’s scope of business, share capital structure and registered capital.

	F	Company secretary
a.
The Hong Kong Stock Exchange recognised the secretary to the Board as having the relevant qualifications for company secretary. Nominated by the Chairman of the Board and appointed by the Board, the Company secretary is the senior management officer reporting to Sinopec Corp. and the Board. The secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the directors.

		b.	The secretary to the Board actively participated in career development training, with more than 15 training hours during the reporting period.

	G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares issued by Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to grant the request to call the meeting according to the “Rules of Procedure for Meetings of Boards of Directors”, the shareholders may call and hold the meeting at their discretion according to applicable laws, and reasonable expenses arising as a result are to be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares issued by Sinopec Corp. may propose a temporary proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the meeting agenda and the voting procedures are clearly stated in the notice of the general meeting of the shareholders of Sinopec Corp.

d.
According to Sinopec Corp.’s rules, the Board secretary is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on the Sinopec Corp.’s website.

	(2)	Auditors

The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2013 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2012 on 29 May 2013. The audit fee for 2013 is RMB 51.68 million, which was approved by the 15th meeting of the fifth session of the Board. The annual financial reports have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers; the Chinese certified accountants signing the report are Li Dan and Zhao Juan from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to Sinopec Corp.

PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have provided audit services to Sinopec since 2013. The first letter of engagement was signed in May 2013.

	(3)	Other information about Sinopec Corp.’s corporate governance

Except for their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 49; for information about equity interests of directors, supervisors and other senior management, please refer to page 41; for information about the résumé and annual remuneration of directors, supervisors and other senior management, please refer to page 56 to page 68.

8	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the content on the website of Sinopec Corp. at http://english.sinopec.com/investor_center/corporate_governance/fact-sheet/20120315/download/2012031503.pdf.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the report for the year ended 31 December 2013 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held eight Board meetings. The details are as follows:

(1)
The 5th meeting of the fifth session of the Board was held by way of written resolution on 15 January 2013, whereby the proposals in relation to the internal control system of Sinopec Corp. (2013), the appointment of Mr. Zheng Baomin as the representative on securities matters and the placing of H shares and related matters were approved in this meeting.

(2)
The 6th meeting of the fifth session of the Board was held in the headquarter of Sinopec Corp. on 22 March 2013, whereby the proposals in relation to the Company’s annual results of the year 2012, the dividend distribution plan for the year 2012, the amendments to the Articles of Association, sustainable development progress report, internal control self-assessment report and the appointment for external auditors for 2013, etc. were approved.

(3)
The 7th meeting of the fifth session of the Board was held by way of written resolution on 25 April 2013, whereby the proposal in relation to the first quarterly results of the year 2013 was approved in the meeting.

(4)
The 8th meeting of the fifth session of the Board was held in the headquarter of Sinopec Corp. on 29 May 2013, whereby the proposal in relation to the nomination and the appointment of Mr. Li Chunguang as President of Sinopec Corp. was approved in the meeting.

(5)
The 9th meeting of the fifth session of the Board was held in the headquarter of Sinopec Corp. on 23 August 2013, whereby the proposals in relation to the Company’s interim results of the year 2013, the interim dividend distribution plan of the first half of 2013, the appointment of Mr. Wang Yongjian as Vice President of Sinopec Corp. and the change of members of the Board committee were approved.

(6)
The 10th meeting of the fifth session of the Board was held by way of written resolution on 16 September 2013, whereby the proposal in relation to the nomination and the appointment of Mr. Jiang Zhenghong as Vice President of Sinopec Corp. was approved.

(7)
The 11th meeting of the fifth session of the Board was held by way of written resolution on 9 October 2013, whereby the proposal in respect of extending the validity period of the resolution of issuance of A share convertible bonds passed at the annual general meeting of shareholders of Sinopec Corp. was approved. For details of this meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the second working day after the meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

(8)
The 12th meeting of the fifth session of the Board was held by way of written resolution on 29 October 2013, whereby the proposal in relation to the third quarterly results of the year 2013 was approved in the meeting.

For details of each meeting except the 11th meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD

During this reporting period, in accordance with relevant laws and regulations as well as the Articles of Association, all members of the Board diligently implemented the resolutions approved at the general meetings of shareholders, and have completed the various tasks delegated to them at the the general meetings of shareholders.

3	ATTENDANCE TO THE BOARD MEETINGS

Name	Board meetings (times)				General meetings of the shareholders
	Site	Written	Attendance	Attendance	Attendance	Attendance	Training
	meetings	resolution	by proxy	rate	times	rate	hours

Fu Chengyu	3	5	0	100%	4	100%	8.5 hours
Wang Tianpu	2	5	1	87.5%	3	75%	8.5 hours
Zhang Yaocang	3	5	0	100%	4	100%	8.5 hours
Li Chunguang	3	5	0	100%	4	100%	8.5 hours
Zhang Jianhua	2	5	1	87.5%	0	0	8.5 hours
Wang Zhigang	2	5	1	87.5%	1	25%	8.5 hours
Cai Xiyou	2	5	1	87.5%	4	100%	12.5 hours
Cao Yaofeng	2	5	1	87.5%	0	0	8.5 hours
Dai Houliang	3	5	0	100%	4	100%	8.5 hours
Liu Yun	2	5	1	87.5%	4	100%	8.5 hours
Chen Xiaojin	3	5	0	100%	3	75%	8.5 hours
Ma Weihua	3	5	0	100%	0	0	8.5 hours
Jiang Xiaoming	2	5	1	87.5%	0	0	8.5 hours
Andrew Y.Yan	3	5	0	100%	0	0	17.5 hours
Bao Guoming	3	5	0	100%	1	25%	27 hours

No directors were absent from the meeting of the Board for two successive meetings.

4	MEETINGS HELD BY THE BOARD COMMITTEES

During the reporting period, the Audit Committee held five (5) meetings. Each of the Strategy Committee, the Remuneration Committee and the Social Responsibility Management Committee held one (1) meeting respectively. All members of each committee had attended the meetings. Details of those meetings are as follows:

	(1)	Meetings by the Audit Committee
a.
The 3rd meeting of the fifth session of the Audit Committee was held by way of written resolution on 14 January 2013, whereby the internal control system of Sinopec Corp. (2013) was reviewed and a review opinion was issued.

b.
The 4th meeting of the fifth session of the Audit Committee was held in Beijing, China on 20 March 2013, whereby the explanation for the business performance and financial situations of Sinopec Corp. in 2012, the financial reports of 2012, the internal control self-assessment report, the annual profit distribution plan of the year 2012, the annual auditing fee for 2012, the proposal on the engagement of external auditors for 2013, the reports on auditing work for 2012 and plan of auditing work for 2013, the resolution of acquisition certain oversea upstream equity of China Petrochemical Corporation, were reviewed. The reports on the auditing of the financial statements for the year 2012 delivered by the domestic and overseas auditors were heard in this meeting and a review opinion was issued.

c.
The 5th meeting of the fifth session of the Audit Committee was held by way of written resolution on 24 April 2013, whereby the quarterly report of the first quarter of the year 2013 was reviewed and a review opinion was issued.

d.
The 6th meeting of the fifth session of the Audit Committee was held in Beijing on 21 August 2013, whereby the explanation for the business performance and financial situations of Sinopec Corp. for the first half of 2013, the interim report for the first half of 2013, the auditing fee for the first half of 2013, the reports on auditing work for the first half of 2013 and plan for auditing work for the second half of 2013, were reviewed. The reports on the auditing of the financial statements for the first half of 2013 delivered by the domestic and overseas auditors were heard in this meeting and a review opinion was issued.

e.
The 7th meeting of the fifth session of the Audit Committee was held by way of written resolution on 28 October 2013, whereby the quarterly report of the third quarter of the year 2013 was reviewed and a review opinion was issued.

	(2)	Meeting by the Strategy Committee
The 1st meeting of the fifth session of the Strategy Committee was held in Beijing, China on 20 March 2013, whereby the plan of investments of 2013 was reviewed, and a review opinion was issued.

	(3)	Meeting by the Remuneration Committee

The 1st meeting of the fifth session of the Remuneration Committee was held in Beijing, China on 20 March 2013, whereby the reports on implementation of the rules of the remuneration of directors, supervisors and other senior management for 2012 was reviewed, and a review opinion was issued.

	(4)	Meeting by the Social Responsibility Management Committee

The 1st meeting of the fifth session of the Social Responsibility Management Committee was held in Beijing, China on 20 March 2013, whereby “Sinopec Corp. 2012 Sustainable Development Progress Report” was reviewed, and a review opinion was issued.

5	PERFORMANCE

The financial results of the Company for the year ended 31 December 2013, which is prepared in accordance with IFRS and its financial position as at that date and the accompanying analysis are set out from page 130 to page 187 in this annual report.

6	DIVIDEND

The profit distribution policy of Sinopec Corp. maintains continuity and stability, and moreover gives consideration to the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. The Company will have priority to adopt cash dividends for profit distribution, and can perform the interim profit distribution. When Sinopec Corp. achieved the retained profits of parent company and the accumulated undistributed profits of the Company were positive in current year, and in the event that the cash flow of the Company can satisfy the normal operation and sustainable development, the Company should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of parent company in current year.

The profit distribution plan of Sinopec Corp. for the current year will be carried out in accordance with the policy and procedures stipulated as per the Articles of Association, whereby the advices of minority shareholders must be heard and the independent directors will issue independent opinions.

Proposals for dividend distribution

At the 15th meeting of the fifth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB0.15 (tax included) per share combining with an interim distributed dividend of RMB 0.09 (tax included) per share, the total dividend for the whole year is RMB0.24 (tax included) per share.

The final cash dividend will be distributed on or before 19 June 2014 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record day of 30 May 2014 (Friday). The H shares register of members of Sinopec Corp. will be closed from 26 May 2014 (Monday) to 30 May 2014 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on 23 May 2014 (Friday) for registration.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the Cash Dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out above. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

The dividend distribution or capital reserves capitalisation and bonus shares declared by Sinopec Corp. in the previous three years are as follows:

	Year 2012	Year 2011	Year 2010

Cash dividends (RMB/share)	0.30	0.30	0.21
Total amount of cash dividends(hundred million, including taxes)	266.15	260.34	182.07
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (hundred million).	634.96	716.97	707.13
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	41.92	36.32	25.75
Number of bonus shares per 10 shares (share)	2	0	0
Capitalisation per 10 shares (share)	1	0	0

The aggregate cash dividend declared by Sinopec Corp. during three years from 2010 to 2012 is RMB 0.81 per share, and the dividend from 2010 to 2012 as a percentage of average net profits in the three years is 103.24%. It fulfilled the refinancing conditions in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by CSRC.

7	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL

The Board is fully responsible for establishing and maintaining the internal control system related to the financial reporting as well as ensuring its effective implementation. In 2013, the Board assessed the internal control of Sinopec Corp. according to the “Basic Standard for Enterprise Internal Control”, “Application Guidelines for Enterprise Internal Control” and “Estimation Guidelines for Enterprise Internal Control”. There were no significant defects as of 31 December 2013. Therefore the internal control system of Sinopec Corp. related to the financial reporting is sound and effective.

The “2013 Annual Internal Control Assessment Report of Sinopec Corp.” was reviewed and approved on the 15th meeting of the fifth Session of the Board on 21 March 2014, and all members of the Board ensured that the contents of the report are authentic, accurate and complete, and without any false representation, misleading statements or material omissions.

8	MAJOR SUPPLIERS AND CUSTOMERS

During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 43.5% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 22.3% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 8.8% of the total sales of the Company, of which sales to the largest customer accounted for 3.1% of the total sales.

During this reporting period, other than the connected transactions with the controlling shareholder – China Petrochemical Corporation and its subsidiaries, as disclosed in “Connected Transaction” of this annual report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

9	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2013 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

10	FIXED ASSETS
During this reporting period, changes to the fixed assets of Sinopec Corp. are set out in Note 17 to the financial statements prepared in accordance with IFRS in this annual report.

11	RESERVES

During this reporting period, the changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

12	DONATIONS
During this reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 116 million.

13	PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights, therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

14	REPURCHASE, SALES AND REDEMPTION OF SHARES

During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries (not including item 3 “Placing of H Share” under “Significant Events”).

15	CORE COMPETITIVENESS ANALYSIS

The Company is a large scale vertically integrated energy & petrochemical company with upstream, mid-stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, its capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

16	RISK FACTORS

In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, European debt crisis and other factors, the strength and process of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to prospection, exploration and development of crude oil and natural gas , setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: the change of crude oil and refined products import policy, and admit private assets into the oil and gas exploration and development sector, further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources though further exploration and development or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

By order of the Board
Fu Chengyu
Chairman

Beijing, China, 21 March 2014

REPORT OF THE BOARD OF SUPERVISORS

Mr. Xu Bin, Chairman of the Board of Supervisors

Dear Shareholders:

The Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the process supervision, carefully reviewed each significant decisions made such as fundraising etc, and safeguarded the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held four meetings in total, and mainly reviewed and passed the Sinopec Corp.’s annual report, financial statement, internal control assessment report, sustainable development report and proposal of asset acquisition, etc.

On 22 March 2013, the 4th meeting of the fifth session of the Board of Supervisors was held, and the “Annual Financial Statements of Sinopec Corp. for 2012”, “Annual Report of Sinopec Corp. for 2012”, “Annual Sustainable Development Report of Sinopec Corp. for 2012”, “Internal Control Assessment Report of Sinopec Corp. for 2012”, “Special Report on the Storage and Actual Use of Company-raising Funds”, “Proposal of Sinopec Corp. Acquisition of Certain Oversea Upstream Equity of China Petrochemical Corporation,” and “Report on the Work of Board of Supervisors of Sinopec Corp. for 2012” were considered and passed at the meeting.

On 25 April 2013, the 5th meeting of the fifth session of the Board of Supervisors was held, and the “First Quarterly Report of Sinopec Corp. for 2013” was considered and passed at the meeting.

On 23 August 2013, the 6th meeting of the fifth session of the Board of Supervisors was held, and the “Interim Financial Statements of Sinopec Corp. for 2013” and the “Interim Report of Sinopec Corp. for 2013” were considered and passed at the meeting.

On 29 October 2013, the 7th meeting of the fifth session of the Board of Supervisors was held, and the “Third Quarterly Report of Sinopec Corp. for 2013” was considered and passed.

During this reporting period, the Board of Supervisors organized supervisors to go abroad to conduct field research on corporate supervision, to visit and inspect Sinopec Jiangsu Oilfield Company and Sinopec Yizheng Chemical Fibre Company Limited, to be present at the general meeting of shareholders and meeting of the Board and to attend the trainings for directors and supervisors of listed companies organised by CSRC. These activities have widened their horizon, enriched their knowledge, and helped them with a better understanding of production, operation and management of Sinopec Corp. and effectively improved their capabilities in performing supervisory duties.

Through process supervision on significant decision-makings and routine supervision on the operations, the Board of Supervisors hold the view that: Facing the weak recovery of global economy, higher pressure from domestic economy going downward and continuous downturn of petroleum and petrochemical markets, Sinopec Corp. had realised a steady increase in production and operation and obtained a better operation result by actively responding to market changes, greatly deepening the reform, adjusting structure, exploring new markets, reducing costs and expenses and overcoming many difficulties. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions passed by the Board; continued to deepen the reform, accelerated structure adjustment, intensified strict management and strived to lower the costs and enhance efficiency. As a result, all works made remarkable achievements. The Board of Supervisors did not discover any behaviors of any director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports prepared by Sinopec Corp. in 2013 complied with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement of Sinopec Corp. was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflecting Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively considering the equity interests of shareholders and the long-term interests of Sinopec Corp. The information disclosed in the annual report was true, accurate and complete. There was no violation of confidential provisions of persons who prepare and review the report.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of “fairness and justice”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or its shareholders.

Fourthly, a special account system for raised funds has been strictly implemented. The actual utilisation of raised funds conformed to the disclosed information and the requirements of securities regulatory provisions.

Fifthly, Sinopec Corp. has a sound and effective internal control system. The internal control report was comprehensive, true and objective. There was no significant defect on the internal control system.

Sixthly, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information stated in the sustainable development report was true, accurate and complete, and in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

In 2014, the Board of Supervisors will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision and protect Sinopec Corp’s. benefit and its shareholders’ interests.

Xu Bin
Chairman of the Board of Supervisors

Beijing, China, 21 March 2014

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

	(1)	Directors

Fu Chengyu, aged 62, Chairman of Board, President and Secretary of Communist Party of China (“CPC”) Leading Group of China Petrochemical Corporation. Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (“CNOOC”) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; in May 2011, he was appointed as Chairman of Board.

Wang Tianpu, aged 51, Vice Chairman of Board, Board Director and President of China Petrochemical Corporation. Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of China Petrochemical Corp.; in May 2013, he was elected as Vice Chairman of the Board.

Zhang Yaocang, aged 60, Vice Chairman of the Board and Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior engineer with a graduate degree from graduate school. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (“MGMR”); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board.

Li Chunguang, aged 58, Board Director and President of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; in May 2013, he was elected as Board Director and President of Sinopec Corp.

Zhang Jianhua, aged 49, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd.

Wang Zhigang, aged 56, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation.

Cai Xiyou, aged 52, Board Director and Senior Vice President of Sinopec Corp. Mr. Cai is a professor level senior economist and with a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co., Ltd.

Cao Yaofeng, aged 60, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Cao is a professor level senior engineer with a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration of China Petrochemical Corporation and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation.

Dai Houliang, aged 50, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.

Liu Yun, aged 57, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.

Chen Xiaojin, aged 69, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Shipbuilding Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 65, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist with a PhD degree. Mr. Ma is the Chairman of the Board of Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd. Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA), Independent Director of China Eastern Airlines Corporation Limited, Independent Director of China Resource Land Limited, and Independent Director of Huabao Investment Co. Ltd. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming, aged 60, Independent Non-executive Director of Sinopec Corp. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, President of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and an Independent Director of China Oilfield Services Co., Ltd.. From May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan, aged 56, Independent Non-executive Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, China Mengniu Dairy Co. and Fosun International Ltd., the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of the Giant Network Co. Ltd.; and the Director of Acorn International Co., Ltd., and ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp.

Bao Guoming, aged 62, Independent Non-executive Director of Sinopec Corp. Madam Bao is a Professor and the international registered internal auditor with a master degree. Since December of 1992, she acted as the associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as a Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association; since May of 2011, as the External Supervisor of Bank of China; and since June 2013,as the independent non-executive director of Hebei Chengde Lulu Co., Limited. From May 2012 to the present, she has acted as an Independent Non-executive Director of Sinopec Corp. Madam Bao is an expert who enjoys the State Council Special Allowance.

The Members of the Fifth Session of the Board

			Position in		Remuneration paid by Sinopec Corp. in 2013 (RMB 10,000,	Whether paid by the holding	Shares held at Sinopec Corp. (as at 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2013	2012

Fu Chengyu	Male	62	Chairman	2012.05-2015.05	—	Yes	0	0
Wang Tianpu	Male	51	Vice Chairman	2012.05-2015.05	—	Yes	0	0
Zhang Yaocang	Male	60	Vice Chairman	2012.05-2015.05	—	Yes	0	0
Li Chunguang	Male	58	Board Director, President	2012.05-2015.05	99.32	No	0	0
Zhang Jianhua	Male	49	Board Director, Senior Vice President	2012.05-2015.05	99.32	No	0	0
Wang Zhigang	Male	56	Board Director, Senior Vice President	2012.05-2015.05	99.32	No	0	0
Cai Xiyou	Male	52	Board Director, Senior Vice President	2012.05-2015.05	99.32	No	0	0
Cao Yaofeng	Male	60	Board Director	2012.05-2015.05	—	Yes	0	0
Dai Houliang	Male	50	Board Director, Senior Vice President	2012.05-2015.05	98.94	No	0	0
Liu Yun	Male	57	Board Director	2012.05-2015.05	—	Yes	0	0
Chen Xiaojin	Male	69	Independent Non - Executive Director	2012.05-2015.05	30	No	0	0
Ma Weihua	Male	65	Independent Non - Executive Director	2012.05-2015.05	30	No	0	0
Jiang Xiaoming	Male	60	Independent Non - Executive Director	2012.05-2015.05	30	No	0	0
Andrew Y. Yan	Male	56	Independent Non - Executive Director	2012.05-2015.05	30	No	0	0
Bao Guoming	Female	62	Independent Non - Executive Director	2012.05-2015.05	30	No	0	0

(2)	Supervisors

Xu Bin, aged 57, Chairman of the Board of Supervisors of Sinopec Corp. Mr. Xu is a professor level senior administration engineer with a university certificate. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CCDI of CPC; since November of 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since November 2006, as the Director of the Petition Letters and Visits Office of Central Commission for Discipline Inspection of CPC; since May 2011, as the Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of Sinopec Group; and since October 2011, as the Director of China Petrochemical Corporation. And since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp.

Geng Limin, aged 59, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp. Mr. Geng is a professor level senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labour Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 60, Supervisor of Sinopec Corp. Mr. Li is a senior administration engineer with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Dept. of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of China Petrochemical Corporation and Deputy Director General of President Office of Sinopec Corp.(Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 53, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 63, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision, and was appointed as (officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 56, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhou is a professor level senior engineer with a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of HR Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labour Union and Supervisory Board of Sinopec Oilfield Service Corporation and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 56, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer with a graduate degree from graduate school. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 49, Employee’s Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Procurement Management Department, and President of China Petrochemical International Co., Ltd. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General, Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department, President of China Petrochemical International Co., Ltd.; and in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department and President of China Petrochemical International Co., Ltd. and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 50, Employee’s Representative Supervisor of Sinopec Corp., Director General of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university degree. In June 2000, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the Vice President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

The Members of the Fifth Session of the Board of Supervisors

			Position in		Remuneration paid by Sinopec Corp. in 2013 (RMB10,000,	Whether paid by the holding	Shares held at Sinopec (as of 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	Company	2013	2012

Xu Bin	Male	57	Chairman, the Board	2012.05-2015.05	—	Yes	0	0
			of Supervisors
Geng Limin	Male	59	Supervisor	2012.05-2015.05	—	Yes	0	0
Li Xinjian	Male	60	Supervisor	2012.05-2015.05	—	Yes	0	0
Zou Huiping	Male	53	Supervisor	2012.05-2015.05	54.64	No	0	0
Kang Mingde	Male	63	Independent Supervisor	2012.05-2015.05	—	Yes	0	0
Zhou Shiliang	Male	56	Employee’s	2012.05-2015.05	—	Yes	0	0
			Representative
			Supervisor
Chen Mingzheng	Male	56	Employee’s	2012.05-2015.05	55.64	No	0	0
			Representative
			Supervisor
Jiang Zhenying	Male	49	Employee’s	2012.05-2015.05	52.82	No	0	0
			Representative
			Supervisor
Yu Renming	Male	50	Employee’s	2012.05-2015.05	54.14	No	0	0
			Representative
			Supervisor

(3)	Other Members of Senior Management

Wang Xinhua, aged 58, Chief Financial Officer of Sinopec Corp., Director General of Finance Department of Sinopec Corp. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Haichao, aged 56, Vice President of Sinopec Corp, Chairman of Board of Directors and President of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 51, Vice President of Sinopec Corp, Director General of Sinopec Exploration and Production Department. Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 51, Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer and obtained university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Wang Yongjian, 53, Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a master degree. In February 2000, he became Vice President of Beijing Yanshan Petrochemical Co., Ltd. and Sinopec Beijing Yanshan Company; in April 2002, he was appointed as President and Board Director of Beijing Yanshan Petrochemical Co., Ltd; from December 2002, he was appointed concurrently as Chairman of Beijing Eastern Petrochemical Co., Ltd; in July 2004, he was promoted to Chairman and President of Beijing Yanshan Petrochemical Co., Ltd. and concurrently as Chairman of Beijing Yanhua Petrochemical Inc. ; in January 2006 he was elected as President of Sinopec Beijing Yanshan Company; in November 2010, he was appointed as Chairman and Party Secretary of Beijing Yanshan Petrochemical Co., Ltd; since August 2013, he was promoted to Vice President of Sinopec Corp and concurrently appointed as Safety Production Office for Sinopec Corp.

Ling Yiqun, aged 51, Vice President of Sinopec Corp. and President of Sinopec Qilu Company. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the Director General of Sinopec Refining Department; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp.

Mr. Jiang Zhenghong, 52, Vice President of Sinopec Corp., Director General of Department of Corporate Reform of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; from April 2006, he was appointed as Party Secretary and Vice President of Sinopec Zhenhai Refining & Chemical Company; in March 2008, he was promoted to President and Party Secretary of Sinopec Zhenhai Refining & Chemical Company; from July 2010, he was appointed as President and Deputy Party Secretary of Sinopec Zhenhai Refining & Chemical Company; Since August 2013, he was appointed as the Director General of Sinopec Corporate Reform Dept.; since September 2013, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 47, Secretary to the Board and Director General of the Board Secretariat of Sinopec Corp. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; He has served as the Deputy Director General of President’s office of Sinopec Corp. since August 2009. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board.

Other Members of Senior Management

			Position with	Remuneration paid by Sinopec Corp. in 2013 (RMB 10,000,	Whether paid by the holding	Shares held at Sinopec Corp (as at 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	Company	2013	2012

Wang Xinhua	Male	58	CFO	62.86	No	0	0
Zhang Haichao	Male	56	Vice President	65.36	No	0	0
Jiao Fangzheng	Male	51	Vice President	63.47	No	0	0
Lei Dianwu	Male	51	Vice President	63.46	No	0	0
Wang Yongjian	Male	53	Vice President	20.891	No	0	0
Ling Yiqun	Male	51	Vice President	63.46	No	13,000	10,000
Jiang Zhenghong	Male	52	Vice President	16.641	No	0	0
Huang Wensheng	Male	47	Board Secretary	53.44	No	0	0
Zhang Kehua	Male	60	Vice President	63.68	No	0	0

Note 1:	Salary of Mr.Wang Yongjian and Mr.Wang Zhenghong were the amount they received after being appointed as Vice President of Sinopec Corp.

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In May, in order to further improve the corporate governance and minimise the conflicts of interest, Mr. Wang Tianpu tendered his resignation as the President of Sinopec Corp. since he has served as the President of China Petrochemical Corporation. The Board nominated and appointed Mr. Li Chunguang as the President of Sinopec Corp. In August 2013, the Board nominated and appointed Mr. Wang Yongjian as the Vice President of the Sinopec Corp.In September 2013, the Board nominated and appointed Mr. Jiang Zhenghong as the Vice President of the Sinopec Corp. In December 2013, Mr. Zhang Kehua ceased to hold the position of Vice President of Sinopec Corp. due to retirement age.

Mr. Ma Weihua, an Independent Non-executive Director of Sinopec Corp., was no longer a Director, Governor and Secretary of the Communist Party of China Leading Group of China Merchants Bank Co., Ltd, the Chairman of CIGNA & CMC Life Insurance Co., Ltd. and the China Merchants Fund Management Co., Ltd.

Mr. Andrew Y. Yan, an Independent Non-executive Director of Sinopec Corp., was no longer the Chairman and Independent Non-executive Director of NVC Lighting Holding Limited, the Independent Executive Director of Mobi Development Co.,Ltd., the Director of Eternal Asia Supply Chain Management Ltd. Mr. Yan was re-designated as the Non-executive Directors from Independent Executive Directors of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited.

Ms. Bao Guoming, an Independent Non-executive Director of Sinopec Corp., has been appointed as the Independent Non-executive Director of Hebei Chengde Lulu Co., Limited since June 2013.

3	CHANGES IN SHAREHOLDING OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

During the reporting period, shareholdings held by Mr. Ling Yiqun, Vice President of Sinopec Corp. were increased from 10,000 to 13,000 as a result of the bonus issue of shares and capitalisation of share premium of the Sinopec Corp. Save as disclosed above, there are no changes in the shareholdings of the directors, supervisors and other senior management of Sinopec Corp.

4	DIRECTOR’S AND SUPERVISOR’S INTEREST IN CONTRACT

As of 31 December 2013 or as at any time of this year, none of the directors or supervisors had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any its subsidiary or fellow subsidiary was a party.

5	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT

During this reporting period, the number of directors, supervisors and other senior management paid by Sinopec Corp. is 23 in total, and their annual amount of remuneration is RMB 13.3672 million in total.

The above mentioned remuneration did not included the deferred salary RMB 14.7179 million in total to directors, supervisors and other senior management in accordance with the regulations of the PRC government and Sinopec Corp. from 2010 to 2012.

6	THE COMPANY’S EMPLOYEES
As at 31 December 2013, the Company has a total of 368,953 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS:
(including exploration and Production, refining, marketing and distribution, chemicals, R&D and other segments)

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:
(including production, sales, technology, finance, administration and other professions)

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:
(including master degree or above, university, junior college, technical secondary school, senior high school and technical school degree or below)

7	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significance changes of core technical team and key technicians.

8	EMPLOYEE BENEFITS SCHEME

Details of the Company’s employee benefits scheme are set out in Note 38 of the financial statements prepared under IFRS of this annual report. As at 31 December 2013, the Company has a total of 193,023 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2013, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

		Percentage of
Name of Company	Registered Capital	shares held by Sinopec Corp.	Total Assets	Net Assets	Net Profit/ (Net Loss)	Principal Activities
	RMB		RMB	RMB	RMB
	millions	(%)	millions	millions	millions

Sinopec Yangzi Petrochemical Company Limited	13,203	100	30,717	18,583	(802)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	(HK Dollar, millions) 5,477	100	23,272	13,882	379	Trading of crude oil and petrochemical products
Sinopec International Petroleum Exploration and Production Corporation	8,000	100	60,126	24,881	4,250	Investment in exploration, production, sales, etc. of petroleum & natural gas
China International United Petroleum & Chemical Co., Ltd. (UNIPEC)	3,000	100	208,005	17,416	2,856	Trading of crude oil and petrochemical products
Sinopec Sales Company Limited	1,700	100	56,464	27,785	9,790	Marketing and distribution of petroleum products
Sinopec International Company Limited	1,400	100	10,728	2,280	146	Trading of petrochemical products
Sinopec Chemical Sales Co., Ltd	1,000	100	27,013	1,837	969	Trading of petrochemical products
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	2,388	177	(96)	Manufacturing of chemical products
Sinopec Qingdao Refining & Chemical Company Limited	5,000	85	16,072	3,266	123	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	3,986	75	16,493	6,590	620	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	(HK Dollar, millions) 248	60.34	Results have not been announced	Results have not been announced	Results have not been announced	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60	1,601	1,071	49	Marketing & distribution of petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60	1,151	1,092	75	Marketing & distribution of petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	50.56	Results have not been announced	Results have not been announced	Results have not been announced	Manufacturing of petroleum products, synthetic fibre & resin & intermediate
Fujian Petrochemical Company Limited	5,619	50	4,877	3,884	(716)	Manufacturing of plastics & intermediate petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (YCF)	4,000	40.25	Results have not been announced	Results have not been announced	Results have not been announced	Production& sales of polyester chips & polyester fibres
Sinopec SenMei (Fujian) Petroleum Company Limited	1,840	55	7,310	3,120	921	Manufacturing of petroleum products, products
Sinopec Fuel Oil Sales Co., Ltd	2,200	100	8,873	2,291	116	Marketing & distribution of petroleum products

Notes:

1)
The auditor for all of the above subsidiaries for the year 2013 is PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers, expect the auditor of Fujian Petrochemical Company Limited for the year 2013 is KPMG Huazhen (special general partnership).

2)
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Company Limited (YCF) and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2014) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the year then ended, and the notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2013, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

21 March 2014

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

CONSOLIDATED BALANCE SHEET
as at 31 December 2013

	Note	At 31 December	At 31 December
		2013	2012
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	15,101	10,864
Bills receivable	6	28,771	20,045
Accounts receivable	7	68,466	81,395
Other receivables	8	13,165	8,807
Prepayments	9	4,216	4,370
Inventories	10	221,906	218,262
Other current assets		21,385	1,008
Total current assets		373,010	344,751
Non-current assets
Long-term equity investments	11	77,078	52,061
Fixed assets	12	669,595	588,969
Construction in progress	13	160,630	168,977
Intangible assets	14	60,263	49,834
Goodwill	15	6,255	6,257
Long-term deferred expenses	16	11,961	10,246
Deferred tax assets	17	4,141	6,381
Other non-current assets	18	19,983	11,046
Total non-current assets		1,009,906	893,771

Total assets		1,382,916	1,238,522
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	108,121	70,228
Bills payable	21	4,526	6,656
Accounts payable	22	202,724	215,628
Advances from customers	23	81,079	69,299
Employee benefits payable	24	818	1,838
Taxes payable	25	35,888	21,985
Other payables	26	82,917	61,721
Short-term debentures payable	29	10,000	30,000
Non-current liabilities due within one year	27	45,749	15,754
Total current liabilities		571,822	493,109
Non-current liabilities
Long-term loans	28	46,452	40,267
Debentures payable	29	99,138	121,849
Provisions	30	26,080	21,591
Deferred tax liabilities	17	7,977	7,294
Other non-current liabilities		8,187	3,811
Total non-current liabilities		187,834	194,812

Total liabilities		759,656	687,921
Shareholders’ equity
Share capital	31	116,565	86,820
Capital reserve	32	39,413	30,574
Specific reserve	33	1,556	3,550
Surplus reserves	34	190,337	184,603
Retained earnings		224,534	209,446
Foreign currency translation differences		(2,059)	(1,619)
Total equity attributable to shareholders of the Company		570,346	513,374
Minority interests		52,914	37,227
Total shareholders’ equity		623,260	550,601

Total liabilities and shareholders’ equity		1,382,916	1,238,522

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 31 December 2013

	Note	At 31 December	At 31 December
		2013	2012
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		6,732	5,468
Bills receivable		2,064	1,333
Accounts receivable	7	32,620	21,041
Other receivables	8	52,652	42,055
Prepayments		5,237	5,003
Inventories		138,882	148,844
Other current assets		19,888	707
Total current assets		258,075	224,451
Non-current assets
Long-term equity investments	11	165,502	111,467
Fixed assets	12	533,297	475,417
Construction in progress	13	123,059	152,199
Intangible assets		49,282	43,114
Long-term deferred expenses		9,602	8,617
Deferred tax assets		—	1,397
Other non-current assets		5,405	5,290
Total non-current assets		886,147	797,501

Total assets		1,144,222	1,021,952
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		23,215	1,692
Bills payable		2,443	4,000
Accounts payable		152,007	121,184
Advances from customers		73,909	58,570
Employee benefits payable		489	1,315
Taxes payable		29,291	17,854
Other payables		132,446	118,311
Short-term debentures payable		10,000	30,000
Non-current liabilities due within one year		44,379	15,644
Total current liabilities		468,179	368,570
Non-current liabilities
Long-term loans		44,692	38,560
Debentures payable		77,961	121,849
Provisions		22,729	19,598
Deferred income tax liabilities		1,105	—
Other non-current liabilities		1,982	1,688
Total non-current liabilities		148,469	181,695

Total liabilities		616,648	550,265
Shareholders’ equity
Share capital		116,565	86,820
Capital reserve		48,244	39,146
Specific reserve		1,226	3,017
Surplus reserves		190,337	184,603
Retained earnings		171,202	158,101
Total shareholders’ equity		527,574	471,687

Total liabilities and shareholders’ equity		1,144,222	1,021,952

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2013

	Note	2013	2012
		RMB million	RMB million

Operating income	35	2,880,311	2,786,045
Less: Operating costs	35	2,457,041	2,372,235
Sales taxes and surcharges	36	190,672	188,483
Selling and distribution expenses		44,359	40,299
General and administrative expenses		73,572	65,590
Financial expenses	37	6,274	9,819
Exploration expenses, including dry holes	38	12,573	15,533
Impairment losses	39	4,044	7,906
Add: Gain from changes in fair value	40	2,167	206
Investment income	41	2,510	1,540
Operating profit		96,453	87,926
Add: Non-operating income	42	3,481	4,573
Less: Non-operating expenses	43	2,952	2,392
Profit before taxation		96,982	90,107
Less: Income tax expense	44	25,605	23,696
Net profit		71,377	66,411
Attributable to:
Equity shareholders of the Company		67,179	63,496
Minority interests		4,198	2,915
Basic earnings per share	56	0.579	0.562
Diluted earnings per share	56	0.543	0.542
Net profit		71,377	66,411
Other comprehensive income	45
Cash flow hedges		604	(151)
Available-for-sale financial assets		1,314	26
Share of other comprehensive income of associates		(297)	80
Foreign currency translation differences		(689)	(44)
Total other comprehensive income		932	(89)

Total comprehensive income		72,309	66,322
Attributable to:
Equity shareholders of the Company		68,359	63,431
Minority interests		3,950	2,891

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2013

	Note	2013	2012
		RMB million	RMB million

Operating income	35	1,627,613	1,626,398
Less: Operating costs	35	1,305,891	1,294,326
Sales taxes and surcharges		149,762	152,014
Selling and distribution expenses		34,942	33,554
General and administrative expenses		60,553	55,152
Financial expenses		7,857	9,000
Exploration expenses, including dry holes		12,532	15,533
Impairment losses		3,693	7,002
Add: Gain from changes in fair value		2,058	90
Investment income	41	15,216	16,826
Operating profit		69,657	76,733
Add: Non-operating income		2,801	3,945
Less: Non-operating expenses		2,582	2,198
Profit before taxation		69,876	78,480
Less: Income tax expense		12,541	15,080
Net profit		57,335	63,400
Other comprehensive income
Share of other comprehensive income of associates		(297)	79
Available-for-sale financial assets		1,306	—
Total other comprehensive income		1,009	79

Total comprehensive income		58,344	63,479

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2013

	Note	2013	2012
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		3,214,962	3,219,487
Refund of taxes and levies		1,747	1,200
Other cash received relating to operating activities		22,396	17,864
Sub-total of cash inflows		3,239,105	3,238,551
Cash paid for goods and services		(2,691,495)	(2,725,034)
Cash paid to and for employees		(55,731)	(51,724)
Payments of taxes and levies		(296,896)	(292,480)
Other cash paid relating to operating activities		(43,090)	(25,851)
Sub-total of cash outflows		(3,087,212)	(3,095,089)

Net cash flow from operating activities	47(a)	151,893	143,462
Cash flows from investing activities:
Cash received from disposal of investments		4,198	1,384
Cash received from returns on investments		1,496	2,429
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		1,550	325
Other cash received relating to investing activities		2,499	6,124
Sub-total of cash inflows		9,743	10,262
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(154,946)	(158,148)
Cash paid for acquisition of investments	11	(33,487)	(10,246)
Other cash paid relating to investing activities		(50)	(5,147)
Sub-total of cash outflows		(188,483)	(173,541)

Net cash flow from investing activities		(178,740)	(163,279)
Cash flows from financing activities:
Cash received from capital contributions		32,102	1,474
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		12,696	1,474
Cash received from borrowings		1,142,890	930,317
Sub-total of cash inflows		1,174,992	931,791
Cash repayments of borrowings		(1,105,457)	(888,567)
Cash paid for dividends, profits distribution or interest		(37,967)	(37,444)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,346)	(2,807)
Other cash paid relating to financing activities		(49)	(152)
Sub-total of cash outflows		(1,143,473)	(926,163)

Net cash flow from financing activities		31,519	5,628
Effects of changes in foreign exchange rate		(82)	(2)

Net increase/(decrease) in cash and cash equivalents	47(b)	4,590	(14,191)

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2013

	Note	2013	2012
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,800,264	1,888,570
Refund of taxes and levies		1,294	658
Other cash received relating to operating activities		38,215	55,770
Sub-total of cash inflows		1,839,773	1,944,998
Cash paid for goods and services		(1,367,598)	(1,504,911)
Cash paid to and for employees		(46,489)	(41,801)
Payments of taxes and levies		(225,218)	(230,727)
Other cash paid relating to operating activities		(51,511)	(23,802)
Sub-total of cash outflows		(1,690,816)	(1,801,241)

Net cash flow from operating activities	47(a)	148,957	143,757
Cash flows from investing activities:
Cash received from disposal of investments		4,566	2,249
Cash received from returns on investments		14,157	14,722
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,093	274
Other cash received relating to investing activities		127	3,073
Sub-total of cash inflows		21,943	20,318
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(119,371)	(131,874)
Cash paid for acquisition of investments		(30,092)	(17,196)
Other cash paid relating to investing activities		—	(1,785)
Sub-total of cash outflows		(149,463)	(150,855)

Net cash flow from investing activities		(127,520)	(130,537)
Cash flows from financing activities:
Cash received from capital contributions		19,406	—
Cash received from borrowings		232,085	254,825
Sub-total of cash inflows		251,491	254,825
Cash repayments of borrowings		(236,904)	(249,835)
Cash paid for dividends, profits distribution or interest		(34,760)	(33,595)
Sub-total of cash outflows		(271,664)	(283,430)

Net cash flow from financing activities		(20,173)	(28,605)

Net increase/(decrease) in cash and cash equivalents	47(b)	1,264	(15,385)

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2013

							Total
							Shareholders’
						Translation	equity
						difference in	attributable		Total
						foreign	to equity		share-
	Share	Capital	Specific	Surplus	Retained	currency	shareholders of	Minority	holders’
	capital	reserve	reserve	reserves	earnings	statements	the Company	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the year
1. Net profit	—	—	—	—	63,496	—	63,496	2,915	66,411
2. Other comprehensive income (Note 45)	—	(46)	—	—	—	(19)	(65)	(24)	(89)
Total comprehensive income	—	(46)	—	—	63,496	(19)	63,431	2,891	66,322
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(26,046)	—	(26,046)	—	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests in subsidiaries	—	(79)	—	—	—	—	(79)	(106)	(185)
7. Distributions to minority interests, (net of contributions)	—	—	—	—	—	—	—	(1,462)	(1,462)
8. Net increase in specific reserve for the year	—	—	435	—	—	—	435	(12)	423
9. Government grants	—	337	—	—	—	—	337	9	346
10. Others	—	(2)	—	—	—	—	(2)	—	(2)
	118	1,037	435	6,340	(32,386)	—	(24,456)	(790)	(25,246)

Balance at 31 December 2012	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Balance at 1 January 2013	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Change for the year
1. Net profit	—	—	—	—	67,179	—	67,179	4,198	71,377
2. Other comprehensive income (Note 45)	—	1,620	—	—	—	(440)	1,180	(248)	932
Total comprehensive income	—	1,620	—	—	67,179	(440)	68,359	3,950	72,309
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves (Note 34)	—	—	—	5,734	(5,734)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(28,424)	—	(28,424)	—	(28,424)
– Bonus issues (Note 46)	17,933	—	—	—	(17,933)	—	—	—	—
4. Exercise of conversion of the 2011Convertible Bonds (Note 31)	—	1	—	—	—	—	1	—	1
5. Capital reserve to share capital(Note 31)	8,967	(8,967)	—	—	—	—	—	—	—
6. Placing H shares, net of issue expenses (Note 31)	2,845	16,561	—	—	—	—	19,406	—	19,406
7. Non-tradable shares reform of subsidiaries	—	(986)	—	—	—	—	(986)	986	—
8. Acquisition of minority interests in subsidiaries	—	(20)	—	—	—	—	(20)	(29)	(49)
9. Minority investment	—	600	—	—	—	—	600	12,096	12,696
10. Distributions to minority interests	—	—	—	—	—	—	—	(1,261)	(1,261)
11. Net increase in specific reserve for the year (Note 33)	—	—	(1,994)	—	—	—	(1,994)	(55)	(2,049)
12. Government grants	—	30	—	—	—	—	30	—	30
	29,745	7,219	(1,994)	5,734	(52,091)	—	(11,387)	11,737	350

Balance at 31 December 2013	116,565	39,413	1,556	190,337	224,534	(2,059)	570,346	52,914	623,260

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2013

						Total
						Shareholders’
						equity
						attributable
						to equity
						shareholders
	Share	Capital	Specific	Surplus	Retained	of the
	capital	reserve	reserve	reserves	earnings	Company
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the year
1. Net profit	—	—	—	—	63,400	63,400
2. Other comprehensive income	—	79	—	—	—	79
Total comprehensive income	—	79	—	—	63,400	63,479
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	6,340	(6,340)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(26,046)	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	917
5. Net increase in specific reserve for the year	—	—	446	—	—	446
6. Government grants	—	287	—	—	—	287
7. Others	—	(2)	—	—	—	(2)
	118	1,084	446	6,340	(32,386)	(24,398)

Balance at 31 December 2012	86,820	39,146	3,017	184,603	158,101	471,687
Balance at 1 January 2013	86,820	39,146	3,017	184,603	158,101	471,687
Change for the year
1. Net profit	—	—	—	—	57,335	57,335
2. Other comprehensive income	—	1,009	—	—	—	1,009
Total comprehensive income	—	1,009	—	—	57,335	58,344
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	5,734	(5,734)	—
– Distributions to cash dividends (Note 46)	—	—	—	—	(28,424)	(28,424)
– Distributions to shareholders (Note 46)	17,933	—	—	—	(17,933)	—
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	—	1	—	—	—	1
5. Capital reserve to share capital (Note 31)	8,967	(8,967)	—	—	—	—
6. Placing H shares, net of issue expenses (Note 31)	2,845	16,561	—	—	—	19,406
7. Net increase in specific reserve for the year	—	—	(1,778)	—	—	(1,778)
8. Government grants	—	30	—	—	—	30
9. Others (Note 11(i))	—	464	(13)	—	7,857	8,308
	29,745	8,089	(1,791)	5,734	(44,234)	(2,457)

Balance at 31 December 2013	116,565	48,244	1,226	190,337	171,202	527,574

These financial statements have been approved by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2013

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

	(1)	the exploration, development and production of crude oil and natural gas;

	(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

	(3)	the production and sale of chemicals.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

		–	Financial assets and liabilities held for trading (see Note 3(11))

		–	Available-for-sale financial assets (see Note 3(11))

		–	Convertible bonds (see Note 3(11))

		–	Derivative financial instruments (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments

		(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

			–	whether any investor alone cannot control the operating activities of the investee;

			–	whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

–
whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

			–	whether there is representative appointed to the board of directors or equivalent governing body of the investee;

			–	whether to participate in the investee’s policy-making process;

			–	whether there are significant transactions with the investees;

			–	whether there is management personnel sent to the investee;

			–	whether to provide critical technical information to the investee.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(b)	Investment in jointly controlled entities and associates (Continued)
An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, if the share of the Group of the investee was not changed, and recognises the corresponding adjustment in equity.

		(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

		(d)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

The investments in other long-term equity investments are stated in the balance sheet at cost less impairment loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate of
	useful life	residual value

Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual value and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

	(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc., but not include financial instruments and deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			–	Financial asset or financial liability with change in fair value recognised through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

			–	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest rate method.

			–	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)

			–	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

			–	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest rate method.

		(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

			–	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

			–	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledgable and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

			–	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

			–	the cumulative gain or loss on the hedging instrument from inception of the hedge;

			–	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting

			–	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			–	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss. The Group had no hedge of a net investment in a foreign operation during this year.

		(e)	Convertible bonds

			–	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest rate method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

			–	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest rate method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			–	the carrying amounts; and

			–	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			–	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			–	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (inclusive) or the duration of the fair value below its initial investment cost is more than one (inclusive) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (inclusive) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets (Continued)

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Social insurance and housing fund

Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

		(b)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

			–	the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			–	the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(15)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

		–	they relate to income taxes levied by the same tax authority on either:

		–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

		–	the significant risks and rewards of ownership and title have been transferred to buyers; and

		–	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

		(a)	the holding company of the Company;

		(b)	the subsidiaries of the Company;

		(c)	the parties that are subject to common control with the Company;

		(d)	investors that have joint control or exercise significant influence over the Group;

		(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

		(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

		(g)	associates of the Group, including subsidiaries of the associates;

		(h)	principle individual investors of the Group and close family members of such individuals;

		(i)	key management personnel of the Group, and close family members of such individuals;

		(j)	key management personnel of the Company’s holding company;

		(k)	close family members of key management personnel of the Company’s holding company; and

		(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		–	engage in business activities from which it may earn revenues and incur expenses;

		–	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		–	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

As at 31 December 2013, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Effective from 1 November 2011, the levy starts at USD 55 per barrel instead of previous USD 40 per barrel and the imposed rate ranges from 20% to 40%.

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2013			At 31 December 2012
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	million		million	million		million

Cash on hand
Renminbi			36			209
Cash at bank
Renminbi			7,283			6,104
US Dollars	46	6.0969	280	68	6.2855	427
Hong Kong Dollars	1,073	0.7862	844	83	0.8108	67
Japanese Yen	155	0.0578	9	137	0.0730	10
Euro	10	8.4189	81	4	8.3176	35
Others			28			—
			8,561			6,852
Deposits at related parities
Renminbi			3,948			3,188
US Dollars	425	6.0969	2,591	131	6.2855	821
Euro	—	8.4189	1	—	8.3176	3
Total			15,101			10,864

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2013, time deposits with financial institutions of the Group amounted to RMB 55 million (2012: RMB 408 million).

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2013, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 5,314 million (2012: RMB 13,540 million), all of which are due before 30 June 2014.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2013	2012	2013	2012
	RMB	RMB	RMB	RMB
	million	million	million	million

Amounts due from subsidiaries	—	—	25,068	14,885
Amounts due from Sinopec Group Company and fellow subsidiaries	9,311	7,207	2,742	668
Amounts due from associates and jointly controlled entities	9,091	11,576	2,766	3,400
Amounts due from others	50,638	63,311	2,422	2,634
	69,040	82,094	32,998	21,587
Less: Allowance for doubtful accounts	574	699	378	546
Total	68,466	81,395	32,620	21,041

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2013				At 31 December 2012
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	68,296	98.9	1	0.0	81,250	99.0	—	0.0
Between one and two years	134	0.2	22	16.4	101	0.1	16	15.8
Between two and three years	58	0.1	12	20.7	69	0.1	17	24.6
Over three years	552	0.8	539	97.6	674	0.8	666	98.8
Total	69,040	100.0	574		82,094	100.0	699

	The Company
	At 31 December 2013				At 31 December 2012
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	32,455	98.4	—	0.0	20,982	97.2	—	0.0
Between one and two years	118	0.4	8	6.8	56	0.3	11	19.6
Between two and three years	48	0.1	4	8.3	25	0.1	15	60.0
Over three years	377	1.1	366	97.1	524	2.4	520	99.2
Total	32,998	100.0	378		21,587	100.0	546

At 31 December 2013 and 2012, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2013	2012
Total amount (RMB million)	19,896	26,645
Ageing	Within one year	Within one year
Percentage to the total balance of accounts receivable	28.8%	32.5%

At 31 December 2013, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 18,402 million and RMB 30,576 million (2012: RMB 18,783 million and RMB 18,953 million), representing 26.7% and 92.7% (2012: 22.9% and 87.8%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the year ended 31 December 2013 and 2012, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2013 and 2012, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2013 and 2012, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Amounts due from subsidiaries	—	—	48,771	36,863
Amounts due from Sinopec Group Company and fellow subsidiaries	1,779	486	620	191
Amounts due from associates and jointly controlled entities	225	1,365	202	1,324
Amounts due from others	12,737	8,654	4,746	5,511
	14,741	10,505	54,339	43,889
Less: Allowance for doubtful accounts	1,576	1,698	1,687	1,834
Total	13,165	8,807	52,652	42,055

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2013				At 31 December 2012
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	11,579	78.5	—	0.0	7,468	71.1	—	0.0
Between one and two years	1,010	6.9	109	10.8	964	9.2	172	17.8
Between two and three years	314	2.1	30	9.6	414	3.9	94	22.7
Over three years	1,838	12.5	1,437	78.2	1,659	15.8	1,432	86.3
Total	14,741	100.0	1,576		10,505	100.0	1,698

	The Company
	At 31 December 2013				At 31 December 2012
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	51,203	94.2	1	0.0	40,974	93.3	—	0.0
Between one and two years	997	1.8	11	1.1	514	1.2	13	2.5
Between two and three years	311	0.6	18	5.8	301	0.7	18	6.0
Over three years	1,828	3.4	1,657	90.6	2,100	4.8	1,803	85.9
Total	54,339	100.0	1,687		43,889	100.0	1,834

At 31 December 2013 and 2012, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2013	2012
Total amount (RMB million)	1,977	1,883
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	13.4%	17.9%

At 31 December 2013, the Group’s and the Company’s other receivables due from related parties amounted to RMB 2,004 million and RMB 49,593 million (2012: RMB 1,851 million and RMB 38,378 million), representing 13.6% and 91.3% (2012: 17.6% and 87.4%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the year ended 31 December 2013 and 2012, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2013 and 2012, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2013 and 2012, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

Except for few individual prepayments, all prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

The Group

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Raw materials	124,198	115,025
Work in progress	21,181	20,734
Finished goods	76,289	79,494
Spare parts and consumables	1,989	3,500
	223,657	218,753
Less: Provision for diminution in value of inventories	1,751	491
Total	221,906	218,262

Provision for diminution in value of inventories is mainly against raw materials and finished goods. For the year ended 31 December 2013, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments			Provision
	in jointly	Investments	Other	for
	controlled	in	equity	impairment
	entities	associates	investments	losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2013	21,388	28,812	2,027	(166)	52,061
Additions for the year	22,552	2,351	279	—	25,182
Share of profits less losses under the equity method	338	2,021	—	—	2,359
Change of capital reserve under the equity method	—	(297)	—	—	(297)
Dividends declared	(192)	(1,232)	—	—	(1,424)
Disposals for the year	(10)	(398)	(478)	—	(886)
Reclassifications	2,800	(2,800)	—	—	—
Movement of provision for impairment	—	—	—	83	83
Balance at 31 December 2013	46,876	28,457	1,828	(83)	77,078

The Company

		Investments			Provision
	Investments	in jointly	Investments	Other	for
	in	controlled	in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2013	88,430	10,603	17,374	1,452	(6,392)	111,467
Additions for the year	30,249	543	642	171	—	31,605
Share of profits less losses under the equity method	—	442	1,425	—	—	1,867
Change of capital reserve under the equity method	—	—	(297)	—	—	(297)
Dividends declared	—	(104)	(408)	—	—	(512)
Disposals for the year	(273)	(10)	(283)	(377)	—	(943)
Reclassifications	140	1,203	(1,203)	(140)	—	—
Movement of provision for impairment	—	—	—	—	83	83
Others (i)	24,257	(89)	(360)	(114)	(1,462)	22,232
Balance at 31 December 2013	142,803	12,588	16,890	992	(7,771)	165,502

Note:

(i)
During the year ended 31 December 2013, the Company adjusted the financial statements of the Company of the preceding year to exclude certain insignificant subsidiaries that were included in the company financial statements. This adjustment, which does not related to the consolidated financial statements of the Group, related mainly to the long-term equity investments, fixed assets and retained earnings. Total assets were reduced by RMB 3,954 million (comprising 0.38% of total assets as at 31 December 2012). Total liabilities were reduced by RMB 12,274 million (comprising 2.20% of total liabilities as at 31 December 2012). Net assets were increased by RMB 8,320 million (comprising 1.76% of net assets as at 31 December 2012). The adjustment did not result in any material impact on the Company financial statements.

Details of the Company's principal subsidiaries are set out in Note 50.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates of the Group are as follows:

				Percentage of
				equity/voting
				right directly
				or indirectly	Total assets	Total liabilities	Operating
	Register	Legal	Registered	held by the	at the year	at the year	income for
Name of investees	location	representative	capital	Company	end	end	the year
			RMB million		RMB million	RMB million	RMB million
1. Jointly controlled entities
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	14,506	50%	44,906	37,934	57,140
BASF-YPC Company Limited	Jiangsu Province	Ma Qiulin	11,505	40%	25,773	9,922	23,176
Caspian Investments Resources Ltd. (“CIR”) (ii)	British Virgin Islands	NA	10,000 USD	50%	NA	NA	NA
Taihu Limited (“Taihu”) (ii)	Cyprus	NA	25,000 USD	49%	NA	NA	NA
Mansarovar Energy Colombia Ltd. (“Mansarovar”) (ii)	British Bermuda	NA	12,000 USD	50%	NA	NA	NA
2.Associates
Sinopec Finance Company Limited	Beijing	Liu Yun	10,000	49%	121,967	105,383	2,893
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	20,240	12,482	111,023
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	5,404	38.75%	11,461	1,665	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	6,163	2,285	6
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,907	635	948
All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net profit/(loss) are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Net assets (iii)	30,307	21,388

	2013	2012
	RMB million	RMB million

Operating income	73,521	72,495
Net profit/(loss)	338	(804)

The Group’s effective share of interest in the above-mentioned principal associates’ net assets, operating income and net profit are as follows:

	At 31 December	At 31 December
	2013	2012

	RMB million	RMB million
Net assets	16,051	15,283

	2013	2012
	RMB million	RMB million

Operating income	33,901	31,670
Net profit	1,261	1,292

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2013, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

Note:

(ii)
Pursuant to the resolutions passed at the Directors' meeting held on 22 March 2013 and the purchase agreements entered into with relevant vendors on 28 March 2013, the Group (through Sinopec International Petroleum E&P Hongkong Overseas Limited (incorporated in Hong Kong through capital contribution of USD 1,473 million by each of its two shareholders) controlled by the Group through contractual arrangements between the two shareholders, namely a subsidiary of the Group and a subsidiary of the Sinopec Group Company) acquired from the Sinopec Group Company 50% of equity interests of Mansarovar and at the same time provided a shareholder loan (USD 263 million) for a total consideration of approximately USD 775 million in November 2013 and 50% of equity interests of CIR for a consideration of approximately USD 1,486 million as well as 49% of equity interests of Taihu and the respective vendor's special dividend (USD 94 million) for a total consideration of approximately USD 807 million, both acquisitions were completed in December 2013.

As the purchase price allocation has not been completed, the summarised financial information for CIR, Taihu and Mansarovar is not disclosed.

(iii)	The Group's effective share of interest in the jointly controlled entities' net assets did not include share of net assets of CIR, Taihu and Mansarovar.

12	FIXED ASSETS

The Group

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2013	86,215	456,859	693,583	1,236,657
Additions for the year	100	4,188	1,058	5,346
Transferred from construction in progress	10,385	61,144	87,573	159,102
Reclassifications	1,010	(5,561)	4,551	—
Decreases for the year	(873)	—	(18,598)	(19,471)
Exchange adjustments	(50)	(929)	(65)	(1,044)
Balance at 31 December 2013	96,787	515,701	768,102	1,380,590
Accumulated depreciation:
Balance at 1 January 2013	32,080	246,780	337,605	616,465
Additions for the year	3,109	34,347	38,065	75,521
Reclassifications	83	(5,564)	5,481	—
Decreases for the year	(425)	—	(13,625)	(14,050)
Exchange adjustments	(17)	(494)	(25)	(536)
Balance at 31 December 2013	34,830	275,069	367,501	677,400
Provision for impairment losses:
Balance at 1 January 2013	2,410	11,005	17,808	31,223
Additions for the year	539	2,520	101	3,160
Decreases for the year	(99)	—	(686)	(785)
Exchange adjustments	—	—	(3)	(3)
Balance at 31 December 2013	2,850	13,525	17,220	33,595

Net book value:
Balance at 31 December 2013	59,107	227,107	383,381	669,595
Balance at 31 December 2012	51,725	199,074	338,170	588,969

The Company

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2013	68,009	392,548	530,077	990,634
Additions for the year	33	3,345	382	3,760
Transferred from construction in progress	7,979	55,436	74,582	137,997
Reclassifications	891	(5,481)	4,590	—
Transferred to subsidiaries	(610)	—	(8,287)	(8,879)
Decreases for the year	(703)	—	(11,109)	(11,812)
Other adjustments (Note 11(i))	(4,338)	4,784	(17,937)	(17,491)
Balance at 31 December 2013	71,261	450,632	572,298	1,094,191
Accumulated depreciation:
Balance at 1 January 2013	24,951	207,674	256,514	489,139
Additions for the year	2,262	29,374	28,468	60,104
Reclassifications	182	(5,484)	5,302	—
Transferred to subsidiaries	(151)	—	(2,717)	(2,868)
Decreases for the year	(359)	—	(6,588)	(6,947)
Other adjustments (Note 11(i))	(1,207)	7,205	(12,424)	(6,426)
Balance at 31 December 2013	25,678	238,769	268,555	533,002
Provision for impairment losses:
Balance at 1 January 2013	1,768	9,411	14,899	26,078
Additions for the year	538	2,520	57	3,115
Transferred to subsidiaries	(2)	—	(31)	(33)
Decreases for the year	(92)	—	(617)	(709)
Other adjustments (Note 11(i))	(26)	(480)	(53)	(559)
Balance at 31 December 2013	2,186	11,451	14,255	27,892

Net book value:
Balance at 31 December 2013	43,397	200,412	289,488	533,297
Balance at 31 December 2012	41,290	175,463	258,664	475,417

The additions to oil and gas properties of the Group and the Company for the year ended 31December 2013 included RMB 4,188 million (2012: RMB 2,833 million) (Note 30) and RMB 3,345 million (2012: RMB 2,164 million), respectively of the estimated dismantlement costs for site restoration.

12	FIXED ASSETS (Continued)

Impairment losses on long-lived assets for the year ended 31 December 2013 primarily represent impairment losses recognised for the exploration and production (“E&P”) segment of RMB 2,520 million (2012: RMB 1,006 million) of oil and gas properties. The primary factor resulting in the E&P segment impairment losses for the year ended 31 December 2013 was high operating and development costs for certain oil fields. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

At 31 December 2013 and 2012, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2013 and 2012, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2013 and 2012, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2013	169,700	152,922
Additions for the year	167,605	125,859
Transferred to subsidiaries	—	(1,070)
Dry hole costs written off	(5,599)	(5,599)
Transferred to fixed assets	(159,102)	(137,997)
Reclassification to other assets	(11,718)	(10,872)
Exchange adjustments	(34)	—
Balance at 31 December 2013	160,852	123,243
Provision for impairment losses:
Balance at 1 January 2013	723	723
Additions for the year	15	15
Decreases for the year	(516)	(554)
Balance at 31 December 2013	222	184

Net book value:
Balance at 31 December 2013	160,630	123,059
Balance at 31 December 2012	168,977	152,199

At 31 December 2013, major construction projects of the Group are as follows:

							Accumulated
							interest
		Balance		Balance			capitalised
		at 1	Net change	at 31	Percentage		at 31
	Budgeted	January	for the	December	of		December
Project name	amount	2013	year	2013	Completion	Source of funding	2013
	RMB million	RMB million	RMB million	RMB million	%		RMB million

Shijiazhuang Oil Quality and Inferior Crude Oil Reconstruction Project	6,776	2,634	2,397	5,031	80%	Bank loans & self-financing	205
Yangzi Oil Quality and Inferior Crude Oil Reconstruction Project	7,865	2,594	3,062	5,656	80%	Bank loans & self-financing	130
Shandong LNG Project	10,716	2,002	2,384	4,386	41%	Bank loans & self-financing	8
Yizheng-Changling Crude Oil Pipeline Corporation Multiple Tracks Yizheng to Jiujiang Corporation	3,619	122	316	438	15%	Bank loans & self-financing	4
Guangxi LNG Project	17,775	8	2,525	2,533	14%	Bank loans & self-financing	19

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2013	43,002	3,704	2,715	11,851	2,215	63,487
Additions for the year	8,628	105	436	4,136	369	13,674
Decreases for the year	(213)	—	(12)	(147)	(13)	(385)
Balance at 31 December 2013	51,417	3,809	3,139	15,840	2,571	76,776
Accumulated amortisation:
Balance at 1 January 2013	6,562	2,723	1,215	1,359	1,213	13,072
Additions for the year	1,438	155	247	830	279	2,949
Decreases for the year	(50)	—	(12)	(13)	(11)	(86)
Balance at 31 December 2013	7,950	2,878	1,450	2,176	1,481	15,935
Provision for impairment losses:
Balance at 1 January 2013	200	304	24	37	16	581
Additions for the year	5	—	—	—	—	5
Decreases for the year	(8)	—	—	—	—	(8)
Balance at 31 December 2013	197	304	24	37	16	578

Net book value:
Balance at 31 December 2013	43,270	627	1,665	13,627	1,074	60,263
Balance at 31 December 2012	36,240	677	1,476	10,455	986	49,834

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2013 is RMB 2,505 million (2012: RMB 2,276 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	At 31 December	At 31 December
	2013	2012
Name of investees	RMB million	RMB million

Sinopec Beijing Yanshan Branch ("Sinopec Yanshan")	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch ("Sinopec Zhenhai")	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	202	204
Total:	6,255	6,257

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.7% (2012: 11.5% to 12.5%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December
	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	3,315	3,292	—	—	3,315	3,292
Accruals	357	421	—	—	357	421
Cash flow hedges	34	36	(120)	—	(86)	36
Non-Current
Fixed assets	7,200	7,467	(15,590)	(15,661)	(8,390)	(8,194)
Tax value of losses carried forward	2,261	3,051	—	—	2,261	3,051
Embedded derivative component of the convertible bonds	—	—	(870)	(364)	(870)	(364)
Others	99	863	(522)	(18)	(423)	845
Deferred tax assets/(liabilities)	13,266	15,130	(17,102)	(16,043)	(3,836)	(913)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Deferred tax assets	9,125	8,749
Deferred tax liabilities	9,125	8,749

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Deferred tax assets	4,141	6,381
Deferred tax liabilities	7,977	7,294

At 31 December 2013, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 10,809 million (2012: RMB 11,510 million), of which RMB 2,638 million (2012: RMB 3,852 million) was incurred for the year ended 31 December 2013, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 685 million, RMB 325 million, RMB 3,374 million, RMB 3,787 million and RMB 2,638 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence were considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2013, write-down of deferred tax assets amounted to RMB 926 million (2012: RMB 180 million).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2013, impairment losses of the Group are analysed as follows:

		Balance at	Provision	Written	Written	Other	Balance at
		1 January	for the	back for	off for	(decrease)/	31 December
	Note	2013	year	the year	the year	increase	2013
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Allowance for doubtful accounts
Included: Accounts receivable	7	699	36	(38)	(123)	—	574
Other receivables	8	1,698	25	(91)	(47)	(9)	1,576
Prepayments		47	4	(5)	—	—	46
		2,444	65	(134)	(170)	(9)	2,196
Inventories	10	491	1,453	(1)	(192)	—	1,751
Long-term equity investments	11	166	2	—	(85)	—	83
Fixed assets	12	31,223	2,644	—	(772)	500	33,595
Construction in progress	13	723	15	—	—	(516)	222
Intangible assets	14	581	—	—	(8)	5	578
Goodwill	15	7,657	—	—	—	—	7,657
Others		12	—	—	(7)	—	5
Total		43,297	4,179	(135)	(1,234)	(20)	46,087

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Short-term bank loans	54,640	27,597
Loans from Sinopec Group Company and fellow subsidiaries	53,481	42,631
Total	108,121	70,228

At 31 December 2013, the Group’s weighted average interest rate per annum on short-term loans was 2.2% (2012: 1.9%). The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2013 and 2012, the Group had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 31 December 2013 and 2012, the Group had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 31 December 2013 and 2012, the Group had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 31 December 2013 and 2012, the Group’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Value-added tax	3,828	(16,494)
Consumption tax	15,425	16,572
Income tax	3,096	6,045
Special oil income levy	6,728	9,515
Resources tax	974	1,239
Other taxes	5,837	5,108
Total	35,888	21,985

26	OTHER PAYABLES

At 31 December 2013 and 2012, the Group’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2013 and 2012, the Group had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Long-term bank loans
– Renminbi loans	371	15,260
– Japanese Yen loans	60	76
– US Dollar loans	662	51
	1,093	15,387
Long-term other loans
– Renminbi loans	—	69
– US Dollar loans	—	10
	—	79
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	555	110
– US Dollar loans	28	178
	583	288

Long-term loans due within one year	1,676	15,754
Debentures payable due within one year	44,073	—
Non-current liabilities due within one year	45,749	15,754

At 31 December 2013 and 2012, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

	Interest rate and final maturity	At 31 December	At 31 December
		2013	2012
		RMB million	RMB million

Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to 6.40% per annum at 31 December 2013 with maturities through 2025	7,712	16,910
– Japanese Yen loans	Interest rate at 2.60% per annum at 31 December 2013with maturities in 2023	561	785
– US Dollar loans	Interest rates ranging from interest free to 4.00 % per annum at 31 December 2013 with maturities through 2031	916	353
Less: Current portion		(1,093)	(15,387)
Long-term bank loans		8,096	2,661
Long-term other loans
– Renminbi loans		—	68
– US Dollar loans		—	19
Less: Current portion		—	(79)
Long-term other loans		—	8
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.46 % per annum at 31 December 2013 with maturities through 2020	38,911	37,700
– US Dollar loans	Interest rates ranging from 1.82 % to 1.86% per annum at 31 December 2013 with maturities in 2014	28	186
Less: Current portion		(583)	(288)
Long-term loans from Sinopec Group Company and fellow subsidiaries		38,356	37,598

Total		46,452	40,267

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Between one and two years	514	1,520
Between two and five years	9,742	2,378
After five years	36,196	36,369
Total	46,452	40,267

At 31 December 2013, the top five long-term loans of the Group are set out below:

					Remaining	Remaining
					balance at	balance at
					31 December	31 December
Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	2013	2012
					RMB million	RMB million

Sinopec Group Company	18 October 2000	31 December 2020	RMB	Interest free	35,560	35,560
Bank of China	19 November 2013	18 November 2016	RMB	5.54%	1,998	—
Sinopec Group Company	18 November 2013	18 November 2018	RMB	3.07%	1,500	—
Bank of China	13 September 2013	12 September 2016	RMB	5.54%	1,499	—
Agricultural bank of China	22 March 2013	21 March 2016	RMB	5.54%	1,000	—

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured.

29	DEBENTURES PAYABLE

The Group

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million
Short-term corporate bonds (i)	10,000	30,000
Debentures payable:
– Corporate Bonds (ii)	81,177	60,000
– 2007 Convertible Bonds (iii)	10,948	10,956
– Bonds with Warrants (iv)	29,625	28,327
– 2011 Convertible Bonds (v)	21,461	22,566
Less: Current portion	(44,073)	—
Total	99,138	121,849

Note:

(i)
The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 15 August 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

During the year ended 31 December 2013, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 8.10 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

At 31 December 2013, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,948 million (2012: RMB 10,842 million) and RMB 0 million (2012: RMB 114 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 31 December 2013.

At 31 December 2013 and 2012, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 31December	At 31December
	2013	2012
Stock price of H shares	HKD 6.33	HKD 8.78
Conversion price	HKD 8.10	HKD 10.60
Option adjusted spread	162 basis points	150 basis points
Average risk free rate	0.55%	0.39%
Average expected life	0.3 years	1.3 years

Any changes in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the derivative component from 31 December 2012 to 31 December 2013 resulted in an unrealised gain from changes in fair value of RMB 114 million (2012: an unrealised loss of RMB 43 million), which has been recorded as “gain from changes in fair value” in the income statement for the year ended 31December 2013.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component. On 4 March 2010, Warrants of the bonds have already expired.

29	DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

At 31 December 2013, the carrying amounts of the liability component and the derivative component were RMB 20,913 million (2012: RMB 20,104 million) and RMB 548 million (2012: RMB 2,462 million), respectively.

During the year ended 31 December 2013, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 5.13 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

During the year ended 31 December 2013, RMB 725,000 of the 2011 Convertible Bonds were converted into 114,076 A shares of the Company.

At 31 December 2013 and 2012, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 31 December	At 31 December
	2013	2012

Stock price of A shares	RMB 4.48	RMB 6.92
Conversion price	RMB 5.13	RMB 6.98
Credit spread	95 basis points	120 basis points
RMB onshore swap rate	5.23%	3.66%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 31 December 2013 resulted in an unrealised gain of RMB 1,914 million (2012: unrealised loss of RMB 19 million), which has been recorded as “gain from changes in fair value” in the income statement for the year ended 31 December 2013.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million

Balance at 1 January 2013	21,525
Provision for the year	4,188
Accretion expenses	877
Utilised for the year	(561)
Exchange adjustments	(25)
Balance at 31 December 2013	26,004

31	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Registered, issued and fully paid:
91,051,875,187 domestic listed A shares (2012:70,039,798,886) of RMB 1.00 each	91,052	70,040
25,513,438,600 overseas listed H shares (2012:16,780,488,000) of RMB 1.00 each	25,513	16,780
Total	116,565	86,820

The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and USD 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2013, the Company issued 114,076 (2012: 117,724,450) listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares ("the Placing") with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserves for every 10 existing shares (Note 46).

All A shares and H shares rank pari passu in all material aspects.

32	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million

Balance at 1 January 2013	30,574
Changes in fair value of cash flow hedge, net of deferred tax (Note45)	604
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	1,314
Share of other comprehensive income in associates	(298)
Exercise of conversion of the 2011 Convertible Bonds	1
Capital reserve to share capital	(8,967)
Placing H shares, net of issue expenses (Note31)	16,561
Non-tradable shares reform of subsidiaries	(986)
Acquisition of minority interests in subsidiaries	(20)
Minority investment	600
Government grants	30
Balance at 31 December 2013	39,413

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Note:

(i)	The available-for-sale financial assets held by the Group are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

33	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2013	3,550
Provision for the year	4,378
Utilisation for the year	(6,372)
Balance at 31 December 2013	1,556

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus	surplus
	reserves	reserves	Total
	RMB million	RMB million	RMB million

Balance at 1 January 2013	67,603	117,000	184,603
Appropriation	5,734	—	5,734
Balance at 31 December 2013	73,337	117,000	190,337

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

	(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserves balance reaches 50% of the registered capital, no transfer is needed;

	(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserves can be made upon the passing of a resolution at the shareholders’ meeting.

35	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Income from principal operations	2,833,247	2,733,618	1,579,744	1,576,471
Income from other operations	47,064	52,427	47,869	49,927
Total	2,880,311	2,786,045	1,627,613	1,626,398
Operating cost	2,457,041	2,372,235	1,305,891	1,294,326

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the year ended 31 December 2013, revenue from sales to top five customers amounted to RMB 254,782 million (2012: RMB 286,800 million) which accounted for 9% (2012: 10%) of total operating income of the Group.

36	SALES TAXES AND SURCHARGES

The Group

	2013	2012
	RMB million	RMB million
Consumption tax	133,312	129,044
Special oil income levy	25,541	29,319
City construction tax	13,283	12,443
Education surcharge	10,065	9,436
Resources tax	7,329	7,610
Other taxes	1,142	631
Total	190,672	188,483
The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

The Group

	2013	2012
	RMB million	RMB million

Interest expenses incurred	11,435	12,069
Less: Capitalised interest expenses	1,710	1,708
Net interest expenses	9,725	10,361
Accretion expenses (Note 30)	877	856
Interest income	(1,568)	(1,254)
Net foreign exchange gain	(2,760)	(144)
Total	6,274	9,819

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2013 by the Group ranged from 0.9% to 6.4% (2012: 2.6% to 6.2%).

38	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

39	IMPAIRMENT LOSSES

The Group

	2013	2012
	RMB million	RMB million

Receivables	(69)	(181)
Inventories	1,452	7,041
Fixed assets	2,644	1,014
Others	17	32
Total	4,044	7,906

40	GAIN FROM CHANGES IN FAIR VALUE

The Group

	2013	2012
	RMB million	RMB million

Changes in fair value of financial assets and liabilities held for trading	30	246
Fair value gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	2,028	(62)
Unrealised losses from ineffective portion cash flow hedges	(5)	—
Others	114	22
Total	2,167	206

41	INVESTMENT INCOME

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Income from investment accounted for under cost method	59	85	12,975	14,611
Income from investment accounted for under equity method	2,359	1,626	1,867	1,582
Investment income from disposal of long-term equity investments	21	95	18	297
Investment income from holding/disposal of available-for-sale financial assets	37	9	21	—
Investment income/(loss) from disposal of financial assets and liabilities held for trading	26	(314)	—	—
Losses from ineffective portion of cash flow hedge	(29)	(4)	—	—
Others	37	43	335	336
Total	2,510	1,540	15,216	16,826

42	NON-OPERATING INCOME

The Group

	2013	2012
	RMB million	RMB million

Gain on disposal of non-current assets	276	931
Government grants	2,368	2,814
Others	837	828
Total	3,481	4,573

43	NON-OPERATING EXPENSES

The Group

	2013	2012
	RMB million	RMB million

Loss on disposal of non-current assets	1,102	798
Fines, penalties and compensation	47	181
Donations	245	231
Others	1,558	1,182
Total	2,952	2,392

44	INCOME TAX EXPENSE

The Group

	2013	2012
	RMB million	RMB million

Provision for income tax for the year	22,741	23,950
Deferred taxation	2,562	(826)
Under-provision for income tax in respect of preceding year	302	572
Total	25,605	23,696

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2013	2012
	RMB million	RMB million

Profit before taxation	96,982	90,107
Expected income tax expense at a tax rate of 25%	24,246	22,527
Tax effect of non-deductible expenses	805	536
Tax effect of non-taxable income	(1,297)	(679)
Tax effect of preferential tax rate (Note)	(1,962)	(2,085)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,171	1,911
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(246)	(229)
Tax effect of tax losses not recognised	660	963
Write-down of deferred tax assets	926	180
Adjustment for under-provision for income tax in respect of preceding years	302	572
Actual income tax expense	25,605	23,696

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45	OTHER COMPREHENSIVE INCOME

The Group

	2013			2012
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	1,271	(210)	1,061	(438)	71	(367)
Amounts transferred to initial carrying amount of hedged items	(9)	1	(8)	—	—	—
Reclassification adjustments for amounts transferred to the operating income/costs for the year	(538)	89	(449)	258	(42)	216
Net movement during the year recognised in other comprehensive income	724	(120)	604	(180)	29	(151)
Available-for-sale financial assets:
Changes in fair value recongnised during the year	1,747	(433)	1,314	26	—	26
Net movement during the year recognised in other comprehensive income	1,747	(433)	1,314	26	—	26
Share of other comprehensive income in associates	(297)	—	(297)	80	—	80
Translation difference in foreign currency statements	(689)	—	(689)	(44)	—	(44)
Other comprehensive income	1,485	(553)	932	(118)	29	(89)

46	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 21 March 2014, the directors authorised to declare the final dividends for the year ending 31 December 2013 of RMB 0.15 per share totaling RMB 17,485 million.

	(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ending 31 December 2013 of RMB 0.09 per share totaling RMB 10,491million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933 million and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared (Note 31).

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors authorised to declare the interim dividends for the year ending 31 December 2012 of RMB 0.10 per share totalling RMB 8,682 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		2013	2012	2013	2012
		RMB million	RMB million	RMB million	RMB million

Net profit		71,377	66,411	57,335	63,400
Add:	Impairment losses on assets	4,044	7,906	3,693	7,002
	Depreciation of fixed assets	74,853	68,180	60,104	55,296
	Amortisation of intangible assets and long-term deferred expenses	6,412	2,276	4,686	1,904
	Dry hole costs written off	5,599	7,988	5,599	7,988
	Net loss/(gain) on disposal of non-current assets	826	(16)	629	(93)
	Fair value gain	(2,167)	(206)	(2,058)	(90)
	Financial expenses	8,100	9,819	7,899	9,000
	Investment income	(2,513)	(1,540)	(15,216)	(16,826)
	Decrease /(increase) in deferred tax assets	1,864	(1,732)	408	103
	Increase in deferred tax liabilities	698	906	1,106	1,210
	Increase in inventories	(5,096)	(21,886)	(2,136)	(10,830)
	Safety fund reserve	(2,049)	423	(1,778)	446
	(Increase)/decrease in operating receivables	(7,515)	(19,732)	(30,208)	9,225
	(Decrease)/increase in operating payables	(2,540)	24,665	58,894	16,022
Net cash flow from operating activities		151,893	143,462	148,957	143,757

(b)	Net change in cash:

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Cash balance at the end of the year	15,046	10,456	6,731	5,467
Less: Cash balance at the beginning of the year	10,456	24,647	5,467	20,852
Net increase/(decrease) of cash	4,590	(14,191)	1,264	(15,385)

(c)	The analysis of cash held by the Group and the Company is as follows:

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Cash at bank and on hand
– Cash on hand	36	209	3	167
– Demand deposits	15,010	10,247	6,728	5,300
Cash at the end of the year	15,046	10,456	6,731	5,467

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 231,621 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 73.96% shareholding of the Company.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
China Aviation Oil Supply Company Limited
Zhongtian Synergetic Energy Company Limited
Shanghai Chemical Industry Park Development
Shanghai Petroleum Company Limited

Jointly controlled entities of the Group:
Fujian Refining and Petrochemical Company Limited
BASF-YPC Company Limited
Caspian Investments Resources Ltd.
Taihu Limited
Mansarovar Energy Colombia Ltd.

Note: Sinopec Finance Company Limited is under common control of a parent company with the Company and is also the associate of the Group.

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2013	2012
		RMB million	RMB million

Sales of goods	(i)	318,092	313,919
Purchases	(ii)	141,316	129,005
Transportation and storage	(iii)	1,639	1,590
Exploration and development services	(iv)	52,814	48,831
Production related services	(v)	13,235	11,893
Ancillary and social services	(vi)	6,755	4,062
Operating lease charges	(vii)	11,116	7,408
Agency commission income	(viii)	185	154
Interest received	(ix)	89	116
Interest paid	(x)	1,802	1,228
Net deposits (placed with)/withdrawn from related parties	(ix)	(2,528)	3,108
Net loans obtained from related parties	(xi)	11,903	30,805

The amounts set out in the table above in respect of the year ended 31 December 2013 and 2012 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

As at 31 December 2013 and 31 December 2012, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 52(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

Note: (Continued)

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

		(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

		(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the year ended 31 December 2013, which is based on monthly average balances, was RMB 96,341 million (2012: RMB 77,741 million).

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2013. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			‧	the government-prescribed price;

			‧	where there is no government-prescribed price, the government guidance price;

			‧	where there is neither a government-prescribed price nor a government guidance price, the market price; or

			‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. In the year ended 31 December 2012, the company has entered into the supplemental agreement with Sinopec Group Company and the rental amount is approximately RMB 10,800 million per annum (2012: RMB 6,727 million) effective from the year ended 31 December 2013. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors' meeting held on 22 March 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company during the year ended 31 December 2013 (Note 11).

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The balances with the Group’s related parties at 31 December 2013 and 2012 are as follows:

	The ultimate holding company		Other related companies
	At 31 December	At 31 December	At 31 December	At 31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	6,540	4,012
Accounts receivable	21	18	18,381	18,765
Prepayments and other receivables	57	—	2,219	2,902
Other non-current assets	—	—	11,378	4,196
Accounts payable	—	—	10,642	11,093
Advances from customers	79	81	2,987	1,098
Other payables	47	21	19,256	10,095
Other non-current liabilities	—	—	4,102	—
Short-term loans	—	—	53,481	42,631
Long-term loans (including current portion) (Note)	—	—	38,939	37,886

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance Company Limited. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 28.

As at and for the year ended 31 December 2013 and 2012, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2013	2012
	RMB thousands	RMB thousands
Short-term employee benefits	8,152	8,990
Retirement scheme contributions	480	478
Total	8,632	9,468

The above remuneration does not include the deferred payments of RMB 13 million as their salaries for the period 2010 to 2012 according to the relative regulations of the government authorities of the People's Republic of China and the Company.

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer creditworthiness, and historical write-off experience. If the financial conditions of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2013. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

			Actual	Percentage of	Minority
		Registered	investment	equity interest/	interests
		capital/	at 31	voting right	at 31
		paid-up	December	held by the	December
Full name of enterprise	Principal activities	capital	2013	Group	2013
		million	million	%	million

(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	—
Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 1,700	RMB 1,700	100.00	—
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,904	100.00	—
Fujian Petrochemical Company Limited (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,619	RMB 2,710	50.00	RMB 1,942
Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 7,200	RMB 7,258	50.56	RMB 9,075
Sinopec Kantons Holdings Limited (ii)	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	RMB 3,049
Sinopec Yizheng Chemical Fibre Company Limited (i)	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 3,509	40.25	RMB 4,241
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	—
Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	HKD 13,088	100.00	—
(b) Subsidiaries established by the Group:
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	RMB 830	RMB 498	60.00	RMB 429
BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	RMB 800	RMB 480	60.00	RMB 437
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	RMB 490
Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	RMB 1,840	RMB 1,012	55.00	RMB 1,404
Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	RMB 1,000	RMB 1,165	100.00	—
Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	—
Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 2,200	RMB 2,771	100.00	—
(c) Subsidiaries acquired through business combination under common control:
Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	RMB 2,400	RMB 2,246	93.51	RMB 12
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	RMB 1,648
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 5,357	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:

(i)
The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity

(ii)	On 9 May 2013, Sinopec Kantons Holdings Limited, a subsidiary of the Group, issued 412,500,000 ordinary shares to non-controlling interests with total consideration amounted to HKD 2,681,250,000.

51	COMMITMENTS

Operating lease commitments

The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2013 and 2012, the future minimum lease payments of the Group under operating leases are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Within one year	13,507	15,844
Between one and two years	13,064	14,983
Between two and three years	12,850	14,844
Between three and four years	12,742	14,745
Between four and five years	12,656	14,598
After five years	307,268	326,234
Total	372,087	401,248

Capital commitments
At 31 December 2013 and 2012, the capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Authorised and contracted for	181,428	202,745
Authorised but not contracted for	111,169	16,803
Total	292,597	219,548

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss. Payments incurred were approximately RMB 404 million for the year ended 31 December 2013 (2012: RMB 424 million)

Estimated future annual payments of the Group are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Within one year	318	325
Between one and two years	140	163
Between two and three years	38	28
Between three and four years	24	27
Between four and five years	19	24
After five years	835	699
Total	1,374	1,266

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 31 December 2013 and 2012, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Jointly controlled entities	438	574
Associates	—	75
Others	5,425	5,496
Total	5,863	6,145

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2013 and 2012, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 5,154 million for the year ended 31 December 2013 (2012: RMB 4,813 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

53	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i) Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2013	2012
	RMB million	RMB million

Income from principal operations
Exploration and production
External sales	60,848	53,738
Inter-segment sales	158,618	174,571
	219,466	228,309
Refining
External sales	194,469	193,464
Inter-segment sales	1,111,004	1,071,387
	1,305,473	1,264,851
Marketing and distribution
External sales	1,486,037	1,453,541
Inter-segment sales	6,330	9,638
	1,492,367	1,463,179
Chemicals
External sales	374,097	356,150
Inter-segment sales	55,999	48,226
	430,096	404,376
Others
External sales	717,796	676,725
Inter-segment sales	640,224	635,046
	1,358,020	1,311,771
Elimination of inter-segment sales	(1,972,175)	(1,938,868)

Consolidated income from principal operations	2,833,247	2,733,618
Income from other operations
Exploration and production	22,641	28,876
Refining	5,796	6,061
Marketing and distribution	10,047	8,703
Chemicals	7,491	7,588
Others	1,089	1,199
Consolidated income from other operations	47,064	52,427

Consolidated operating income	2,880,311	2,786,045

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2013	2012
	RMB million	RMB million

Operating profit/(loss)
By segment
Exploration and production	54,476	69,466
Refining	9,745	(11,947)
Marketing and distribution	35,633	41,950
Chemicals	631	367
Others	(3,686)	(2,502)
Elimination	1,251	(1,335)
Total segment operating profit	98,050	95,999
Investment income/(loss)
Exploration and production	366	302
Refining	(475)	(862)
Marketing and distribution	863	1,193
Chemicals	418	412
Others	1,338	495
Total segment investment income	2,510	1,540
Financial expenses	(6,274)	(9,819)
Gain from changes in fair value	2,167	206

Operating profit	96,453	87,926
Add: Non-operating income	3,481	4,573
Less: Non-operating expenses	2,952	2,392
Profit before taxation	96,982	90,107
Assets
Segment assets
Exploration and production	406,237	359,195
Refining	329,236	303,190
Marketing and distribution	273,872	259,223
Chemicals	156,373	143,660
Others	107,197	100,367
Total segment assets	1,272,915	1,165,635
Cash at bank and on hand	15,101	10,864
Long-term equity investments	77,078	52,061
Deferred tax assets	4,141	6,381
Other unallocated assets	13,681	3,581
Total assets	1,382,916	1,238,522
Liabilities
Segment liabilities
Exploration and production	104,233	81,038
Refining	69,029	56,257
Marketing and distribution	101,564	85,284
Chemicals	23,670	27,893
Others	129,816	139,661
Total segment liabilities	428,312	390,133
Short-term loans	108,121	70,228
Short-term debentures payable	10,000	30,000
Non-current liabilities due within one year	45,749	15,754
Long-term loans	46,452	40,267
Debentures payable	99,138	121,849
Deferred tax liabilities	7,977	7,294
Other non-current liabilities	8,187	3,811
Other unallocated liabilities	5,720	8,585
Total liabilities	759,656	687,921

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2013	2012
	RMB million	RMB million

Capital expenditure
Exploration and production	105,311	78,272
Refining	26,064	32,161
Marketing and distribution	29,486	27,232
Chemicals	19,189	18,996
Others	5,076	2,061
	185,126	158,722
Depreciation, depletion and amortisation
Exploration and production	44,126	39,283
Refining	13,859	12,270
Marketing and distribution	11,127	8,792
Chemicals	10,757	8,883
Others	1,396	1,228
	81,265	70,456
Impairment losses on long-lived assets
Exploration and production	2,523	1,006
Refining	88	—
Marketing and distribution	35	8
Chemicals	—	—
Others	15	—
	2,661	1,014

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2013	2012
	RMB million	RMB million
External sales
Mainland China	2,107,202	2,088,043
Others	773,109	698,002
	2,880,311	2,786,045

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million
Non-current assets
Mainland China	941,046	862,044
Others	51,181	22,123
	992,227	884,167

54	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, trade accounts and bills receivable, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2013, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 289,106 million (2012: RMB 197,696 million) on an unsecured basis, at a weighted average interest rate of 3.12% (2012: 2.20%). At 31 December 2013, the Group’s outstanding borrowings under these facilities were RMB 44,966 million (2012: RMB 12,815 million) and were included in loans.

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2013
		Total		More than	More than
		contractual	Within one	one year but	two years but
	Carrying	undiscounted	year or on	less than	less than	More than
	amount	cash flow	demand	two years	five years	five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	108,121	109,067	109,067	—	—	—
Non-current liabilities due within one year	45,749	46,754	46,754	—	—	—
Short-term debentures payable	10,000	10,164	10,164	—	—	—
Long-term loans	46,452	53,048	723	1,068	14,892	36,365
Debentures payable	99,138	120,153	3,360	14,215	70,047	32,531
Bills payable	4,526	4,526	4,526	—	—	—
Accounts payable	202,724	202,724	202,724	—	—	—
Other payables and employee benefits payable	83,735	83,735	83,735	—	—	—
Total	600,445	630,171	461,053	15,283	84,939	68,896
	At 31 December 2012
		Total		More than	More than
		contractual	Within one	one year but	two years but
	Carrying	undiscounted	year or on	less than	less than	More than
	amount	cash flow	demand	two years	five years	five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	70,228	70,555	70,555	—	—	—
Non-current liabilities due within one year	15,754	16,444	16,444	—	—	—
Short-term debentures payable	30,000	30,441	30,441	—	—	—
Long-term loans	40,267	40,950	223	1,699	2,628	36,400
Debentures payable	121,849	139,232	3,135	45,661	72,040	18,396
Bills payable	6,656	6,656	6,656	—	—	—
Accounts payable	215,628	215,628	215,628	—	—	—
Other payables and employee benefits payable	63,559	63,559	63,559	—	—	—
Total	563,941	583,465	406,641	47,360	74,668	54,796

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

54	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a) Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and debentures payable denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts and convertible bonds denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2013	2012
	million	million

Gross exposure arising from loans and borrowings
US Dollars	USD 4,118	USD 2,405
Japanese Yen	JPY 9,711	JPY 10,753
Hong Kong Dollars	HKD 13,931	HKD 13,511

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2013 and 2012 would have increased net profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

The Group

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

US Dollars	941	567
Japanese Yen	21	29
Hong Kong Dollars	411	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 31 December 2013 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained earnings by approximately RMB 411 million (2012: RMB 577 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2012.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2013, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 31 December 2013, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 4,577 million (2012: RMB 1,006 million) recognised in other receivables and derivative financial liabilities of RMB 2,476 million (2012: RMB 1,032 million) recognised in other payables.

At 31 December 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would increase/decrease the Group’s profit for the year and retained earnings by approximately RMB 18 million (2012: decrease/increase RMB 221 million), and increase/decrease the Group’s capital reserve by approximately RMB 2,806 million (2012: increase/decrease RMB 152 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2012.

54	FINANCIAL INSTRUMENTS (Continued)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 31 December 2013, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(iii) and (v) respectively.

As at 31 December 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 1,333 million (2012: RMB 2,007 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 737 million (2012: RMB 1,448 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2012.

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧ Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧ Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2013

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628
Liabilities
Derivative financial instruments:
– Embedded derivative component of the convertible bonds	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

At 31 December 2012

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193
	165	1,111	—	1,276
Liabilities
Derivative financial instruments:
– Embedded derivative component of the convertible bonds	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108
	92	3,592	—	3,684

During the years ended 31 December 2013 and 2012, there were no transfers between instruments in Level 1 and Level 2.

54	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 0.37% to 7.03% (2012: 4.89% to 6.55%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2013 and 2012:

	At 31 December	At 31 December
	2013	2012
	RMB million	RMB million

Carrying amount	151,852	137,408
Fair value	149,694	131,391

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2013 and 2012.

55	EXTRAORDINARY GAINS AND LOSSES

Pursuant to "Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public – Extraordinary Gain and Loss" (2008), the extraordinary gains and losses of the Group are as follows:

	2013	2012
	RMB million	RMB million

Extraordinary (gains)/losses for the year:
Net loss/(gain) on disposal of non-current assets	826	(133)
Donations	245	231
Government grants	(2,368)	(2,814)
Gain on holding and disposal of various investments	(210)	(69)
Other non-operating income, net	771	553
	(736)	(2,232)
Tax effect	184	558
Total	(552)	(1,674)
Attributable to:
Equity shareholders of the Company	(521)	(1,574)
Minority interests	(31)	(100)

56	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2013	2012
	RMB million	RMB million

Net profit attributable of equity shareholders of the Company (RMB million)	67,179	63,496
Weighted average number of outstanding ordinary shares of the Company (million)	116,103	112,854
Basic earnings per share (RMB/share)	0.579	0.562

The calculation of the weighted average number of ordinary shares is as follows:

	2013	2012

Weighted average number of outstanding ordinary shares of the Company at January before retrospective adjustment (million)	86,820	86,702
Weighted average number of outstanding ordinary shares of the Company at January after retrospective adjustment (million)	112,866	112,713
Effect of the bonus shares issuance and capital reserve converted into share capital on the H shares issuance (million)	3,237	—
Conversion of the 2011 Convertible Bonds (million)	—	141
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	116,103	112,854

The weighted average number of shares for the year ended 31 December 2013 has been retrospectively adjusted as a result of bonus shares issuance and capital reserve converted into share capital during the year (Note 31) and the basic earnings and diluted earnings per share have been adjusted retrospectively.

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2013	2012

Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	66,134	64,099
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,859	118,412
Diluted earnings per share (RMB/share)	0.543	0.542

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2013	2012

The weighted average number of the ordinary shares issued at 31 December (million)	116,103	112,854
Effect of the convertible bonds (million)	5,756	5,558
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	121,859	118,412

57	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2013			2012
	Weighted			Weighted
	average	Basic	Diluted	average	Basic	Diluted
	return on	earnings	earnings	return on	earnings	earnings
	net assets	per share	per share	net assets	per share	per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)

Net profit attributable to the Company’s ordinary equity shareholders	12.24	0.579	0.543	12.80	0.562	0.542
Net profit deducted extraordinary gain and loss attributable to the Company’s ordinary equity shareholders	12.15	0.574	0.538	12.48	0.548	0.528

58	COMPARATIVE FIGURES

Certain comparative figures have been reclassified, as necessary, in order to conform to the current year's presentation.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 131 to 187, which comprise the consolidated and company balance sheet as at 31 December 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 March 2014

PricewaterhouseCoopers, 22/F, Prince’s Builsing, Central, Hong Kong
T: +852 2289 8888, F: +52 2810 9888, www.pwchk.com

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2013
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2013	2012
		RMB	RMB

Turnover and other operating revenues
Turnover	3	2,833,247	2,733,618
Other operating revenues	4	47,064	52,427
		2,880,311	2,786,045
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,371,858)	(2,301,199)
Selling, general and administrative expenses	5	(69,928)	(61,174)
Depreciation, depletion and amortization		(81,265)	(70,456)
Exploration expenses, including dry holes		(12,573)	(15,533)
Personnel expenses	6	(55,353)	(51,767)
Taxes other than income tax	7	(190,672)	(188,483)
Other operating (expense)/income, net	8	(1,877)	1,229
Total operating expenses		(2,783,526)	(2,687,383)

Operating profit		96,785	98,662
Finance costs
Interest expense	9	(10,602)	(11,217)
Interest income		1,568	1,254
Unrealised gain/(loss) on embedded derivative component of the convertible bonds	30(iii) and (v)	2,028	(62)
Foreign currency exchange gains, net		2,760	144
Net finance costs		(4,246)	(9,881)
Investment income		154	235
Share of profits less losses from associates and joint ventures		2,359	1,626

Profit before taxation		95,052	90,642
Tax expense	10	(24,763)	(23,846)
Profit for the year		70,289	66,796
Attributable to:
Owners of the Company		66,132	63,879
Non-controlling interests		4,157	2,917
Profit for the year		70,289	66,796
Earnings per share:	16
Basic		0.570	0.566
Diluted		0.534	0.545

The notes on pages 139 to 187 form part of these financial statements. Details of dividends payable to owners of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2013
(Amounts in million)

	Note	Year ended 31December
		2013	2012
		RMB	RMB

Profit for the year		70,289	66,796
Other comprehensive income:	15
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		604	(151)
Available-for-sale securities		1,314	26
Share of other comprehensive income of associates		(297)	80
Foreign currency translation differences		(689)	(44)
Total items that may be reclassified subsequently to profit or loss		932	(89)
Total other comprehensive income		932	(89)

Total comprehensive income for the year		71,221	66,707
Attributable to:
Owners of the Company		67,312	63,814
Non-controlling interests		3,909	2,893
Total comprehensive income for the year		71,221	66,707

The notes on pages 139 to 187 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2013
(Amounts in million)

	Note	31 December	31 December
		2013	2012
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	669,595	588,969
Construction in progress	18	160,630	168,977
Goodwill	19	6,255	6,257
Interest in associates	21	28,444	28,812
Interest in joint ventures	22	46,874	21,388
Investments	23	3,730	2,001
Deferred tax assets	29	4,141	5,539
Lease prepayments	24	43,270	36,240
Long-term prepayments and other assets	25	46,967	34,746
Total non-current assets		1,009,906	892,929
Current assets
Cash and cash equivalents		15,046	10,456
Time deposits with financial institutions		55	408
Trade accounts receivable	26	68,466	81,395
Bills receivable	26	28,771	20,045
Inventories	27	221,906	218,262
Prepaid expenses and other current assets	28	38,766	34,449
Total current assets		373,010	365,015
Current liabilities
Short-term debts	30	109,806	73,063
Loans from Sinopec Group Company and fellow subsidiaries	30	54,064	42,919
Trade accounts payable	31	202,724	215,628
Bills payable	31	4,526	6,656
Accrued expenses and other payables	32	197,606	169,062
Income tax payable		3,096	6,045
Total current liabilities		571,822	513,373

Net current liabilities		(198,812)	(148,358)

Total assets less current liabilities		811,094	744,571
Non-current liabilities
Long-term debts	30	107,234	124,518
Loans from Sinopec Group Company and fellow subsidiaries	30	38,356	37,598
Deferred tax liabilities	29	7,977	7,294
Provisions	33	26,080	21,591
Other long-term liabilities		9,821	5,534
Total non-current liabilities		189,468	196,535

		621,626	548,036
Equity
Share capital	34	116,565	86,820
Reserves		452,238	424,094
Total equity attributable to owners of the Company		568,803	510,914
Non-controlling interests		52,823	37,122
Total equity		621,626	548,036

Approved and authorised for issue by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 139 to 187 form part of these financial statements.

BALANCE SHEET
As at 31 December 2013
(Amounts in million)

	Note	31 December	31 December
		2013	2012
		RMB	RMB

Non-current assets
Property, plant and equipment, net	17	533,297	475,417
Construction in progress	18	123,059	152,199
Investment in subsidiaries	20	135,081	82,164
Interest in associates	21	9,776	10,933
Interest in joint ventures	22	12,072	10,410
Investments	23	2,844	1,396
Deferred tax assets	29	—	657
Lease prepayments	24	34,309	30,524
Long-term prepayments and other assets	25	28,092	26,427
Total non-current assets		878,530	790,127
Current assets
Cash and cash equivalents		6,731	5,467
Time deposits with financial institutions		1	1
Trade accounts receivable	26	32,620	21,041
Bills receivable	26	2,064	1,333
Inventories	27	138,882	148,844
Prepaid expenses and other current assets	28	77,777	65,865
Total current assets		258,075	242,551
Current liabilities
Short-term debts	30	77,523	46,426
Loans from Sinopec Group Company and fellow subsidiaries	30	71	910
Trade accounts payable	31	152,007	121,184
Bills payable	31	2,443	4,000
Accrued expenses and other payables	32	234,507	209,226
Income tax payable		1,628	4,924
Total current liabilities		468,179	386,670

Net current liabilities		(210,104)	(144,119)

Total assets less current liabilities		668,426	646,008
Non-current liabilities
Long-term debts	30	85,079	123,064
Loans from Sinopec Group Company and fellow subsidiaries	30	37,574	37,345
Deferred tax liabilities	29	1,105	—
Provisions	33	22,729	19,598
Other long-term liabilities		3,257	3,000
Total non-current liabilities		149,744	183,007

		518,682	463,001
Equity
Share capital	34	116,565	86,820
Reserves	35	402,117	376,181
Total equity		518,682	463,001

Approved and authorised for issue by the board of directors on 21 March 2014.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 139 to 187 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2013
(Amounts in million)

								Total equity
				Statutory	Discretionary			attributable	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	to owners of	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	the Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Profit for the year	—	—	—	—	—	—	63,879	63,879	2,917	66,796
Other comprehensive income (Note 15)	—	—	—	—	—	(65)	—	(65)	(24)	(89)
Total comprehensive income for the year	—	—	—	—	—	(65)	63,879	63,814	2,893	66,707
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 30)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011 (Note 14)	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Interim dividend for 2012 (Note 14)	—	—	—	—	—	—	(8,682)	(8,682)	—	(8,682)
Appropriation (Note (a))	—	—	—	6,340	—	—	(6,340)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs	—	(18)	—	—	—	—	—	(18)	781	763
Distribution to Sinopec Group Company	—	(2)	—	—	—	—	—	(2)	—	(2)
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(1,462)	(1,462)
Total contributions by and distributions to owners	118	(20)	799	6,340	—	—	(32,386)	(25,149)	(681)	(25,830)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(79)	—	—	—	—	—	(79)	(106)	(185)

Total transactions with owners	118	(99)	799	6,340	—	—	(32,386)	(25,228)	(787)	(26,015)
Others (Note (f))	—	—	—	—	—	435	(435)	—	—	—

Balance at 31 December 2012	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036

The notes on pages 139 to 187 form part of these financial statements.

								Total equity
				Statutory	Discretionary			attributable	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	to owners of	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	the Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Profit for the year	—	—	—	—	—	—	66,132	66,132	4,157	70,289
Other comprehensive income (Note 15)	—	—	—	—	—	1,180	—	1,180	(248)	932
Total comprehensive income for the year	—	—	—	—	—	1,180	66,132	67,312	3,909	71,221
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 30)	—	—	1	—	—	—	—	1	—	1
Final dividend for 2012 (Note 14)	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Interim dividend for 2013 (Note 14)	—	—	—	—	—	—	(10,491)	(10,491)	—	(10,491)
Appropriation (Note (a))	—	—	—	5,734	—	—	(5,734)	—	—	—
Rights issue of H shares, net of issuance costs (Note 34)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	600	—	—	—	—	—	600	12,096	12,696
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total contributions by and distributions to owners	2,845	600	16,562	5,734	—	—	(34,158)	(8,417)	10,835	2,418
Bonus issues (Note 34)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalisation (Note 34)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Non-tradable shares reform	—	(986)	—	—	—	—	—	(986)	986	—
Acquisitions of non-controlling interests of subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(1,006)	—	—	—	—	—	(1,006)	957	(49)

Total transactions with owners	29,745	(406)	7,595	5,734	—	—	(52,091)	(9,423)	11,792	2,369
Others (Note (f))	—	—	—	—	—	(1,994)	1,994	—	—	—

Balance at 31 December 2013	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Note:
(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held  by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2013, the Company transferred RMB 5,734 million (2012: RMB 6,340 million), being 10% of the current year’s net profit determined in accordance with the accounting policies complying with ASBE to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. At 31 December 2013, the amount of retained earnings available for distribution was RMB 164,698 million (2012: RMB 152,912 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2013 of RMB 17,485 million (2012: RMB 17,933 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended 31 December 2013, the Group transferred RMB 1,994 million from other reserves to retained earnings for the net use of safety production fund (2012: RMB 435 million from retained earnings to other reserves).

The notes on pages 139 to 187 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2013
(Amounts in million)

	Note	Year ended 31 December
		2013	2012
		RMB	RMB

Net cash generated from operating activities	(a)	151,893	142,380
Investing activities
Capital expenditure		(144,972)	(145,663)
Exploratory wells expenditure		(9,974)	(11,403)
Purchase of investments, investments in associates and investments in joint ventures	22	(33,487)	(10,246)
Proceeds from disposal of investments and investments in associates		4,198	1,384
Proceeds from disposal of property, plant, equipment and other non-current assets		1,550	325
Decrease in time deposits with maturities over three months		353	142
Interest received		1,456	1,254
Investment and dividend income received		2,136	2,429
Purchase of derivative financial instruments, net		—	(419)
Net cash used in investing activities		(178,740)	(162,197)
Financing activities
Increase in borrowings		1,142,890	930,317
Repayments of borrowings		(1,105,457)	(888,567)
Proceeds from issuing shares		19,406	—
Contributions to subsidiaries from non-controlling interests		12,696	1,474
Dividends paid by the Company		(28,298)	(25,486)
Distributions by subsidiaries to non-controlling interests		(1,346)	(2,807)
Interest paid		(8,323)	(9,151)
Acquisitions of non-controlling interests of subsidiaries		(49)	(152)
Net cash generated from financing activities		31,519	5,628

Net increase/(decrease) in cash and cash equivalents		4,672	(14,189)
Cash and cash equivalents at 1 January		10,456	24,647
Effect of foreign currency exchange rate changes		(82)	(2)
Cash and cash equivalents at 31 December		15,046	10,456

The notes on pages 139 to 187 form part of these financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2013
(Amounts in million)

(a)	Reconciliation of Profit before Taxation to Net Cash Generated from Operating Activities

	Year ended 31 December
	2013	2012
	RMB	RMB
Operating activities
Profit before taxation	95,052	90,642
Adjustments for:
Depreciation, depletion and amortisation	81,265	70,456
Dry hole costs written off	5,599	7,988
Share of profits less losses from associates and joint ventures	(2,359)	(1,626)
Investment income	(154)	(235)
Interest income	(1,568)	(1,254)
Interest expense	10,602	11,217
Gain on foreign currency exchange rate changes and derivative financial instruments	(934)	(190)
Loss/(Gain) on disposal of property, plant, equipment and other non-current assets, net	826	(16)
Impairment losses on assets	4,044	1,014
Unrealised (gain)/loss on embedded derivative component of the convertible bonds	(2,028)	62
	190,345	178,058
Accounts receivable and other current assets	(7,515)	(25,593)
Inventories	(5,096)	(14,845)
Accounts payable and other current liabilities	151	27,438
	177,885	165,058
Income tax paid	(25,992)	(22,678)
Net cash generated from operating activities	151,893	142,380

The notes on pages 139 to 187 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2013

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2013 or later periods and have been adopted by the Group in current accounting period:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IFRS 10, ‘Consolidated financial statements’. Under IFRS 10, subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11, ‘Joint arrangements’. Under IFRS 11 Investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

IFRS 12, ‘Disclosure of interests in other entities’, IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

There have been no significant changes to the accounting policies applied in these financial statements for the periods presented as a result of these developments.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 43).

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 42.

Certain comparative figures have been reclassified, as necessary, in order to conform to the current period’s presentation.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

		(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a)(ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 40.

		(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a)(ii)).

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(n)).

		(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest rate method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Oil and gas properties (Continued)

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Hedging (Continued)

		(i)	Cash flow hedges (Continued)

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

		(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this year no hedge of net investment in foreign operations was hold by the Group.

	(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

		(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest rate method.

	(q)	Convertible bonds

(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest rate method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 6,335 million for the year ended 31 December 2013 (2012: RMB 5,842 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 38.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	The Group
	2013	2012
	RMB million	RMB million

Sale of materials, service and others	46,452	51,918
Rental income	612	509
	47,064	52,427

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The following items are included in selling, general and administrative expenses:

	The Group
	2013	2012
	RMB million	RMB million

Operating lease charges	14,171	11,646
Auditors’ remuneration	67	84
Impairment losses:
– trade accounts receivable	36	44
– other receivables	25	47

6	PERSONNEL EXPENSES

	The Group
	2013	2012
	RMB million	RMB million

Salaries, wages and other benefits	48,094	45,164
Contributions to retirement schemes (Note 38)	7,259	6,603
	55,353	51,767

7	TAXES OTHER THAN INCOME TAX

	The Group
	2013	2012
	RMB million	RMB million

Consumption tax (i)	133,312	129,044
Special oil income levy (ii)	25,541	29,319
City construction tax (iii)	13,283	12,443
Education surcharge	10,065	9,436
Resources tax	7,329	7,610
Other	1,142	631
	190,672	188,483

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Before 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING (EXPENSE)/INCOME, NET

	The Group
	2013	2012
	RMB million	RMB million

Government grant (i)	2,487	2,926
(Loss)/gain on disposal of property, plant, equipment and other non-current assets, net	(826)	133
Ineffective portion of change in fair value of cash flow hedges	(34)	1
Net realised and unrealised gain/(loss) on derivative financial instruments not qualified as hedging	56	(68)
Donations	(245)	(231)
Fines, penalties and compensations	(47)	(181)
Impairment losses on long-lived assets (ii)	(2,661)	(1,014)
Others	(607)	(337)
	(1,877)	1,229

Note:

(i)
Government grants for the years ended 31 December 2013 and 2012 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2013 primarily represent impairment losses recognised for the exploration and production (“E&P”) segment of RMB 2,523 million (2012: RMB 1,006 million) of property, plant and equipment (Note 17). The primary factor resulting in the E&P segment impairment losses for the year ended 31 December 2013 was unsuccessful development drilling and high operating and development costs for certain oil fields. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

9	INTEREST EXPENSE

	The Group
	2013	2012
	RMB million	RMB million

Interest expense incurred	11,435	12,069
Less: Interest expense capitalised*	(1,710)	(1,708)
	9,725	10,361
Accretion expenses (Note 33)	877	856
Interest expense	10,602	11,217
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	0.9% to 6.4%	2.6% to 6.2%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	The Group
	2013	2012
	RMB million	RMB million
Current tax
– Provision for the year	22,741	23,950
– Adjustment of prior years	302	572
Deferred taxation (Note 29)	1,720	(676)
	24,763	23,846

10	TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	The Group
	2013	2012
	RMB million	RMB million
Profit before taxation	95,052	90,642
Expected PRC income tax expense at a statutory tax rate of 25%	23,763	22,661
Tax effect of non-deductible expenses	805	536
Tax effect of non-taxable income	(1,327)	(707)
Tax effect of preferential tax rate (i)	(1,962)	(2,080)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (i)	2,171	1,911
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(575)	(190)
Tax effect of tax losses not recognised	660	963
Write-down of deferred tax assets	926	180
Adjustment of prior years	302	572
Actual income tax expense	24,763	23,846

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

	Directors’/	Salaries, allowances and		Retirement scheme
Name	supervisors’ fee	benefits in kind	Bonuses	contributions	2013 total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu (i)	—	—	—	—	—
Zhang Jianhua	—	363	573	57	993
Wang Zhigang	—	363	573	57	993
Dai Houliang	—	359	573	57	989
Cai Xiyou	—	363	573	57	993
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang (i)	—	363	573	57	993
Liu Yun	—	—	—	—	—
Independent non-executive directors
Chen Xiaojin	300	—	—	—	300
Ma Weihua	300	—	—	—	300
Jiang Xiaoming	300	—	—	—	300
Andrew Y Yan	300	—	—	—	300
Bao Guoming	300	—	—	—	300
Supervisors
Xu Bin	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	210	284	52	546
Yu Renming	—	210	279	52	541
Zhou Shiliang	—	—	—	—	—
Chen Mingzheng	—	190	327	39	556
Jiang Zhenying	—	197	279	52	528
Li Xinjian	—	—	—	—	—
Independent supervisors
Kang Mingde	—	—	—	—	—
Total	1,500	2,618	4,034	480	8,632

Note:

(i)
Mr. Wang Tianpu tendered his resignation as the president and was re-designated as a non-executive director of the Company, and Mr. Li Chunguang was appointed as the president and re-designated as an executive director of the Company from 29 May 2013.

(ii)
The above remuneration does not include the deferred payments of RMB 13 million as their salaries for the period 2010 to 2012 according to the relative regulations of the government authorities of the People’s Republic of China and the Company.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

	Directors’/	Salaries, allowances and		Retirement scheme
Name	supervisors’ fee	benefits in kind	Bonuses	contributions	2012 total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu	—	376	608	51	1,035
Zhang Jianhua	—	339	585	51	975
Wang Zhigang	—	339	585	51	975
Dai Houliang	—	339	585	51	975
Cai Xiyou	—	339	585	51	975
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Li Deshui (resigned on 11 May 2012)	100	—	—	—	100
Xie Zhongyu (resigned on 11 May 2012)	100	—	—	—	100
Chen Xiaojin	300	—	—	—	300
Ma Weihua	300	—	—	—	300
Wu Xiaogen (resigned on 11 May 2012)	100	—	—	—	100
Jiang Xiaoming (appointed on 11 May 2012)	200	—	—	—	200
Andrew Y Yan (appointed on 11 May 2012)	200	—	—	—	200
Bao Guoming (appointed on 11 May 2012)	200	—	—	—	200
Supervisors
Xu Bin (appointed on 11 May 2012)	—	—	—	—	—
Wang Zuoran (resigned on 11 May 2012)	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	210	277	47	534
Yu Renming	—	210	277	47	534
Zhou Shiliang	—	210	277	47	534
Chen Mingzheng	—	191	284	35	510
Jiang Zhenying	—	197	277	47	521
Li Xinjian (appointed on 11 May 2012)	—	—	—	—	—
Independent supervisors
Zhang Youcai (resigned on 11 May 2012)	100	—	—	—	100
Li Yonggui (resigned on 11 May 2012)	100	—	—	—	100
Kang Mingde (appointed on 11 May 2012)	200	—	—	—	200
Total	1,900	2,750	4,340	478	9,468

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the years ended 31 December 2013 and 2012, all the five highest paid individuals were directors whose emoluments were disclosed in Note 11.

13	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 42,078 million (2012: RMB 48,446 million) which has been dealt with in the financial statements of the Company.

14	DIVIDENDS

Dividends payable to owners of the Company attributable to the year represent:

	2013	2012
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.09 per share (2012: RMB 0.10 per share)	10,491	8,682
Dividends declared after the balance sheet date of RMB 0.15 per share (2012: RMB 0.20 per share)	17,485	17,933
	27,976	26,615

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ending 31 December 2013 of RMB 0.09 (2012: RMB 0.10) per share totaling RMB 10,491 million (2012: RMB 8,682 million). Dividends were paid on 17 September 2013.

Pursuant to a resolution passed at the director’s meeting on 21 March 2014, final dividends in respect of the year ended 31 December 2013 of RMB 0.15 (2012: RMB 0.20) per share totalling RMB 17,485 million (2012: RMB 17,933 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	2013	2012
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.20 per share (2012: RMB 0.20 per share)	17,933	17,364

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared and cash dividends were paid on 25 June 2013 (Note 34).

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 million in respect of the year ended 31 December 2011 was declared and paid on 7 June 2012.

15	OTHER COMPREHENSIVE INCOME

	The Group
	2013			2012
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	1,271	(210)	1,061	(438)	71	(367)
Amounts transferred to initial carrying amount of hedged items	(9)	1	(8)	—	—	—
Reclassification adjustments for amounts transferred to the consolidated income statement	(538)	89	(449)	258	(42)	216
Net movement during the year recognised in other comprehensive income	724	(120)	604	(180)	29	(151)
Available-for-sale securities:
Changes in fair value recongnised during the year	1,747	(433)	1,314	26	—	26
Net movement during the year recognised in other comprehensive income	1,747	(433)	1,314	26	—	26
Share of other comprehensive income of associates	(297)	—	(297)	80	—	80
Foreign currency translation differences	(689)	—	(689)	(44)	—	(44)
Other comprehensive income	1,485	(553)	932	(118)	29	(89)

16	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2013 is based on the profit attributable to ordinary owners of the Company of RMB 66,132 million (2012: RMB 63,879 million) and the weighted average number of shares of 116,102,910,373 (2012: 112,853,724,741) during the year. The weighted average number of shares for the year ended 31 December 2012 has been retrospectively adjusted as a result of bonus shares issuance and capitalisation during the year (Note 34) and the basic earnings and diluted earnings per share has been adjusted retrospectively.

The calculation of diluted earnings per share for the year ended 31 December 2013 is based on the profit attributable to ordinary owners of the Company of RMB 65,087 million (2012: RMB 64,482 million) and the weighted average number of shares of 121,858,818,276 (2012: 118,412,133,133) calculated as follows:

	(i)	Profit attributable to ordinary owners of the Company (diluted)

	2013	2012
	RMB million	RMB million
Profit attributable to ordinary owners of the Company	66,132	63,879
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	476	556
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(1,521)	47
Profit attributable to ordinary owners of the Company (diluted)	65,087	64,482

(ii)	Weighted average number of shares (diluted)

	2013	2012
	Number of shares	Number of shares
Weighted average number of shares at 31 December	116,102,910,373	112,853,724,741
Effect of conversion of the 2007 Convertible Bonds	1,439,688,889	1,421,733,118
Effect of conversion of the 2011 Convertible Bonds	4,316,219,014	4,136,675,274
Weighted average number of shares (diluted) at 31 December	121,858,818,276	118,412,133,133

17	PROPERTY, PLANT AND EQUIPMENT

The Group

	Plants and	Oil and gas,	Equipment, machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2012	68,476	469,178	611,005	1,148,659
Additions	369	2,848	1,121	4,338
Transferred from construction in progress	4,445	44,829	48,509	97,783
Reclassifications	15,696	(65,498)	49,802	—
Contribution to a joint venture	—	—	(271)	(271)
Reclassification to lease prepayments and other long-term assets	(1,740)	—	(8,393)	(10,133)
Disposals	(1,029)	—	(8,189)	(9,218)
Exchange adjustments	(2)	(69)	(1)	(72)
Balance at 31 December 2012	86,215	451,288	693,583	1,231,086
Balance at 1 January 2013	86,215	451,288	693,583	1,231,086
Additions	100	4,188	1,058	5,346
Transferred from construction in progress	10,385	61,144	87,573	159,102
Reclassifications	1,010	10	(1,020)	—
Contribution to joint ventures	(2)	—	(53)	(55)
Reclassification to lease prepayments and other long-term assets	(252)	—	(3,329)	(3,581)
Disposals	(619)	—	(9,645)	(10,264)
Exchange adjustments	(50)	(929)	(65)	(1,044)
Balance at 31 December 2013	96,787	515,701	768,102	1,380,590
Accumulated depreciation:
Balance at 1 January 2012	35,088	237,592	310,043	582,723
Depreciation for the year	2,757	30,293	35,130	68,180
Impairment losses for the year	—	1,006	8	1,014
Reclassifications	(2,864)	(16,645)	19,509	—
Contribution to a joint venture	—	—	(219)	(219)
Reclassification to lease prepayments and other long-term assets	(158)	—	(2,110)	(2,268)
Written back on disposals	(333)	—	(6,948)	(7,281)
Exchange adjustments	—	(32)	—	(32)
Balance at 31 December 2012	34,490	252,214	355,413	642,117
Balance at 1 January 2013	34,490	252,214	355,413	642,117
Depreciation for the year	3,109	34,347	38,065	75,521
Impairment losses for the year	23	2,520	101	2,644
Transferred from construction in progress	516	—	—	516
Reclassifications	83	7	(90)	—
Contribution to joint ventures	(1)	—	(34)	(35)
Reclassification to lease prepayments and other long-term assets	(40)	—	(394)	(434)
Written back on disposals	(483)	—	(8,312)	(8,795)
Exchange adjustments	(17)	(494)	(28)	(539)
Balance at 31 December 2013	37,680	288,594	384,721	710,995
Net book value:
Balance at 1 January 2012	33,388	231,586	300,962	565,936
Balance at 31 December 2012	51,725	199,074	338,170	588,969
Balance at 31 December 2013	59,107	227,107	383,381	669,595

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company

	Plants and	Oil and	Equipment,
	building	gas, properties	machinery	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2012	50,067	409,885	475,206	935,158
Additions	353	2,164	799	3,316
Transferred from construction in progress	3,340	40,214	35,489	79,043
Reclassifications	16,898	(65,204)	48,306	—
Transferred to subsidiaries	(108)	—	(14,376)	(14,484)
Contribution to a joint venture	—	—	(271)	(271)
Reclassification to lease prepayments and other long-term assets	(1,726)	—	(8,270)	(9,996)
Disposals	(815)	—	(6,806)	(7,621)
Balance at 31 December 2012	68,009	387,059	530,077	985,145
Balance at 1 January 2013	68,009	387,059	530,077	985,145
Additions	33	3,345	382	3,760
Transferred from construction in progress	7,979	55,436	74,582	137,997
Reclassifications	891	8	(899)	—
Transferred to subsidiaries	(610)	—	(8,287)	(8,897)
Contribution to joint ventures	(2)	—	(53)	(55)
Reclassification to lease prepayments and other long-term assets	(143)	—	(3,181)	(3,324)
Disposals	(558)	—	(7,875)	(8,433)
Others (i)	(4,338)	4,784	(12,448)	(12,002)
Balance at 31 December 2013	71,261	450,632	572,298	1,094,191

Accumulated depreciation:
Balance at 1 January 2012	22,916	201,419	239,998	464,333
Depreciation for the year	2,180	24,810	28,306	55,296
Impairment losses for the year	—	1,006	8	1,014
Reclassifications	2,095	(15,639)	13,544	—
Transferred to subsidiaries	(52)	—	(2,438)	(2,490)
Contribution to a joint venture	—	—	(219)	(219)
Reclassification to lease prepayments and other long-term assets	(146)	—	(2,067)	(2,213)
Written back on disposals	(274)	—	(5,719)	(5,993)
Balance at 31 December 2012	26,719	211,596	271,413	509,728
Balance at 1 January 2013	26,719	211,596	271,413	509,728
Depreciation for the year	2,262	29,374	28,468	60,104
Impairment losses for the year	22	2,520	57	2,599
Transferred from construction in progress	516	—	—	516
Reclassifications	182	5	(187)	—
Transferred to subsidiaries	(153)	—	(2,748)	(2,901)
Contribution to joint ventures	(1)	—	(34)	(35)
Reclassification to lease prepayments and other long-term assets	(17)	—	(386)	(403)
Written back on disposals	(433)	—	(6,785)	(7,218)
Others (i)	(1,233)	6,725	(6,988)	(1,496)
Balance at 31 December 2013	27,864	250,220	282,810	560,894

Net book value:
Balance at 1 January 2012	27,151	208,466	235,208	470,825
Balance at 31 December 2012	41,290	175,463	258,664	475,417
Balance at 31 December 2013	43,397	200,412	289,488	533,297

Note:

(i)
During the year ended 31 December 2013, the Company adjusted the financial statements of the Company of the preceding year to exclude certain insignificant subsidiaries that were included in the company financial statements. This adjustment, which does not related to the consolidated financial statements of the Group, related mainly to the long-term equity investments, fixed assets and retained earnings. Total assets was reduced by RMB 3,836 million (comprising 0.37% of total assets as at 31 December 2012). Total liabilities was reduced by RMB 12,274 million (comprising 2.12% of total liabilities as at 31 December 2012). Net assets was increased by RMB 8,438 million (comprising 1.82% of net assets as at 31 December 2012). The adjustment did not result in any material impact on the Company financial statements.

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2013 included RMB 4,188 million (2012: 2,833 million) and RMB 3,345 million (2012: RMB 2,164 million) of estimated dismantlement costs for site restoration (Note 33).

18	CONSTRUCTION IN PROGRESS

The Group

	2013	2012
	RMB million	RMB million

Balance at 1 January	168,977	111,311
Additions	167,605	170,235
Dry hole costs written off	(5,599)	(7,988)
Transferred to property, plant and equipment	(158,586)	(97,783)
Reclassification to lease prepayments and other long-term assets	(11,718)	(6,796)
Impairment losses for the year	(15)	—
Exchange adjustments	(34)	(2)
Balance at 31 December	160,630	168,977

As at 31 December 2013, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 19,152 million (2012: RMB 17,829 million). The geological and geophysical costs paid during the year ended 31 December 2013 were RMB 6,735 million (2012: RMB 7,469 million).

The Company

	2013	2012
	RMB million	RMB million

Balance at 1 January	152,199	101,641
Additions	125,897	143,697
Dry hole costs written off	(5,599)	(7,988)
Transferred to property, plant and equipment	(137,481)	(79,043)
Transferred to subsidiaries	(1,070)	(228)
Reclassification to lease prepayments and other long-term assets	(10,872)	(5,880)
Impairment losses for the year	(15)	—
Balance at 31 December	123,059	152,199

19	GOODWILL

	31 December	31 December
	2013	2012
	RMB million	RMB million

Cost	13,912	13,914
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,255	6,257

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	31 December	31 December
	2013	2012
	RMB million	RMB million

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	202	204
	6,255	6,257

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from11.5% to12.7% (2012: 11.5% to 12.5%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any significant adverse change in the assumptions could cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

20	INVESTMENTS IN SUBSIDIARIES

	The Company
	2013	2012
	RMB million	RMB million

Investments in subsidiaries, at cost	135,081	82,164

Details of the Company’s principal subsidiaries at 31 December 2013 are set out in Note 40.

21	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

	% of		Measurement
Name of company	ownership interests	Principal activities	method

Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy)	38.75	Manufacturing of coal-chemical products	Equity method
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chmical”)	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method
Shanghai Petroleum Company Limited (“Shanghai Petroleum”	30.00	Exploration and production of crude oil and natural gas	Equity method

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current assets	104,477	105,911	15,410	13,942	4,474	2,140	3,094	3,360	2,849	2,682
Non-current assets	17,490	18,633	4,830	4,674	6,987	5,871	3,069	3,042	1,058	1,234
Current liabilities	(102,112)	(105,290)	(12,249)	(10,875)	(335)	(215)	(1,183)	(1,172)	(281)	(136)
Non-current liabilities	(3,271)	(3,471)	(233)	(282)	(1,330)	—	(1,102)	(1,408)	(354)	(374)
Net assets	16,584	15,783	7,758	7,459	9,796	7,796	3,878	3,822	3,272	3,406
Net assets attributable to non-controlling interests	—	—	899	838	—	—	—	—	—	—
Net assets attributable to owners of the Company	16,584	15,783	6,859	6,621	9,796	7,796	3,878	3,822	3,272	3,406
Share of net assets from associates	8,126	7,734	1,989	1,920	3,796	3,021	1,158	1,137	982	1,022
Carrying Amounts	8,126	7,734	1,989	1,920	3,796	3,021	1,158	1,137	982	1,022

Summarised statement of comprehensive income

Year ended 31 December	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy (i)		Shanghai Chemical		Shanghai Petroleum
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	2,893	3,329	111,023	102,467	—	—	6	6	948	1,069
Profit/(loss) for the year	1,409	1,374	2,027	1,790	—	(47)	100	143	66	209
Other comprehensive income/(loss)	(608)	160	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)	801	1,534	2,027	1,790	—	(47)	100	143	66	209
Dividends declared by associates	—	—	444	414	—	—	17	—	60	90
Share of profit/(loss) from associates	690	673	513	442	—	(18)	38	55	20	63
Share of other comprehensive income/(loss) from associates	(298)	79	—	—	—	—	—	—	—	—

Note:

(i)	Zhongtian Synergetic Energy was under construction during the year ended 31 December 2013.

The share of profit and other comprehensive income for the year ended 31 December 2013 in all individually immaterial associates accounted for using equity method in aggregate was RMB 760 million (2012: RMB 1,215 million) and RMB 1 million (2012: RMB 1 million) respectively.

22	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

					Principal
	% of ownership		Measurement	Country of	place of
Name of entity	interests	Principal activities	method	incorporation	business

Fujian Refining and Petrochemical Company Limited (“Fujian Refining and Petrochemical”)	50.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd.(“CIR”) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	Kazakhstan
Taihu Limited (“Taihu”) (i)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Mansarovar Energy Colombia Ltd. (“Mansarovar “) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	Fujian Refining and Petrochemical		BASF-YPC
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Current assets
Cash and cash equivalents	1,016	3,339	550	488
Other current assets	14,072	12,273	6,727	6,531
Total current assets	15,088	15,612	7,277	7,019
Non-current assets	29,818	27,612	18,496	18,470
Current liabilities
Current financial liabilities (ii)	(5,493)	(1,749)	(2,990)	(2,320)
Other current liabilities	(10,191)	(11,642)	(2,027)	(1,985)
Total current liabilities	(15,684)	(13,391)	(5,017)	(4,305)
Non-current liabilities
Non-current financial liabilities (iii)	(21,952)	(22,365)	(4,904)	(6,112)
Other non-current liabilities	(298)	(327)	(1)	(2)
Total non-current liabilities	(22,250)	(22,692)	(4,905)	(6,114)
Net assets	6,972	7,141	15,851	15,070
Share of net assets from joint ventures	3,486	3,571	6,340	6,028
Carrying Amounts	3,486	3,571	6,340	6,028

Note:

(i)
Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013 and the purchase agreements entered into with relevant vendors on 28 March 2013, the Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar and at the same time provided a shareholder loan (USD 263 million) for a total consideration of approximately USD 775 million in November 2013 and 50% of equity interests of CIR for a consideration of approximately USD 1,486 million as well as 49% of equity interests of Taihu and the respective vendor’s special dividend (USD 94 million) for a total consideration of approximately USD 807 million, both acquisitions were completed in December 2013.

As the purchase price allocation has not been completed, the summarised financial information for CIR, Taihu and Mansarovar is not disclosed.

(ii)	Excluding trade accounts payable, other payables.

(iii)	Excluding provisions.

Summarised statement of comprehensive income

Year ended 31 December	Fujian Refining and Petrochemical		BASF-YPC
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Turnover	57,140	69,237	23,176	22,938
Depreciation, depletion and amortization	(2,038)	(2,206)	(2,147)	(1,983)
Interest income	23	22	20	28
Interest expense	(1,203)	(1,352)	(319)	(388)
Profit/(loss) before taxation	(1,894)	(2,803)	1,060	939
Tax expense	525	587	(279)	(240)
Profit/(loss) for the year	(1,369)	(2,216)	781	699
Total comprehensive income/(loss)	(1,369)	(2,216)	781	699
Dividends declared by a joint venture	—	—	—	1,061
Share of profit/(loss) from joint ventures	(685)	(1,108)	312	280

The share of profit for the year ended 31 December 2013 in all individually immaterial joint ventures accounted for using equity method in aggregate was a profit of RMB 670 million (2012: RMB 24 million).

23	INVESTMENTS

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Available-for-sale financial assets
– Equity securities, listed and at quoted market price	1,964	83	1,882	13
Investments in equity securities, unlisted and at cost	1,834	2,084	997	1,509
	3,798	2,167	2,879	1,522
Less: Impairment loss for investments	(68)	(166)	(35)	(126)
	3,730	2,001	2,844	1,396

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2013 amounted to RMB 2 million (2012: nil).

24	LEASE PREPAYMENTS

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January	43,002	29,815	35,335	22,578
Additions	717	1,116	542	1,046
Transferred from construction in progress	6,697	3,482	6,314	3,365
Transferred from other long-term assets	1,214	8,626	1,096	8,579
Reclassification to other assets	(34)	(21)	(21)	(20)
Transferred to subsidiaries	—	—	(159)	(212)
Disposals	(86)	(16)	(48)	(1)
Exchange adjustments	(93)	—	—	—
Others (Note 17)	—	—	(3,202)	—
Balance at 31 December	51,417	43,002	39,857	35,335
Accumulated amortisation:
Balance at 1 January	6,762	3,706	4,811	1,988
Amortisation charge for the year	1,288	1,073	924	877
Transferred from other long-term assets	155	1,991	148	1,980
Reclassification to other assets	(5)	(5)	(4)	(5)
Transferred to subsidiaries	—	—	(11)	(28)
Written back on disposals	(33)	(3)	(17)	(1)
Exchange adjustments	(20)	—	—	—
Others (Note 17)	—	—	(303)	—
Balance at 31 December	8,147	6,762	5,548	4,811
Net book value:	43,270	36,240	34,309	30,524

25	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, catalysts and operating rights of service stations.

26	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Amounts due from third parties	50,638	63,311	2,422	2,634
Amounts due from subsidiaries	—	—	25,068	14,885
Amounts due from Sinopec Group Company and fellow subsidiaries	9,311	7,207	2,742	668
Amounts due from associates and joint ventures	9,091	11,576	2,766	3,400
	69,040	82,094	32,998	21,587
Less: Impairment losses for bad and doubtful debts	(574)	(699)	(378)	(546)
Trade accounts receivable, net	68,466	81,395	32,620	21,041
Bills receivable	28,771	20,045	2,064	1,333
	97,237	101,440	34,684	22,374

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Within one year	97,066	101,295	34,519	22,315
Between one and two years	112	85	110	45
Between two and three years	46	52	44	10
Over three years	13	8	11	4
	97,237	101,440	34,684	22,374

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million

Balance at 1 January	699	1,012	546	857
Impairment losses recognised for the year	36	44	16	31
Reversal of impairment losses	(38)	(155)	(17)	(152)
Written off	(123)	(202)	(113)	(190)
Others	—	—	(54)	—
Balance at 31 December	574	699	378	546

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

27	INVENTORIES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Crude oil and other raw materials	124,198	115,025	82,991	80,247
Work in progress	21,181	20,734	14,910	15,079
Finished goods	76,289	79,494	41,036	50,969
Spare parts and consumables	1,989	3,500	1,079	2,778
	223,657	218,753	140,016	149,073
Less: Allowance for diminution in value of inventories	(1,751)	(491)	(1,134)	(229)
	221,906	218,262	138,882	148,844

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,433,886 million for the year ended 31 December 2013 (2012: RMB 2,372,215 million), which includes the write-down of inventories of RMB 1,453 million (2012: RMB 7,419 million) that primarily related to the materials and finished goods in refining and chemical segments and the reversal of write-down of inventories made in prior years of RMB 1 million (2012: RMB 378 million). The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories of RMB 192 million for the year ended 31 December 2013 (2012: RMB 7,943 million) was realized primarily with the sales of inventories.

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Receivables	10,130	8,622	54,172	41,989
Advances to suppliers	4,216	4,370	5,237	5,003
Value-added tax input tax deduction to stay	19,756	20,264	18,368	18,873
Derivative financial instruments	4,664	1,193	—	—
	38,766	34,449	77,777	65,865

29	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	3,315	3,292	—	—	3,315	3,292
Accruals	357	421	—	—	357	421
Cash flow hedges	34	36	(120)	—	(86)	36
Non-current
Property, plant and equipment	7,200	7,467	(15,590)	(15,661)	(8,390)	(8,194)
Tax losses carried forward	2,261	3,051	—	—	2,261	3,051
Embedded derivative component of the convertible bonds	—	—	(870)	(364)	(870)	(364)
Available-for-sale securities	—	—	(436)	(3)	(436)	(3)
Others	99	21	(86)	(15)	13	6
Deferred tax assets/(liabilities)	13,266	14,288	(17,102)	(16,043)	(3,836)	(1,755)

The Company

	Assets		Liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2013	2012	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	2,883	2,741	—	—	2,883	2,741
Accruals	306	330	—	—	306	330
Non-current
Property, plant and equipment	5,861	6,324	(8,905)	(8,367)	(3,044)	(2,043)
Embedded derivative component of the convertible bonds	—	—	(870)	(364)	(870)	(364)
Available-for-sale securities	—	—	(436)	(3)	(436)	(3)
Others	61	11	(5)	(15)	56	(4)
Deferred tax assets/(liabilities)	9,111	9,406	(10,216)	(8,749)	(1,105)	657

At 31 December 2013, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 10,809 million (2012: RMB 11,510 million), of which RMB 2,638 million (2012: RMB 3,852 million) was incurred for the year ended 31 December 2013, because it was not probable that the future taxable profits will be realised. These deductable losses carried forward of RMB 685 million, RMB 325 million, RMB 3,374 million, RMB 3,787million and RMB 2,638 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2013, write-down of deferred tax assets amounted to RMB 926 million (2012: RMB 180 million).

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

		Recognised	Recognised
	Recognised in	consolidated	in other	Balance at
	Balance at	income	comprehensive	31 December
	1 January 2012	statement	income	2012
	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	3,105	187	—	3,292
Accruals	1,844	(1,423)	—	421
Cash flow hedges	7	—	29	36
Non-current
Property, plant and equipment	(8,622)	413	15	(8,194)
Tax losses carried forward	1,550	1,501	—	3,051
Embedded derivative component of the convertible bonds	(379)	15	—	(364)
Available-for-sale securities	(3)	—	—	(3)
Others	23	(17)	—	6
Net deferred tax liabilities	(2,475)	676	44	(1,755)
		Recognised in	Recognised
		consolidated	in other	Balance at
	Balance at	income	comprehensive	31 December
	1 January 2013	statement	income	2013
	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	3,292	23	—	3,315
Accruals	421	(64)	—	357
Cash flow hedges	36	(2)	(120)	(86)
Non-current
Property, plant and equipment	(8,194)	(388)	192	(8,390)
Tax losses carried forward	3,051	(790)	—	2,261
Embedded derivative component of the convertible bonds	(364)	(506)	—	(870)
Available-for-sale securities	(3)	—	(433)	(436)
Others	6	7	—	13
Net deferred tax liabilities	(1,755)	(1,720)	(361)	(3,836)

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

		Recognised in
		consolidated
	Balance at	income	Transferred	Balance at
	1 January 2012	statement	to a subsidiary	31 December 2012
	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	2,706	224	(189)	2,741
Accruals	1,780	(1,450)	—	330
Non-current
Property, plant and equipment	(1,866)	(177)	—	(2,043)
Embedded derivative component of the convertible bonds	(379)	15	—	(364)
Available-for-sale securities	(3)	—	—	(3)
Others	26	(30)	—	(4)
Net deferred tax assets	2,264	(1,418)	(189)	657

		Recognised in	Recognised
	Balance at	consolidated	in other	Transferred	Balance at
	1 January	income	comprehensive	to a	31 December
	2013	statement	income	subsidiary	2013
	RMB million	RMB million	RMB million	RMB million	RMB million

Current
Receivables and inventories	2,741	159	—	(17)	2,883
Accruals	330	(24)	—	—	306
Non-current
Property, plant and equipment	(2,043)	(994)	—	(7)	(3,044)
Embedded derivative component of the convertible bonds	(364)	(506)	—	—	(870)
Available-for-sale securities	(3)	—	(433)	—	(436)
Others	(4)	60	—	—	56
Net deferred tax assets/(liabilities)	657	(1,305)	(433)	(24)	(1,105)

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Third parties’ debts
Short-term bank loans	54,640	27,597	23,144	1,070
Current portion of long-term bank loans	1,093	15,387	306	15,354
Current portion of long-term corporate bonds	3,500	—	3,500	—
Current portion of convertible bonds	40,573	—	40,573	—
Current portion of long-term other loans	—	79	—	2
	45,166	15,466	44,379	15,356
Corporate bonds (i)	10,000	30,000	10,000	30,000

	109,806	73,063	77,523	46,426
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	53,481	42,631	71	622
Current portion of long-term loans	583	288	—	288
	54,064	42,919	71	910

	163,870	115,982	77,594	47,336

The Group’s and the Company’s weighted average interest rates on short-term loans were 2.2% (2012: 1.9%) and 4.0% (2012: 4.7%) at 31 December 2013, respectively.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	31 December	31 December	31 December	31 December
		2013	2012	2013	2012
		RMB million	RMB million	RMB million	RMB million

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 6.4% per annum at 31 December 2013 with maturities through 2025	7,712	16,910	6,657	15,547
Japanese Yen denominated	Interest rates at 2.6% per annum at 31December 2013 with maturities in 2023	561	785	561	785
US Dollar denominated	Interest rates ranging from interest free to 4.00 % per annum at 31 December 2013 with maturities through 2031	916	353	206	229
		9,189	18,048	7,424	16,561
Long-term other loans
Renminbi denominated	—	—	68	—	—
US Dollar denominated	—	—	19	—	10
		—	87	—	10
Corporate bonds
Renminbi denominated	Fixed interest rates ranging from 3.75 % to 5.68 % per annum at 31 December 2013 with maturity through 2022 (ii)	60,000	60,000	60,000	60,000
US Dollar denominated	Fixed interest rates ranging from 1.25 % to 4.25 % per annum at 31 December 2013 with maturities through 2043	21,177	—	—	—
		81,177	60,000	60,000	60,000
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (iii)	10,948	10,956	10,948	10,956
Renminbi denominated	Bonds with Warrants with maturity in 2014 (iv)	29,625	28,327	29,625	28,327
US Dollar denominated	Convertible bonds with maturity in 2017 (v)	21,461 62,034	22,566 61,849	21,461 62,034	22,566 61,849

Total third parties’ long-term debts		152,400	139,984	129,458	138,420
Less: Current portion		(45,166)	(15,466)	(44,379)	(15,356)
		107,234	124,518	85,079	123,064
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.46 % per annum at 31 December 2013 with maturities through 2020	38,911	37,700	37,574	37,455
US Dollar denominated	Interest rates ranging from 1.82 % to 1.86% per annum at 31 December 2013 with maturities in 2014	28	186	—	178
Less: Current portion		(583)	(288)	—	(288)
		38,356	37,598	37,574	37,345

		145,590	162,116	122,653	160,409

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(i)
The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 15 August 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum.

	(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11,700 million (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

During the year ended 31 December 2013, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 8.10 per share as a result of cash dividends, bonus issues and capitalisation.

As at 31 Decmber 2013, the carrying amounts of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB10,948 million (2012: RMB 10,842 million) and RMB 0 million (2012: RMB 114 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 31 December 2013.

As at 31 December 2013 and 2012, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 31 December	At 31 December
	2013	2012

Stock price of H shares	HKD 6.33	HKD 8.78
Conversion price	HKD 8.10	HKD 10.60
Option adjusted spread	162 basis points	150 basis points
Average risk free rate	0.55%	0.39%
Average expected life	0.3 years	1.3 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 31 December 2013 resulted in an unrealised gain of RMB 114 million (2012: an unrealised loss of RMB 43 million), which has been recorded under “finance costs” in the consolidated income statement for the year ended 31 December 2013.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(iv)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On 4 March 2010, warrants of the bonds have already expired.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note: (Continued)

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 31 December 2013, the carrying amounts of the liability component and the derivative component were RMB 20,913 million (2012: RMB 20,104 million) and RMB 548 million (2012: RMB 2,462 million), respectively.

During the year ended 31 December 2013, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 5.13 per share as a result of cash dividends, bonus issues and capitalisation.

During the year ended 31 December 2013, RMB 725 thousand of the 2011 Convertible Bonds were converted into 114,076 A shares of the Company.

As at 31 December 2013 and 2012, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 31 December	At 31 December
	2013	2012

Stock price of A shares	RMB 4.48	RMB 6.92
Conversion price	RMB 5.13	RMB 6.98
Credit spread	95 basis points	120 basis points
RMB onshore swap rate	5.23%	3.66%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2012 to 31 December 2013 resulted in an unrealised gain of RMB 1,914 million (2012: an unrealised loss of RMB 19 million), which has been recorded in the “finance costs” section of the consolidated income statement for the year ended 31 December 2013.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

31	TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Amounts due to third parties	192,082	204,535	57,309	54,209
Amounts due to Sinopec Group Company and fellow subsidiaries	8,114	6,870	4,463	2,514
Amounts due to associates and joint ventures	2,528	4,223	775	1,004
Amounts due to subsidiaries	—	—	89,460	63,457
	202,724	215,628	152,007	121,184
Bills payable	4,526	6,656	2,443	4,000
Trade accounts and bills payables measured at amortised cost	207,250	222,284	154,450	125,184

The ageing analysis of trade accounts and bills payables are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Due within 1 month or on demand	194,108	199,888	133,374	104,614
Due after 1 month but within 6 months	8,548	17,945	12,876	15,783
Due after 6 months	4,594	4,451	8,200	4,787
	207,250	222,284	154,450	125,184

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Salaries and welfare payable	818	1,838	489	1,315
Interest payable	2,290	2,135	2,111	2,070
Other payables	78,003	58,478	130,329	116,204
Financial liabilities carried at amortised costs	81,111	62,451	132,929	119,589
Taxes other than income tax	32,792	36,204	27,663	31,031
Receipts in advance	81,079	69,299	73,909	58,570
Derivative financial instruments	2,624	1,108	6	36
	197,606	169,062	234,507	209,226

33	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group		The Company
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January	21,525	18,317	19,598	17,114
Provision for the year	4,188	2,833	3,345	2,164
Accretion expenses	877	856	781	798
Utilised	(561)	(480)	(544)	(478)
Exchange adjustments	(25)	(1)	—	—
Others (Note 17)	—	—	(451)	—
Balance at 31 December	26,004	21,525	22,729	19,598

34	SHARE CAPITAL

	The Group and the Company
	31 December	31 December
	2013	2012
	RMB million	RMB million
Registered, issued and fully paid
91,051,875,187 listed A shares (2012: 70,039,798,886) of RMB 1.00 each	91,052	70,040
25,513,438,600 listed H shares (2012: 16,780,488,000) of RMB 1.00 each	25,513	16,780
	116,565	86,820

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds.

34	SHARE CAPITAL (Continued)

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (note 14), and 1 share transferred from the share premium for every 10 existing shares.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion, but including long-term debts and loans from Sinopec Group Company and fellow subsidiaries), by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2013, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 20.4% (2012: 24.1%) and 55.1% (2012: 56.4%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 36, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

35	RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2013	2012
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,122	9,124
Distribution to Sinopec Group Company	—	(2)
Balance at 31 December	9,122	9,122
Share premium
Balance at 1 January	25,752	24,953
Rights issue of H shares, net of issuance costs	16,561	—
Capitalisation (Note 34)	(8,967)	—
Exercise of Conversion of the 2011 Convertible Bonds (Note 30(v))	1	799
Balance at 31 December	33,347	25,752
Statutory surplus reserve
Balance at 1 January	67,603	61,263
Appropriation	5,734	6,340
Balance at 31 December	73,337	67,603
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Appropriation	—	—
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	3,792	3,346
Change in fair value of available-for-sale financial assets, net of deferred tax	1,306	—
Special reserve	(1,778)	446
Others (Note 17)	1,293	—
Balance at 31 December	4,613	3,792
Retained earnings
Balance at 1 January	152,912	121,463
Profit for the year	54,966	64,281
Bonus issues (Note 34)	(17,933)	—
Distribution to owners (Note 14)	(28,424)	(26,046)
Appropriation	(5,734)	(6,340)
Special reserve	1,778	(446)
Others (Note 17)	7,133	—
Balance at 31 December	164,698	152,912

	402,117	376,181

36	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipments through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2013 and 2012, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Within one year	13,507	15,844	13,082	15,400
Between one and two years	13,064	14,983	12,777	14,678
Between two and three years	12,850	14,844	12,772	14,546
Between three and four years	12,742	14,745	12,725	14,480
Between four and five years	12,656	14,598	12,644	14,421
Thereafter	307,268	326,234	307,255	320,713
	372,087	401,248	371,255	394,238

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 31 December 2013 and 2012, capital commitments are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Authorised and contracted for	181,428	202,745	131,298	176,105
Authorised but not contracted for	111,169	16,803	38,217	14,613
	292,597	219,548	169,515	190,718

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 404 million for the year ended 31 December 2013 (2012: RMB 424 million).

Estimated future annual payments are as follows:

	The Group and the Company
	31 December	31 December
	2013	2012
	RMB million	RMB million
Within one year	318	325
Between one and two years	140	163
Between two and three years	38	28
Between three and four years	24	27
Between four and five years	19	24
Thereafter	835	699
	1,374	1,266

Contingent liabilities
At 31 December 2013 and 2012, guarantees in respect of facilities granted to the parties below were as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	RMB million	RMB million	RMB million	RMB million
Subsidiaries	—	—	21,339	—
Joint ventures	438	574	204	245
Associates	—	75	—	—
Others	5,425	5,496	—	—
	5,863	6,145	21,543	245

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2013 and 2012, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 5,154 million for the year ended 31 December 2013 (2012: RMB 4,813 million).

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business.

	Note	2013	2012
		RMB million	RMB million
Sales of goods	(i)	318,092	313,919
Purchases	(ii)	141,316	129,005
Transportation and storage	(iii)	1,639	1,590
Exploration and development services	(iv)	52,814	48,831
Production related services	(v)	13,235	11,893
Ancillary and social services	(vi)	6,755	4,062
Operating lease charges	(vii)	11,116	7,408
Agency commission income	(viii)	185	154
Interest income	(ix)	89	116
Interest expense	(x)	1,802	1,228
Net deposits (placed with)/withdrawn from related parties	(ix)	(2,528)	3,108
Net loans obtained from related parties	(xi)	11,903	30,805

The amounts set out in the table above in respect of the year ended 31 December 2013 and 2012 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 31 December 2013 and 2012, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 36.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

37	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
		(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2013 was RMB 6,540 million (2012: RMB 4,012 million).

		(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

		(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation effective from 1 January 2013, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2013. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			(1)	the government-prescribed price;

			(2)	where there is no government-prescribed price, the government-guidance price;

			(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

‧
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. In the year ended 31 December 2012, the company has entered into the supplemental agreement with Sinopec Group Company and the rental amount is approximately RMB 10,800 million per annum (2012: RMB 6,727 million) effective from the year ended 31 December 2013. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company during the year ended 31 December 2013 (Note 22).

37	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	At	At
	31 December	31 December
	2013	2012
	RMB million	RMB million
Trade accounts receivable	18,402	18,783
Prepaid expenses and other current assets	2,276	2,902
Long-term prepayments and other assets	11,378	4,196
Total	32,056	25,881
Trade accounts payable	10,642	11,093
Accrued expenses and other payables	22,369	11,295
Other long-term liabilities	4,102	—
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	54,064	42,919
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	38,356	37,598
Total	129,533	102,905

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2013, and as at and for the year ended 31 December 2012, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2013	2012
	RMB’000	RMB’000
Short-term employee benefits	8,152	8,990
Retirement scheme contributions	480	478
	8,632	9,468

The above remuneration does not include the deferred payments of RMB 13 million as their salaries for the period 2010 to 2012 according to the relative regulations of the government authorities of the People’s Republic of China and the Company. Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 38. As at 31 December 2013 and 2012, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

	‧	sales and purchases of goods and ancillary materials;

	‧	rendering and receiving services;

	‧	lease of assets;

	‧	depositing and borrowing money; and

	‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

38	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2013 were RMB7,259 million (2012: RMB 6,603 million).

39	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

39	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Information of the Group’s reportable segments is as follows:

	2013	2012
	RMB million	RMB million
Turnover
Exploration and production
External sales	60,848	53,738
Inter-segment sales	158,618	174,571
	219,466	228,309
Refining
External sales	194,469	193,464
Inter-segment sales	1,111,004	1,071,387
	1,305,473	1,264,851
Marketing and distribution
External sales	1,486,037	1,453,541
Inter-segment sales	6,330	9,638
	1,492,367	1,463,179
Chemicals
External sales	374,097	356,150
Inter-segment sales	55,999	48,226
	430,096	404,376
Corporate and others
External sales	717,796	676,725
Inter-segment sales	640,224	635,046
	1,358,020	1,311,771
Elimination of inter-segment sales	(1,972,175)	(1,938,868)

Turnover	2,833,247	2,733,618
Other operating revenues
Exploration and production	22,641	28,876
Refining	5,796	6,061
Marketing and distribution	10,047	8,703
Chemicals	7,491	7,588
Corporate and others	1,089	1,199
Other operating revenues	47,064	52,427

Turnover and other operating revenues	2,880,311	2,786,045

	2013	2012
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	54,793	70,054
– Refining	8,599	(11,444)
– Marketing and distribution	35,143	42,652
– Chemicals	868	1,178
– Corporate and others	(3,412)	(2,443)
– Elimination	794	(1,335)
Total segment operating profit	96,785	98,662
Share of profits from associates and joint ventures
– Exploration and production	358	301
– Refining	(486)	(934)
– Marketing and distribution	794	1,034
– Chemicals	418	408
– Corporate and others	1,275	817
Aggregate share of profits from associates and joint ventures	2,359	1,626
Investment income
– Exploration and production	8	1
– Refining	11	75
– Marketing and distribution	93	131
– Chemicals	—	14
– Corporate and others	42	14
Aggregate investment income	154	235
Net finance costs	(4,246)	(9,881)

Profit before taxation	95,052	90,642
Assets
Segment assets
– Exploration and production	406,237	368,587
– Refining	329,236	309,204
– Marketing and distribution	273,872	261,724
– Chemicals	156,373	145,867
– Corporate and others	107,197	100,517
Total segment assets	1,272,915	1,185,899
Interest in associates and joint ventures	75,318	50,200
Investments	3,730	2,001
Deferred tax assets	4,141	5,539
Cash and cash equivalents and time deposits with financial institutions	15,101	10,864
Other unallocated assets	11,711	3,441
Total assets	1,382,916	1,257,944
Liabilities
Segment liabilities
– Exploration and production	104,233	90,430
– Refining	69,029	62,271
– Marketing and distribution	101,564	87,785
– Chemicals	23,670	30,100
– Corporate and others	129,816	139,811
Total segment liabilities	428,312	410,397
Short-term debts	109,806	73,063
Income tax payable	3,096	6,045
Long-term debts	107,234	124,518
Loans from Sinopec Group Company and fellow subsidiaries	92,420	80,517
Deferred tax liabilities	7,977	7,294
Other unallocated liabilities	12,445	8,074
Total liabilities	761,290	709,908

39	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2013	2012
	RMB million	RMB million
Capital expenditure
Exploration and production	105,311	78,272
Refining	26,064	32,161
Marketing and distribution	29,486	27,232
Chemicals	19,189	18,996
Corporate and others	5,076	2,061
	185,126	158,722
Depreciation, depletion and amortisation
Exploration and production	44,126	39,283
Refining	13,859	12,270
Marketing and distribution	11,127	8,792
Chemicals	10,757	8,883
Corporate and others	1,396	1,228
	81,265	70,456
Impairment losses on long-lived assets
Exploration and production	2,523	1,006
Refining	88	—
Marketing and distribution	35	8
Chemicals	—	—
Corporate and others	15	—
	2,661	1,014

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2013	2012
	RMB million	RMB million
External sales
Mainland China	2,107,202	2,088,043
Others	773,109	698,002
	2,880,311	2,786,045

	31 December	31 December
	2013	2012
	RMB million	RMB million
Non-current assets
Mainland China	941,046	862,044
Others	51,181	22,123
	992,227	884,167

40	PRINCIPAL SUBSIDIARIES

At 31 December 2013, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars	Interests held	Interests
	of issued	by the	held by
	capital	Company	non-controlling
Name of company	(million)%		interests %	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	RMB 5,619	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	6.49	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	—	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng Chemical Fibre”) (i)	RMB 4,000	40.25	59.75	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,000	100.00	—	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

40	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material non-controlling interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Fujian Petrochemical		Shanghai Petrochemical (ii)	Sinopec Kantons (ii)	Yizheng Chemical Fibre (ii)	SIPL
	At	At	At	At	At	At	At
	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2013	2012	2012	2012	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Current assets	281	1,068	12,891	2,517	4,578	13,983	2,404
Current liabilities	(197)	(571)	(18,927)	(1,105)	(2,570)	(2,414)	(726)
Total current net assets/(liabilities)	84	497	(6,036)	1,412	2,008	11,569	1,678
Non-current assets	4,596	4,172	23,571	3,895	6,560	46,143	17,861
Non-current liabilities	(796)	(671)	(1,231)	(2)	(55)	(32,831)	(7,453)
Total non-current net assets	3,800	3,501	22,340	3,893	6,505	13,312	10,408
Net assets	3,884	3,998	16,304	5,305	8,513	24,881	12,086
Attributable to owners of the Company	1,942	1,999	8,575	3,786	3,554	7,494	5,454
Attributable to non-controlling interests (iii)	1,942	1,999	7,729	1,519	4,959	17,387	6,632

Note:

(ii)
These three listed companies will announce their financial information for the year ended 31 December 2013 later than the Company, therefore their 2013 financial information is not currently disclosed.

(iii)	On 9 May 2013, Sinopec Kantons issued 412,500,000 ordinary shares to non-controlling interests with total consideration amounted to HK$2,681.25 million.

The Group and a fellow subsidiary of Sinopec Group Company contributed USD 1,473 million to establish Sinopec International Petroleum E&P Hongkong Overseas Limited in Hong Kong through which three new joint ventures were acquired during the year ended 31 December 2013 (Note 22).

Summarised statement of comprehensive income

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical	Sinopec Kantons	Yizheng Chemical Fibre	SIPL
	2013	2012	2012	2012	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Turnover	5,379	6,361	93,008	17,863	16,988	13,652	15,911
Profit/(loss) for the year	(716)	(1,007)	(1,505)	236	(358)	4,250	5,735
Total comprehensive income/(loss)	(714)	(1,006)	(1,505)	236	(358)	3,814	5,693
Profit/(loss) attributable to non-controlling interests	(358)	(504)	(656)	85	(210)	1,774	2,622
Dividends paid to non-controlling interests	—	—	187	7	70	—	—

Summarised statement of cash flows

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical	Sinopec Kantons	Yizheng Chemical Fibre	SIPL
	2013	2012	2012	2012	2012	2013	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million
Net cash generated from/(used in) operating activities	523	(481)	(2,066)	245	(968)	7,006	8,097
Net cash used in investing activities	(698)	(288)	(4,062)	(1,455)	(662)	(36,924)	(3,040)
Net cash generated from/(used in) financing activities	369	600	6,198	2,530	285	31,662	(4,399)
Net increase/(decrease) in cash and cash equivalents	194	(169)	70	1,320	(1,345)	1,744	658
Cash and cash equivalents at 1 January	28	197	91	626	1,507	824	179
Effect of foreign currency exchange rate changes	—	—	—	4	—	(100)	(13)
Cash and cash equivalents at 31 December	222	28	161	1,950	162	2,468	824

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, salaries and welfare payable, interest payable, trade accounts payable, bills payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧ credit risk;

‧ liquidity risk;

‧ market risk; and

‧ equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 26.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2013, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 289,106 million (2012: RMB 197,696 million) on an unsecured basis, at a weighted average interest rate of 3.12% per annum (2012: 2.20%). At 31 December 2013, the Group’s outstanding borrowings under these facilities were RMB 44,966 million (2012: RMB 12,815 million) and were included in debts.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

The Group

	31 December 2013
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Short-term debts	109,806	111,753	111,753	—	—	—
Long-term debts	107,234	134,403	3,942	14,799	82,326	33,336
Loans from Sinopec Group Company and fellow subsidiaries	92,420	93,030	54,373	484	2,613	35,560
Trade accounts payable	202,724	202,724	202,724	—	—	—
Bills payable	4,526	4,526	4,526	—	—	—
Accrued expenses and other payables	83,735	83,735	83,735	—	—	—
	600,445	630,171	461,053	15,283	84,939	68,896

	31 December 2012
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Short-term debts	73,063	74,302	74,302	—	—	—
Long-term debts	124,518	142,342	3,242	45,935	73,929	19,236
Loans from Sinopec Group Company and fellow subsidiaries	80,517	80,978	43,254	1,425	739	35,560
Trade accounts payable	215,628	215,628	215,628	—	—	—
Bills payable	6,656	6,656	6,656	—	—	—
Accrued expenses and other payables	63,559	63,559	63,559	—	—	—
	563,941	583,465	406,641	47,360	74,668	54,796

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The Company

	31 December 2013
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Short-term debts	77,523	79,350	79,350	—	—	—
Long-term debts	85,079	100,505	3,263	14,118	64,638	18,486
Loans from Sinopec Group Company and fellow subsidiaries	37,645	37,948	133	62	2,193	35,560
Trade accounts payable	152,007	152,007	152,007	—	—	—
Bills payable	2,443	2,443	2,443	—	—	—
Accrued expenses and other payables	132,935	132,935	132,935	—	—	—
	487,632	505,188	370,131	14,180	66,831	54,046

	31 December 2012
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Short-term debts	46,426	47,558	47,558	—	—	—
Long-term debts	123,064	140,568	3,158	45,781	72,393	19,236
Loans from Sinopec Group Company and fellow subsidiaries	38,255	38,500	1,040	1,410	490	35,560
Trade accounts payable	121,184	121,184	121,184	—	—	—
Bills payable	4,000	4,000	4,000	—	—	—
Accrued expenses and other payables	119,626	119,626	119,626	—	—	—
	452,555	471,436	296,566	47,191	72,883	54,796

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012
	million	million	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 4,118	USD 2,405	USD 1,534	USD 66
Japanese Yen	JPY 9,711	JPY 10,753	JPY 9,711	JPY 10,753
Hong Kong Dollars	HKD 13,931	HKD 13,511	HKD 13,925	HKD 13,511

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2013 and 2012 would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.

	The Group
	31 December	31 December
	2013	2012
	RMB million	RMB million
US Dollars	941	567
Japanese Yen	21	29
Hong Kong Dollars	411	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2013, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 411 million (2012: RMB 577 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2012.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2013, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2013 are set out in Notes 28 and 32.

As at 31 December 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s profit and retained earnings by approximately RMB 18 million (2012: decrease/increase RMB 221 million), and increase/decrease the Group’s other reserves by approximately RMB 2,806 million (2012: increase/decrease RMB 152 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2012.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2013, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 30(iii) and (v), respectively.

As at 31 December 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 1,333 million (2012: RMB 2,007 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 737 million (2012: RMB 1,448 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2012.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2013

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964	1,882	—	—	1,882
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664	—	—	—	—
	2,312	4,316	—	6,628	1,882	—	—	1,882
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	548	—	548	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624	—	6	—	6
	339	2,833	—	3,172	—	554	—	554

At 31 December 2012

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83	13	—	—	13
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193	—	—	—	—
	165	1,111	—	1,276	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	2,576	—	2,576	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108	—	36	—	36
	92	3,592	—	3,684	—	2,612	—	2,612

During the year ended 31 December 2013 and 2012, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value (Continued)

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 0.37% to 7.03% (2012: 4.89% to 6.55%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2013 and 31 December 2012:

	31 December	31 December
	2013	2012
	RMB million	RMB million
Carrying amount	151,852	137,408
Fair value	149,694	131,391

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2013 and 31 December 2012.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

43	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2013

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2013 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

44	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2013 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Note	2013	2012
		RMB million	RMB million
Net profit under ASBE		71,377	66,411
Adjustments:
Government grants	(i)	119	112
Safety production fund	(ii)	(1,207)	273
Profit for the year under IFRS*		70,289	66,796

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	2013	2012
		RMB million	RMB million
Shareholders’ equity under ASBE		623,260	550,601
Adjustments:
Government grants	(i)	(1,634)	(1,723)
Safety production fund	(ii)	—	(842)
Total equity under IFRS*		621,626	548,036

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2012 and 2013 which have been audited by KPMG and PricewaterhouseCoopers, respectively.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2013 and 2012, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are relatively small and therefore the information are presented with total amount of both internal and external.

Table I: Capitalised costs related to oil and gas producing activities

	2013	2012
	RMB million	RMB million
The Group
Property cost, wells and related equipment and facilities	515,701	451,288
Supporting equipment and facilities	176,883	158,749
Uncompleted wells, equipment and facilities	64,569	57,124
Total capitalised costs	757,153	667,161
Accumulated depreciation, depletion, amortisation and impairment losses	(361,859)	(316,445)
Net capitalised costs	395,294	350,716
Equity method investments
Share of net capitalised costs of joint ventures	14,528	—

Table II: Costs incurred in oil and gas exploration and development

	2013	2012
	RMB million	RMB million
The Group
Exploration	19,158	22,637
Development	81,969	71,168
Total costs incurred	101,127	93,805
Equity method investments
Share of costs of exploration and development of joint ventures	35	—

Table III: Results of operations related to oil and gas producing activities

	2013	2012
	RMB million	RMB million
Group
Revenues
Sales	60,616	53,270
Transfers	158,317	174,251
	218,933	227,521
Production costs excluding taxes	(52,163)	(47,467)
Exploration expenses	(12,573)	(15,533)
Depreciation, depletion, amortisation and impairment losses	(46,649)	(40,289)
Taxes other than income tax	(35,391)	(39,784)
Profit before taxation	72,153	84,448
Income tax expense	(20,113)	(22,953)
Results of operation from producing activities	52,044	61,495
Equity method investments
Share of profit for producing activities of joint ventures	40	—
Total of the Group and equity method investments results
of operations for producing activities	52,084	61,495

The results of operations for producing activities for the years ended 31 December 2013 and 2012 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2013 and 2012 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

The Group	2013	2012
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,843	2,848
Revisions of previous estimates	(10)	9
Improved recovery	166	163
Extensions and discoveries	175	151
Production	(333)	(328)
End of year	2,841	2,843
Non-controlling interest in proved developed and undeveloped reserves at the end of year	31	32
Proved developed reserves
Beginning of year	2,577	2,545
End of year	2,562	2,577
Proved undeveloped reserves
Beginning of year	266	303
End of year	279	266
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,730	6,709
Revisions of previous estimates	(326)	278
Improved recovery	35	109
Extensions and discoveries	714	232
Production	(660)	(598)
End of year	6,493	6,730
Proved developed reserves
Beginning of year	5,439	4,246
End of year	5,781	5,439
Proved undeveloped reserves
Beginning of year	1,291	2,463
End of year	712	1,291

Equity method investments	2013	2012
Share of proved developed and undeveloped reserves of joint ventures (oil) (million barrels)
Beginning of year	—	—
End of year	289	—
Share of proved developed and undeveloped reserves of joint ventures (gas) (billion cubic feet)
Beginning of year	—	—
End of year	27	—

The Group and share of joint ventures	2013	2012
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,843	2,848
End of year	3,130	2,843
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,730	6,709
End of year	6,520	6,730

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2013 and 2012 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

The Group	2013	2012
	RMB million	RMB million
Future cash flows	1,894,416	2,029,836
Future production costs	(902,692)	(965,683)
Future development costs	(46,784)	(50,162)
Future income tax expenses	(145,198)	(176,591)
Undiscounted future net cash flows	799,742	837,400
10% annual discount for estimated timing of cash flows	(288,341)	(322,234)
Standardised measure of discounted future net cash flows	511,401	515,166
Discounted future net cash flow attributable to non-controlling interests	5,149	7,059

Equity method joint ventures	2013	2012
	RMB million	RMB million
Standardised measure of discounted future net cash flows	23,261	—

Table VI: Changes in the standardised measure of discounted cash flows

	2013	2012
	RMB million	RMB million
Sales and transfers of oil and gas produced, net of production costs	(131,379)	(104,319)
Net changes in prices and production costs	(33,245)	(28,277)
Net change due to extensions, discoveries and improved recoveries	75,336	73,394
Revisions of previous quantity estimates	(10,478)	12,945
Previously estimated development costs incurred during the year	17,831	19,526
Accretion of discount	62,380	40,767
Net change in income taxes	15,790	4,630
Others	—	261
Net change for the year	(3,765)	18,927

CORPORATE INFORMATION

STATUTORY NAME
中國石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

AUTHORISED REPRESENTATIVES
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS AND PLACE OF
BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode: 100728
Tel.: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail addresses: ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES
FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT
ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK
NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name: SINOPEC CORP
Stock code: 600028

H Shares:
Hong Kong Stock Exchange
Stock name: Sinopec Corp
Stock code: 0386

ADRs:
New York Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

London Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

NAMES AND ADDRESSES OF AUDITORS OF
SINOPEC CORP.
Domestic Auditors: PricewaterhouseCoopers
Zhong Tian LLP
Address: 11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC
Overseas Auditors: PricewaterhouseCoopers
Address: 22nd Floor,
Prince’s Building,
Central, Hong Kong

ALTERATION OF REGISTRATION OF SINOPEC CORP. DURING THE REPORTING PERIOD

1      Alteration of registration during the report period

(1) On 22 May 2013, Sinopec Corp. added to business scope with “dairy products, health food business, culture, wholesale and retail of sports supplies and equipment, specialized retail of automobiles, motorcycles and spare parts; vehicle maintenance, repair and decoration."

(2) On 13 December 2013, registered capital of Sinopec Corp. and paid-in capital changed into RMB 89,665,523,175.

2     Inquiry for the first registration of Sinopec Corp.

Please refer to the 2012 annual report of Sinopec Corp.

3  Changes in the Sinopec Corp.’s main business since its listing

No changes in main business of the Company since listing.

4  Changes of controlling shareholders since its listing

   Since Sinopec Corp. listed, no changes have occurred in the controlling shareholder.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 21 March 2014 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of annual reports signed by Mr.Fu Chengyu, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2013 prepared under IFRS and ABSE, signed by Mr.Fu Chengyu, the Chairman, Mr. Li Chunguang, director and President, Mr. Wang Xinhua, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors’ report signed by the auditors; and

d)	All the original copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 21 March 2014

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the PRC Securities Law and Management Rules for Information Disclosure by Listed Companies promulgated by the CSRC, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2013 annual report of Sinopec Corp. and concluded that this annual report truly and objectively represents Sinopec Corp.’s business performance in 2013, it contains no false representations, misleading statements or material omissions and complies with the requirements of the CSRC and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Fu Chengyu	Wang Tianpu	Zhang Yaocang	Li Chunguang

Zhang Jianhua	Wang Zhigang	Cai Xiyou	Cao Yaofeng

Dai Houliang	Liu Yun	Chen Xiaojin	Ma Weihua

Jiang Xiaoming	Andrew Y. Yan	Bao Guoming	Wang Xinhua

Zhang Haichao	Jiao Fangzheng	Lei Dianwu	Wang Yongjian

Ling Yiqun	Jiang Zhenghong	Huang Wensheng

21 March 2014

This annual report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 24, 2014